UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 13 August 2005 – 31 August 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1. Second Supplemental Trust Deed dated 30 November 2001	1

CONFORMED COPY

DATED 30TH NOVEMBER, 2001

TCNZ FINANCE LIMITED

(acting through its principal office in New Zealand or its Australian branch)

as Issuer

- and -

TELECOM CORPORATION OF NEW ZEALAND LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

- and -

TCNZ AUSTRALIA INVESTMENTS PTY LIMITED

(ACN 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c

SECOND SUPPLEMENTAL TRUST DEED

further modifying and restating the Trust Deed dated

17th March, 2000 as previously modified by a First Supplemental Trust Deed relating to the U.S.$1,000,000,000

(now U.S.$2,000,000,000)

Euro Medium Term Note Programme

For the Issuer and the Guarantors

as to New Zealand law:

RUSSELL MCVEAGH

Mobil on the Park

157 Lambton Quay

Wellington

New Zealand

For the Issuer as to Australian law:

CLAYTON UTZ

No. I O’Connell Street

Sydney NSW 2000

Australia

For the Trustee as to English law:

ALLEN & OVERY

One New Change

London EC4M 9QQ

England

THIS SECOND SUPPLEMENTAL TRUST DEED is made on 30th November, 2001 BETWEEN:

(1)	TCNZ FINANCE LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (acting through its principal office in New Zealand or its Australian branch) (the “Issuer”);

(2)	TELECOM CORPORATION OF NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“TCNZ”);

(3)	TELECOM INVESTMENTS LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 jervois Quay, Wellington, New Zealand (“Investments”);

(4)	TELECOM NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“New Zealand”);

(5)	TELECOM PACIFIC LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“Pacific”);

(6)	TCNZ AUSTRALIA INVESTMENTS PTY LIMITED (ACN 087 384 825), a company incorporated with limited liability in the State of New South Wales, Australia, whose registered office is at Level 31, 1 Eagle Street, Brisbane, Queensland 4001, Australia (“TCNZ Australia” and together with Investments, New Zealand and Pacific, the “Original Guaranteeing Subsidiaries” and the Original Guaranteeing Subsidiaries together with TCNZ, the “Original Guarantors”); and

(7)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated with limited liability in England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the “Trustee”, which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Noteholders, the Receiptholders and the Couponholders (each as defined in the Principal Trust Deed referred to below).

WHEREAS:

(1)	This Second Supplemental Trust Deed is supplemental to:

(i)	the Trust Deed dated 17th March, 2000 (the “Principal Trust Deed”) made between the Issuer, the Original Guarantors and the Trustee and relating to the U.S.$1,000,000,000 Euro Medium Term Note Programme established by the Issuer (the “Programme”); and

(ii)	the First Supplemental Trust Deed dated 1st June, 2001 (the “First Supplemental Trust Deed” and, together with the Principal Trust Deed, the “Subsisting Trust Deeds”) made between the Issuer, the Original Guarantors and the Trustee and modifying the provisions of the Principal Trust Deed.

(2)	On 30th November, 2001 the Issuer published modified Listing Particulars relating to the Programme (the “Listing Particulars”).

(3)	By virtue of Clause 19(B) of the Principal Trust Deed the Trustee may without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders at any time and from time to time concur with the Issuer in making any modification, inter alia, to these presents which in the opinion of the Trustee it may be proper to make PROVIDED THAT the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders.

(4)	The Issuer and the Original Guarantors have requested the Trustee to concur in making the modifications to the Principal Trust Deed hereinafter contained in order to reflect the relevant modifications to the Listing Particulars referred to in Recital (2) above.

(5)	The Trustee, being of the opinion that it is proper to make the modifications referred to in Recital (4) above and that they are not materially prejudicial to the interests of the Noteholders, has concurred with the Issuer in making such modifications and, as evidenced by its execution hereof, has agreed that notice of such modifications need not be given to the Noteholders.

NOW THIS SECOND SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY DECLARED as follows:

1.	All words and expressions defined in the Subsisting Trust Deeds shall, unless the context otherwise requires, have the same meanings in this Second Supplemental Trust Deed.

2.	Save:

(i)	in relation to all Series of Notes issued during the period up to and including the day last preceding the date of this Second Supplemental Trust Deed and any Notes issued on or after the date of this Second Supplemental Trust Deed so as to be consolidated and form a single Series with the Notes of any Series issued during the period up to and including such last preceding day; and

(ii)	for the purpose (where necessary) of construing the provisions of this Second Supplemental Trust Deed,

with effect on and from the date of this Second Supplemental Trust Deed:

(a)	the Principal Trust Deed (as previously modified) is hereby further modified in such manner as would result in the Principal Trust Deed being in the form set out in the Schedule hereto; and

(b)	the provisions of the Principal Trust Deed insofar as the same still have effect shall cease to have effect and in lieu thereof the provisions of the Principal Trust Deed (being in the form set out in the Schedule hereto) shall have effect.

3.	The Subsisting Trust Deeds and this Second Supplemental Trust Deed shall henceforth be read and construed together as one trust deed.

4.	A memorandum of this Second Supplemental Trust Deed shall be endorsed by the Trustee on the original of the Principal Trust Deed and by the Issuer and the Original Guarantors on their duplicates of the Principal Trust Deed.

5.	A person who is not a party to this Second Supplemental Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Second Supplemental Trust Deed, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS whereof this Second Supplemental Trust Deed has been executed as a deed by the Issuer, the Original Guarantors and the Trustee and delivered on the date first stated on page 1 above.

2

THE SCHEDULE

MODIFIED AND RESTATED PRINCIPAL TRUST DEED

DATED I7TH MARCH, 2000

TCNZ FINANCE LIMITED

(acting through its principal office in New Zealand or its Australian branch)

as Issuer

- and -

TELECOM CORPORATION OF NEW ZEALAND LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

- and -

TCNZ AUSTRALIA INVESTMENTS PTY LIMITED

(ACN 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c.

TRUST DEED

relating to a

U.S.$2,000,000,000

Euro Medium Term Note Programme

For the Issuer and the Guarantors

as to New Zealand law:

RUSSELL MCVEAGH

Mobil on the Park

157 Lambton Quay

Wellington

New Zealand

For the Issuer as to Australian law:

CLAYTON UTZ

No. 1 O’Connell Street

Sydney NSW 2000

Australia

For the Trustee as to English law:

ALLEN & OVERY

One New Change

London EC4M 9QQ

England

SCHEDULES

THIS TRUST DEED is made on 17th March, 2000 BETWEEN:

(1)	TCNZ FINANCE LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (acting through its principal office in New Zealand or its Australian branch) (the “Issuer”);

(2)	TELECOM CORPORATION OF NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“TCNZ”);

(3)	TELECOM INVESTMENTS LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“Investments”);

(4)	TELECOM NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“New Zealand”);

(5)	TELECOM PACIFIC LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (“Pacific”);

(6)	TCNZ AUSTRALIA INVESTMENTS PTY LIMITED (ACN 087 384 825), a company incorporated with limited liability in the State of New South Wales, Australia, whose registered office is at Level 31, 1 Eagle Street, Brisbane, Queensland 4001, Australia (“TCNZ Australia” and together with Investments, New Zealand and Pacific, the “Original Guaranteeing Subsidiaries” and the Original Guaranteeing Subsidiaries together with TCNZ, the “Original Guarantors”); and

(7)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated with limited liability in England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the “Trustee”, which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Noteholders, the Receiptholders and the Couponholders (each as defined below).

WHEREAS:

(1)	By a resolution of the Board of Directors of the Issuer passed on 13th March, 2000, the Issuer has resolved to establish a Euro Medium Term Note Programme pursuant to which the Issuer may from time to time issue Notes as set out herein. Notes up to a maximum nominal amount (calculated in accordance with Clause 3(5) of the Programme Agreement (as defined below)) from time to time outstanding of U.S.$2,000,000,000 (subject to increase as provided in the Programme Agreement) (the “Programme Limit”) may be issued pursuant to the said Programme.

(2)	By resolutions of the Board of Directors of TCNZ passed on 12th August, 1999, TCNZ Australia passed on 15th March, 2000 and the other Original Guarantors passed on 13th March, 2000 the Original Guarantors have resolved to guarantee all Notes issued under the said Programme and to enter into certain covenants as set out in this Trust Deed.

(3)	The Trustee has agreed to act as trustee of these presents for the benefit of the Noteholders, the Receiptholders and the Couponholders upon and subject to the terms and conditions of these presents.

NOW THIS TRUST DEED WITNESSES AND IT IS AGREED AND DECLARED as follows:

1.	DEFINITIONS

(A)	IN these presents unless there is anything in the subject or context inconsistent therewith the following expressions shall have the following meanings:

“Agency Agreement” means the agreement dated 17th March, 2000, as amended and/or supplemented and/or restated from time to time, pursuant to which the Issuer and the Original Guarantors have appointed the Principal Paying Agent, the other Paying Agents, the Registrar and the Transfer Agents in relation to all or any Series of the Notes (other than Australian Domestic Notes) and any other agreement for the time being in force appointing further or other Paying Agents or Transfer Agents or another Principal Paying Agent or Registrar in relation to all or any Series of the Notes (other than Australian Domestic Notes), or in connection with their duties, the terms of which have previously been approved in writing by the Trustee, together with any agreement for the time being in force amending, modifying or replacing with the prior written approval of the Trustee any of the aforesaid agreements;

“Appointee” means any attorney, manager, agent, delegate or other person appointed by the Trustee under these presents;

“Auditors” means the auditors for the time being of TCNZ and, if there are joint auditors, means all or any one of such joint auditors or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of these presents, such other firm of chartered accountants as may be nominated or approved in writing by the Trustee for the purposes of these presents;

“Australian Domestic Notes” means Notes in inscribed form denominated in Australian dollars, constituted by the Deed Poll and issued by the Issuer in the Australian domestic capital markets;

“Australian Registrar” means the registrar appointed by the Issuer in relation to all or any Series of Australian Domestic Notes;

“Bearer Global Note” means a Temporary Global Note and/or a Permanent Global Note, as the context may require;

“Bearer Notes” means those of the Notes for the time being in bearer form;

“Calculation Agency Agreement” means the agreement, as amended and/or supplemented and/or restated from time to time, pursuant to which the Issuer and the Original Guarantors have appointed the Calculation Agent in relation to any relevant Series of the Notes and any other agreement for the time being in force appointing another Calculation Agent in relation to any relevant Series of the Notes, or in connection with its duties, the terms of which have previously been approved in writing by the Trustee, together with any agreement for the time being in force amending, modifying or replacing with the prior written approval of the Trustee any such agreement;

“Calculation Agent” means, in relation to all or any Series of the Notes, the person appointed as such from time to time pursuant to the provisions of the Agency Agreement or any Successor calculation agent in relation thereto:

“Charge” has the meaning set out in Condition 4;

“Clearstream, Luxembourg” means Clearstream Banking, société anonyme;

“Conditions” means, in relation to the Notes of any Series, the terms and conditions endorsed on or incorporated by reference into the Note or Notes constituting such Series, such terms and conditions being in or substantially in the form set out in the First Schedule or in such other form, having regard to the terms of issue of the Notes of the relevant Series, as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s) as modified and supplemented by the Pricing Supplement applicable to the Notes of the relevant Series, in each case as from time to time modified in accordance with the provisions of these presents;

“Coupon” means an interest coupon appertaining to a Definitive Bearer Note (other than a Zero Coupon Note), such coupon being:

(i)	if appertaining to a Fixed Rate Note, in the form or substantially in the form set out in Part V A of the Second Schedule or in such other form, having regard to the terms of issue of the Notes of the relevant Series, as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s); or

(ii)	if appertaining to a Floating Rate Note or an Index Linked Interest Note, in the form or substantially in the form set out in Part V B of the Second Schedule or in such other form, having regard to the terms of issue of the Notes of the relevant Series, as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s); or

(iii)	if appertaining to a Definitive Bearer Note which is neither a Fixed Rate Note nor a Floating Rate Note nor an Index Linked Interest Note, in such form as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), and includes, where applicable, the Talon(s) appertaining thereto and any replacements for Coupons and Talons issued pursuant to Condition 13;

“Couponholders” means the several persons who are for the time being holders of the Coupons and includes, where applicable, the Talonholders;

“Dealers” means Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Merrill Lynch International, Morgan Stanley & Co. International Limited, National Australia Bank Limited, Salomon Brothers International Limited and UBS AG acting through its division Warburg Dillon Read and any other entity which the Issuer may appoint as a Dealer and notice of whose appointment has been given to the Principal Paying Agent and the Trustee by the Issuer in accordance with the provisions of the Programme Agreement but excluding any entity whose appointment has been terminated in accordance with the provisions of the Programme Agreement and notice of which termination has been given to the Principal Paying Agent and the Trustee by the Issuer in accordance with the provisions of the Programme Agreement and references to a “relevant Dealer” or “relevant Dealer(s)” mean, in relation to any Tranche or Series of Notes, the Dealer or Dealers with whom the Issuer has agreed the issue of the Notes of such Tranche or Series and “Dealer” means any one of them;

“Deed Poll” means the Deed Poll to constitute Australian Domestic Notes in a form to be approved by the Trustee;

“Definitive Bearer Note” means a Bearer Note in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s) in exchange for either a Temporary Global Note or part thereof or a Permanent Global Note (all as indicated in the applicable Pricing Supplement), such Bearer Note in definitive form being in the form or substantially in the form set out in Part III of the Second Schedule with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference (where applicable to this Trust Deed) as indicated in the applicable Pricing Supplement and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Pricing Supplement endorsed thereon or attached thereto and (except in the case of a Zero Coupon Note in bearer form) having Coupons and, where appropriate, Receipts and/or Talons attached thereto on issue;

“Definitive Note” means a Definitive Bearer Note and/or, as the context may require, a Definitive Registered Note;

“Definitive Registered Note” means a Registered Note in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and these presents in exchange for a Temporary Global Note, a Permanent Global Note or a Registered Global Note (all as indicated in the applicable Pricing Supplement), such Registered Note in definitive form being in the form or substantially in the form set out in Part IX of the Second Schedule with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference (where applicable to this Trust Deed) as indicated in the applicable Pricing Supplement and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Pricing Supplement endorsed thereon or attached thereto and having a Form of Transfer endorsed thereon;

“Dual Currency Note” means a Note in respect of which payments of principal and/or interest are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases, as the Issuer, and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement);

“Early Redemption Amount” has the meaning ascribed thereto in Condition 9(e);

“Euroclear” means Euroclear Bank S.A./N.V. as operator of the Euroclear System;

“Event of Default” means any of the conditions, events or acts provided in Condition 12 to be Events of Default (being events upon the happening of which the Notes of any Series would, subject only to notice by the Trustee as therein provided, become immediately due and repayable);

“Extraordinary Resolution” has the meaning set out in paragraph 20 of the Third Schedule;

“Fixed Rate Note” means a Note on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on such other dates as may be agreed between the Issuer and the relevant Dealer(s) (as indicated in the applicable Pricing Supplement);

“Floating Rate Note” means a Note on which interest is calculated at a floating rate payable one-, two-, three-, six- or twelve-monthly or in respect of such other period or on such date(s) as may be agreed between the Issuer and the relevant Dealer(s) (as indicated in the applicable Pricing Supplement);

“Form of Transfer” means the form of transfer endorsed on a Definitive Registered Note in the form or substantially in the form set out in Part IX of the Second Schedule;

“Global Note” means a Temporary Global Note and/or a Permanent Global Note and/or a Registered Global Note, as the context may require;

“Guaranteeing Subsidiary” means, at any time, the Original Guaranteeing Subsidiaries and any other company which pursuant to Clause 7(K) becomes a Guaranteeing Subsidiary but excluding any such company which has been released from its guarantee and indemnity pursuant to Clause 7(L);

“Guarantors” means, at any time, the Original Guarantors and any other company which pursuant to Clause 7(L) becomes a Guaranteeing Subsidiary but excluding any such company which has been released from its guarantee and indemnity pursuant to Clause 7(M);

“Index Linked Interest Note” means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index and/or a formula as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement);

“Index Linked Redemption Note” means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index and/or a formula as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement);

“Interest Commencement Date” means, in the case of interest-bearing Notes, the date specified in the applicable Pricing Supplement from (and including) which such Notes bear interest, which may or may not be the Issue Date;

“Interest Payment Date” means, in relation to any Floating Rate Note or Index Linked Interest Note, either:

(i)	the date which falls the number of months or other period specified as the “Specified Period” in the applicable Pricing Supplement after the preceding Interest Payment Date or the Interest Commencement Date (in the case of the first Interest Payment Date); or

(ii)	such date or dates as are indicated in the applicable Pricing Supplement;

“Issue Date” means, in respect of any Note, the date of issue and purchase of such Note pursuant to and in accordance with the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), being in the case of (a) any Permanent Global Note or Definitive Note represented initially by a Temporary Global Note, the same date as the date of issue of the Temporary Global Note which initially represented such Note and (b) any Definitive Note represented initially by a Registered Global Note, the same date as the date of issue of the Registered Global Note which initially represented such Note;

“Issue Price” means the price, generally expressed as a percentage of the nominal amount of the Notes, at which the Notes will be issued;

“London Business Day” has the meaning set out in Condition 7(b)(v);

“London Stock Exchange” means the London Stock Exchange plc;

“Material Subsidiary” has the meaning set out in Condition 5;

“Maturity Date” means the date on which a Note is expressed to be redeemable;

“month” means calendar month;

“Note” means a note (including an Australian Domestic Note) issued pursuant to the Programme and denominated in such currency or currencies as may be agreed between the Issuer and the relevant Dealer(s) which:

(i)	has such maturity as may be agreed between the Issuer and the relevant Dealer(s), subject to such minimum or maximum maturity as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant currency; and

(ii)	has such denomination as may be agreed between the Issuer and the relevant Dealer(s), subject to such minimum denomination as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant currency, issued or to be issued by the Issuer pursuant to the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and these presents and which shall, in the case of Bearer Notes, initially be represented by, and comprised in either (a) a Temporary Global Note which may (in accordance with the terms of such Temporary Global Note) be exchanged for Definitive Bearer Notes or Definitive Registered Notes or a Permanent Global Note, which Permanent Global Note may (in accordance with the terms of such Permanent Global Note) in turn be exchanged for Definitive Bearer Notes or (b) a Permanent Global Note which may (in accordance with the terms of such Permanent Global Note) be exchanged for Definitive Bearer Notes or Definitive Registered Notes (all as indicated in the applicable Pricing Supplement) and which shall, in the case of Registered Notes, be represented by, and comprised in, one or more Registered Global Notes each of which may (in accordance with the terms of such Registered Global Note) be exchanged for Definitive Registered Notes (all as indicated in the applicable Pricing Supplement) and includes any replacements for a Note (whether a Bearer Note or a Registered Note, as the case may be) issued pursuant to Condition 13;

“Noteholders” means the several persons who are for the time being holders of outstanding Notes (being, in the case of Bearer Notes, the bearers thereof and, in the case of Registered Notes or Australian Domestic Notes, the several persons whose names are entered in the register of holders of such Notes as the holders thereof) save that, in respect of the Notes of any Series, for so long as such Notes or any part thereof are represented by a Bearer Global Note deposited with a common depositary or by a Registered Global Note, each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear and Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg) shall be deemed to be the holder of such nominal amount of such Notes (and the holder of the relevant Global Note shall be deemed not to be the holder) for all purposes of these presents other than with respect to the payment of principal or interest on such nominal amount of such Notes, the rights to which shall be vested, as against the Issuer, the Guarantors and the

Trustee, solely in such common depositary or, as the case may be, the registered holder of such Registered Global Note and for which purpose such common depositary or, as the case may be, the registered holder of such Registered Global Note shall be deemed to be the holder of such nominal amount of such Notes in accordance with and subject to its terms and the provisions of these presents and the expressions “Noteholder”, “holder” and “holder of Notes” and related expressions shall be construed accordingly;

“notice” means, in respect of a notice to be given to Noteholders, a notice validly given pursuant to Condition 16;

“Official List” has the meaning ascribed hereto in section 142 of the Financial Services Act 1986;

“outstanding” means, in relation to the Notes of all or any Series, all the Notes of such Series issued other than:

(a)	those Notes which have been redeemed pursuant to these presents;

(b)	those Notes in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys (including all interest payable thereon) have been duly paid to the Trustee or to the Principal Paying Agent in the manner provided in the Agency Agreement (and where appropriate notice to that effect has been given to the relative Noteholders in accordance with Condition 16) and remain available for payment against presentation of the relevant Notes and/or Receipts and/or Coupons;

(c)	those Notes which have been purchased and cancelled in accordance with Conditions 9(h) and 9(i):

(d)	those Notes which have become void under Condition 11;

(e)	those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to Condition 13;

(f)	(for the purpose only of ascertaining the nominal amount of the Notes outstanding and without prejudice to the status for any other purpose of the relevant Notes) those Notes which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 13; and

(g)	any Temporary Global Note to the extent that it shall have been exchanged for Definitive Bearer Notes, Definitive Registered Notes or a Permanent Global Note, any Permanent Global Note to the extent that it shall have been exchanged for Definitive Bearer Notes or Definitive Registered Notes and any Registered Global Note to the extent that it shall have been exchanged for Definitive Registered Notes, in each case pursuant to its provisions, the provisions of these presents and the Agency Agreement,

PROVIDED THAT for each of the following purposes, namely:

(i)	the right to attend and vote at any meeting of the holders of the Notes of any Series;

(ii)	the determination of how many and which Notes of any Series are for the time being outstanding for the purposes of Clause 9(A). Conditions 12 and 17 and paragraphs 2, 5, 6 and 9 of the Third Schedule;

(iii)	any discretion, power or authority (whether contained in these presents or vested by operation of law) which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the holders of the Notes of any Series; and

(iv)	the determination by the Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the holders of the Notes of any Series,

those Notes of the relevant Series (if any) which are for the time being held by or on behalf of the Issuer, any Guarantor or any Subsidiary or holding company of the Issuer or any Guarantor, in each case as beneficial owner, shall (unless and until ceasing to be so held) be deemed not to remain outstanding;

“Paying Agents” means, in relation to all or any Series of the Notes, the several institutions (including, where the context permits, the Principal Paying Agent) at their respective specified offices initially appointed as paying agents in relation to such Notes by the Issuer and the Guarantors pursuant to the Agency Agreement and/or, if applicable, any Successor paying agents;

“Permanent Global Note” means a global note in the form or substantially in the form set out in Part II of the Second Schedule with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), together with the copy of the applicable Pricing Supplement annexed thereto, comprising some or all of the Bearer Notes of the same Series, issued by the Issuer pursuant to the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s) and these presents;

“Potential Event of Default” means any condition, event or act which, with the lapse of time and/or the giving of notice and/or the issue of any certificate, would constitute an Event of Default;

“Pricing Supplement” has the meaning set out in the Programme Agreement;

“Principal Paying Agent” means, in relation to all or any Series of the Notes, Citibank, N.A. at its office at 5 Carmelite Street, London EC4Y 0PA, England, or, if applicable, any Successor principal paying agent;

“Programme” means the Euro Medium Term Note Programme established by, or otherwise contemplated in, the Programme Agreement;

“Programme Agreement” means the agreement of even date herewith between the Issuer, the Original Guarantors and the Dealers named therein concerning the purchase of Notes to be issued pursuant to the Programme together with any agreement for the time being in force amending, replacing, novating or modifying such agreement;

“Receipt” means a receipt attached on issue to a Definitive Bearer Note redeemable in instalments for the payment of an instalment of principal, such receipt being in the form or substantially in the form set out in Part IV of the Second Schedule or in such other form as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s) and includes any replacements for Receipts issued pursuant to Condition 13;

“Receiptholders” means the several persons who are for the time being holders of the Receipts;

“Reference Banks” means, in relation to the Notes of any relevant Series, the several banks initially appointed as reference banks and/or, if applicable, any Successor reference banks;

“Registered Global Note” means a registered global note in the form or substantially in the form set out in Part VIII of the Second Schedule with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), together with the copy of the applicable Pricing Supplement annexed thereto, comprising some or all of the Registered Notes of the same Series, issued by the Issuer pursuant to the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s) and these presents;

“Registered Notes” means those of the Notes which are for the time being in registered form;

“Registrar” means, in relation to all or any Series of the Registered Notes, Citibank, N.A. at its office at 5 Carmelite Street, London EC4Y 0PA, England or, if applicable, any Successor registrar;

“Registry Services Agreement” means the agreement, as amended and/or supplemented and/or restated from time to time, pursuant to which the Issuer and the Guarantor appoint an Australian Registrar and any other agreement for the time being in force appointing further or other Australian registrars, or in connection with its or their duties, the terms of which have previously been approved in writing by the Trustee, together with any agreement for the time being in force amending, modifying or replacing with the prior written approval of the Trustee any of the aforesaid agreements;

“Relevant Date” has the meaning set out in Condition 10;

“repay”, “redeem” and “pay” shall each include both the others and cognate expressions shall be construed accordingly;

“Series” means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices and the expressions “Notes of the relevant Series”, “holders of Notes of the relevant Series” and related expressions shall be construed accordingly;

“Stock Exchange” means the Luxembourg Stock Exchange or any further or other stock exchange(s) on which any Notes may from time to time be listed, and references in these presents to the “relevant Stock Exchange” shall, in relation to any Notes, be references to the stock exchange on which such Notes are, from time to time, or are intended to be, listed;

“Subsidiary” means a company which is for the time being a subsidiary within the meaning of Section 5 of the Companies Act 1993 of New Zealand of another company;

“Successor” means, in relation to the Principal Paying Agent, the other Paying Agents, the Registrar, the Australian Registrar, the Reference Banks, the Calculation Agent and the Transfer Agents, any successor to any one or more of them in relation to the Notes which shall become such pursuant to the provisions of these presents and/or the Agency Agreement and/or the Registry Services Agreement (as the case may be) and/or such other or further principal paying agent, paying agents, registrar, Australian registrar, reference banks, calculation agent and transfer agents (as the case may be) in relation to the Notes as may (with the prior approval of, and on terms previously approved by, the Trustee in writing) from time to time be appointed as such, and/or, if applicable, such other or further specified offices

(in the former case being within the same city as those for which they are substituted) as may from time to time be nominated, in each case by the Issuer and the Guarantors and (except in the case of the initial appointments and specified offices made under and specified in the Conditions and/or the Agency Agreement and/or the Registry Services Agreement, as the case may be) notice of whose appointment or, as the case may be, nomination has been given to the Noteholders;

“successor company” means in relation to the Issuer any company which, as the result of any amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee:

(i)	owns beneficially the whole or substantially the whole of the undertaking, property and assets owned by the Issuer immediately prior thereto; and

(ii)	carries on, as successor to the Issuer, the whole or substantially the whole of the business carried on by the Issuer immediately prior thereto;

“Talonholders” means the several persons who are for the time being holders of the Talons;

“Talons” means the talons (if any) appertaining to, and exchangeable in accordance with the provisions therein contained for further Coupons appertaining to, the Definitive Bearer Notes (other than Zero Coupon Notes), such talons being in the form or substantially in the form set out in Part VI of the Second Schedule or in such other form as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s) and includes any replacements for Talons issued pursuant to Condition 13;

“Temporary Global Note” means a temporary global note in the form or substantially in the form set out in Part I of the Second Schedule with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), together with the copy of the applicable Pricing Supplement annexed thereto, comprising some or all of the Bearer Notes of the same Series, issued by the Issuer pursuant to the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and these presents;

“these presents” means this Trust Deed and the Schedules and any trust deed supplemental hereto and the Schedules (if any) thereto and the Notes, the Receipts, the Coupons, the Talons, the Conditions and, unless the context otherwise requires, the Pricing Supplements and the Deed Poll, all as from time to time modified in accordance with the provisions herein or therein contained;

“Tranche” means all Notes which are identical in all respects (including as to listing);

“Transfer Agents” means, in relation to all or any Series of the Registered Notes, the several institutions (including, where the context permits, the Registrar) at their respective specified offices initially appointed as transfer agents in relation to such Notes by the Issuer and the Guarantors pursuant to the Agency Agreement and/or, if applicable, any Successor transfer agents;

“Trust Corporation” means a corporation entitled by rules made under the Public Trustee Act 1906 of Great Britain or entitled pursuant to any other comparable legislation applicable to a trustee in any other jurisdiction to carry out the functions of a custodian trustee;

“Trustee Acts” means the Trustee Act 1925 and the Trustee Act 2000 of Great Britain;

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986;

“Zero Coupon Note” means a Note on which no interest is payable;

words denoting the singular shall include the plural and vice versa;

words denoting one gender only shall include the other genders; and

words denoting persons only shall include firms and corporations and vice versa.

(B) (i)	All references in these presents to principal and/or principal amount and/or interest in respect of the Notes or to any moneys payable by the relevant Issuer and/or the Guarantor under these presents shall, unless the context otherwise requires, be construed in accordance with Condition 8(h).

(ii)	All references in these presents to any statute or any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such modification or re-enactment.

(iv)	All references in these presents to guarantees or to an obligation being guaranteed shall be deemed to include respectively references to indemnities or to an indemnity being given in respect thereof.

(v)	All references in these presents to any action, remedy or method of proceeding for the enforcement of the rights of creditors shall be deemed to include, in respect of any jurisdiction other than England, references to such action, remedy or method of proceeding for the enforcement of the rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate to such action, remedy or method of proceeding described or referred to in these presents.

(vi) (a)	All references in these presents to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include references to any successor operator and/or successor clearing system and/or any additional or alternative clearing system as is approved by the Issuer, the Principal Paying Agent and the Trustee.

(b)	All references in these presents to “common depositary” shall, whenever the context so permits, be deemed to include references to any successor common depositary or any additional or alternative common depositary as is approved by the Issuer, the Principal Paying Agent and the Trustee.

(vii)	All references in these presents involving compliance by the Trustee with a test of reasonableness shall be deemed to include a reference to a requirement that such reasonableness shall be determined by reference primarily to the interests of the holders of the Notes of the relevant one or more Series as a class and, in the event of any conflict between such interests and the interests of any other person, the former shall prevail as being paramount.

(viii)	Unless the context otherwise requires words or expressions used in these presents shall bear the same meanings as in the Companies Act 1985 of Great Britain.

(ix)	In this Trust Deed references to Schedules, Clauses, sub-clauses, paragraphs and sub-paragraphs shall be construed as references to the Schedules to this Trust Deed and to the Clauses, sub-clauses, paragraphs and sub-paragraphs of this Trust Deed respectively.

(x)	In these presents tables of contents and Clause headings are included for ease of reference and shall not affect the construction of these presents.

(C)	Words and expressions defined in these presents or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used herein unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and these presents, these presents shall prevail and, in the event of inconsistency between the Agency Agreement or these presents and the applicable Pricing Supplement, the applicable Pricing Supplement shall prevail.

(D)	All references in these presents to the “relevant currency” shall be construed as references to the currency in which payments in respect of the Notes and/or Receipts and/or Coupons of the relevant Series are to be made as indicated in the applicable Pricing Supplement.

(E)	As used herein, in relation to any Notes which have a “listing” or are “listed” on the London Stock Exchange, “listing” and “listed” shall be construed to mean that such Notes have been admitted to the Official List by the UK Listing Authority and admitted to trading on the London Stock Exchange’s market for listed securities. All references in these presents to “listing” and “listed” shall include references to “quotation” and “quoted” respectively.

2.	AMOUNT AND ISSUE OF THE NOTES

(A)	Amount of the Notes, Pricing Supplements and Legal Opinions:

THE Notes will be issued in Series in an aggregate nominal amount from time to time outstanding not exceeding the Programme Limit from time to time and for the purpose of determining such aggregate nominal amount Clause 3(5) of the Programme Agreement shall apply.

By not later than 3.00 p.m. (London time) on the London Business Day preceding each proposed Issue Date, the issuer shall deliver or cause to be delivered to the Trustee a copy of the applicable Pricing Supplement and shall notify or cause the Trustee to be notified in writing without delay of the relevant Issue Date and the nominal amount of the Notes to be issued. Upon the issue of the relevant Notes, such Notes (other than Australian Domestic Notes which shall be constituted by the Deed Poll) shall become constituted by these presents without further formality.

Before the first issue of Notes occurring after each anniversary of this Trust Deed and on such other occasions as the Trustee so requests (on the basis that (i) the Trustee considers it necessary in view of a change (or proposed change) in applicable law or regulations (or the interpretation or application thereof) affecting the Issuer or, as the case may be, any Guarantor, these presents, the Programme Agreement or the Agency Agreement, or (ii) the Trustee has other reasonable grounds for such request) and before the first issue of any Australian Domestic Notes, the Issuer or, as the case may be, the relevant Guarantor will procure that a further legal opinion or further legal opinions in such form and with such content as the Trustee may reasonably require from the legal advisers specified in the Programme Agreement or such other legal advisers as the Trustee may require is/are delivered to the Trustee. Whenever such a request is made with respect to any Notes to be issued, the receipt of such opinion(s) in a form satisfactory to the Trustee shall be a further condition precedent to the issue of those Notes.

(B)	Covenant to repay principal and to pay interest:

The Issuer covenants with the Trustee that it will, as and when the Notes of any Series or any of them or any instalment of principal in respect thereof becomes due to be redeemed in accordance with the Conditions, unconditionally pay or procure to be paid to or to the order of the Trustee in the relevant currency in immediately available funds the principal amount in respect of the Notes of such Series or the amount of such instalment becoming due for redemption on that date and (except in the case of Zero Coupon Notes) shall (subject to the provisions of the Conditions) in the meantime and until redemption in full of the Notes of such Series (both before and after any judgment or other order of a court of competent jurisdiction) unconditionally pay or procure to be paid to or to the order of the Trustee as aforesaid interest (which shall accrue from day to day) on the nominal amount of the Notes outstanding of such Series at rates and/or in amounts calculated from time to time in accordance with, or specified in, and on the dates provided for in, the Conditions (subject to Clause 2(D)) PROVIDED THAT:

(i)	every payment of principal or interest or other sum due in respect of the Notes made to or to the order of the Principal Paying Agent in the manner provided in the Agency Agreement shall be in satisfaction pro tanto of the relative covenant by the Issuer in this Clause contained in relation to the Notes of such Series except to the extent that there is a default in the subsequent payment thereof in accordance with the Conditions to the relevant Noteholders, Receiptholders or Couponholders (as the case may be);

(ii)	in the case of any payment of principal made to the Trustee or the Principal Paying Agent after the due date or on or after accelerated maturity following an Event of Default, interest shall continue to accrue on the nominal amount of the relevant Notes (except in the case of Zero Coupon Notes to which the provisions of Condition 9(j) shall apply) (both before and after any judgment or other order of a court of competent jurisdiction) at the rates aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made in respect thereof as stated in a notice given to the holders of such Notes (such date to be not later than 30 days after the day on which the whole of such principal amount, together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date, has been received by the Trustee or the Principal Paying Agent); and

(iii)	in any case where payment of the whole or any part of the principal amount of any Note is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by (ii) above) interest shall accrue on the nominal amount of such Note (except in the case of Zero Coupon Notes to which the provisions of Condition 9(j) shall apply) payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rates aforesaid from the date of such withholding or refusal until the date on which, upon further presentation of the relevant Note, payment of the full amount (including interest as aforesaid) in the relevant currency payable in respect of such Note is made or (if earlier) the seventh day after notice is given to the relevant Noteholder(s) (whether individually or in accordance with Condition 16) that the full amount (including interest as aforesaid) in the relevant currency in respect of such Note is available for payment, provided that, upon further presentation thereof being duly made, such payment is made.

The Trustee will hold the benefit of this covenant on trust for the Noteholders, the Receiptholders and the Couponholders and itself in accordance with these presents.

(C)	Trustee’s requirements regarding Paying Agents etc:

At any time after an Event of Default or a Potential Event of Default shall have occurred or the Trustee shall have received any money which it proposes to pay under Clause 10 to the relevant Noteholders, Receiptholders and/or Couponholders, the Trustee may:

(i)	by notice in writing to the Issuer, the Guarantors, the Principal Paying Agent, the Registrar, the Australian Registrar, the Transfer Agents and the other Paying Agents require the Principal Paying Agent, the Registrar, the Australian Registrar, the Transfer Agents and the other Paying Agents pursuant to the Agency Agreement:

(a)	to act thereafter as Principal Paying Agent, Registrar, Australian Registrar, Transfer Agents and other Paying Agents respectively of the Trustee in relation to payments to be made by or on behalf of the Trustee under the terms of these presents mutatis mutandis on the terms provided in the Agency Agreement or, as the case may be, the Registry Services Agreement (save that the Trustee’s liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Principal Paying Agent, the Registrar, the Australian Registrar, the Transfer Agents and the other Paying Agents shall be limited to the amounts for the time being held by the Trustee on the trusts of these presents relating to the Notes of the relevant Series and the relative Receipts and Coupons) and thereafter to hold all Notes, Receipts and Coupons and all sums, documents and records held by them in respect of Notes, Receipts and Coupons on behalf of the Trustee; or

(b)	to deliver up all Notes, Receipts and Coupons and all sums, documents and records held by them in respect of Notes, Receipts and Coupons, in each case held by them in their capacity as Principal Paying Agent or, as the case may be, Registrar, Australian Registrar, Transfer Agent or other Paying Agent, to the Trustee or as the Trustee shall direct in such notice provided that such notice shall be deemed not to apply to any documents or records which the Principal Paying Agent, the Registrar, the Australian Registrar or the relevant Transfer Agent or other Paying Agent is obliged not to release by any law or regulation; and

(ii)	by notice in writing to the Issuer and the Guarantors require each of them to make all subsequent payments in respect of the Notes, Receipts and Coupons to or to the order of the Trustee and not to the Principal Paying Agent and, with effect from the issue of any such notice to the Issuer and the Guarantors and until such notice is withdrawn, proviso (i) to sub-clause (B) of this Clause relating to the Notes shall cease to have effect.

(D)	If the Floating Rate Notes or Index Linked Interest Notes of any Series become immediately due and repayable under Condition 12 the rate and/or amount of interest payable in respect of them will be calculated at the same intervals as if such Notes had not become due and repayable, the first of which will commence on the expiry of the interest Period during which the Notes of the relevant Series become so due and repayable mutatis mutandis in accordance with the provisions of Condition 7(b) except that the rates of interest need not be published.

(E)	Currency of payments:

All payments in respect of, under and in connection with these presents and the Notes of any Series to the relevant Noteholders, Receiptholders and Couponholders shall be made in the relevant currency.

(F)	Further Notes:

The Issuer shall be at liberty from time to time (but subject always to the provisions of these presents) without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further Notes (whether in bearer or registered form) including, without limitation, Notes ranking pari passu in all respects (or in all respects save for the date from which interest thereon accrues and the amount of the first payment of interest on such further Notes) and so that the same shall be consolidated and form a single series with the outstanding Notes of a particular Series.

(G)	Separate Series:

The Notes of each Series shall form a separate Series of Notes and accordingly, unless for any purpose the Trustee in its absolute discretion shall otherwise determine, the provisions of this Clause and of Clauses 3 to 21 (both inclusive), 22(B), 25 and the Third Schedule shall apply mutatis mutandis separately and independently to the Notes of each Series and in such Clauses and Schedule the expressions “Notes”, “Noteholders”, “Receipts”, “Receiptholders”, “Coupons”, “Couponholders”, “Talons” and “Talonholders” shall be construed accordingly.

3.	FORM OF THE NOTES

(A)	Bearer Notes:

(i)	THE Bearer Notes of each Tranche will initially be represented by either:

(a)	a single Temporary Global Note which shall be exchangeable (as specified in the applicable Pricing Supplement) for either Definitive Bearer Notes together with, where applicable, Receipts and (except in the case of Zero Coupon Notes) Coupons and, where applicable, Talons attached, Definitive Registered Notes or a Permanent Global Note, in each case in accordance with the provisions of such Temporary Global Note. Each Permanent Global Note shall be exchangeable (as specified in the applicable Pricing Supplement) for either Definitive Bearer Notes together with, where applicable, Receipts and (except in the case of Zero Coupon Notes) Coupons and, where applicable. Talons attached, or Definitive Registered Notes, in each case in accordance with the provisions of such Permanent Global Note; or

(b)	a single Permanent Global Note which shall be exchangeable (as specified in the applicable Pricing Supplement) for either Definitive Bearer Notes together with, where applicable. Receipts and (except in the case of Zero Coupon Notes) Coupons and, where applicable, Talons attached or Definitive Registered Notes, in each case in accordance with provisions of such Permanent Global Note.

All Bearer Global Notes shall be prepared, completed and delivered to a common depositary for Euroclear and Clearstream, Luxembourg in accordance with the provisions of the Programme Agreement or to another appropriate depositary in accordance with any other agreement between the Issuer and the relevant Dealer(s) and, in each case, the Agency Agreement.

(ii)	Each Temporary Global Note shall be printed or typed in the form or substantially in the form set out in Part I of the Second Schedule and may be a facsimile. Each Temporary Global Note shall have annexed thereto a copy of the applicable Pricing Supplement and shall be signed manually or in facsimile by a person duly authorised by the Issuer on behalf of the Issuer and shall be authenticated by or on behalf of the Principal Paying Agent. Each Temporary Global Note so executed and authenticated shall be a binding and valid obligation of the Issuer and title thereto shall pass by delivery.

(iii)	Each Permanent Global Note shall be printed or typed in the form or substantially in the form set out in Part II of the Second Schedule and may be a facsimile. Each Permanent Global Note shall have annexed thereto a copy of the applicable Pricing Supplement and shall be signed manually or in facsimile by a person duly authorised by the Issuer on behalf of the Issuer and shall be authenticated by or on behalf of the Principal Paying Agent. Each Permanent Global Note so executed and authenticated shall be a binding and valid obligation of the Issuer and title thereto shall pass by delivery.

(B)	Registered Notes:

(i)	The Registered Notes of each Tranche will initially be represented by a Registered Global Note.

(ii)	Registered Notes represented by Registered Global Notes shall be exchangeable only in accordance with, and subject to, the provisions of the relevant Registered Global Notes and the Agency Agreement.

(iii)	Each Registered Global Note shall be printed or typed in the form or substantially in the form set out in Part VIII of the Second Schedule and may be a facsimile. Each Registered Global Note shall have annexed thereto a copy of the applicable Pricing Supplement and shall be signed manually or in facsimile by a person duly authorised by the Issuer on behalf of the Issuer and shall be authenticated by or on behalf of the Registrar. Each Registered Global Note so executed and authenticated shall be a binding and valid obligation of the Issuer.

(C)	Definitive Bearer Notes and Definitive Registered Notes:

(i)

The Definitive Bearer Notes, the Receipts, the Coupons and the Talons shall be in bearer form and shall be issued in the respective forms or substantially in the respective forms set out in Parts III, IV, V and VI, respectively, of the Second Schedule. The Definitive Bearer Notes, the Receipts, the Coupons and the Talons shall be serially numbered and, if listed or quoted, shall be security printed in accordance with the requirements (if any) from time to time of the relevant Stock Exchange and the relevant Conditions shall be incorporated by reference (where applicable to these presents) into such Definitive Bearer Notes if permitted by the relevant Stock Exchange (if any), or, if not so permitted, the Definitive Bearer Notes shall be endorsed with or have attached thereto the relevant Conditions, and, in either such case, the Definitive Bearer Notes shall have endorsed thereon or attached thereto a copy of the applicable Pricing Supplement (or the relevant provisions thereof). Title to the Definitive Bearer Notes, the Receipts, the Coupons and the Talons shall pass by delivery.

(ii)	The Definitive Registered Notes shall be in registered form and shall be issued in the form or substantially in the form set out in Part IX of the Second Schedule, shall be serially numbered, shall be endorsed with a Form of Transfer and, if listed or quoted, shall be security printed in accordance with the requirements (if any) from time to time of the relevant Stock Exchange and the Conditions shall be incorporated by reference (where applicable to these presents) into such Definitive Registered Notes if permitted by the relevant Stock Exchange (if any), or, if not so permitted, the Definitive Registered Notes shall be endorsed with or have attached thereto the Conditions, and, in either such case, the Definitive Registered Notes shall have endorsed thereon or attached thereto a copy of the applicable Pricing Supplement (or the relevant provisions thereof). Title to the Definitive Registered Notes shall pass upon the registration of transfers in the register kept by the Registrar in respect thereof in accordance with the provisions of the Agency Agreement and these presents.

(iii)	The Definitive Notes shall be signed manually or in facsimile by a person duly authorised by the Issuer on behalf of the issuer and shall be authenticated by or on behalf of the Principal Paying Agent (in the case of the Definitive Bearer Notes) or the Registrar (in the case of Definitive Registered Notes). The Definitive Notes so executed and authenticated, and the Receipts, the Coupons and Talons, upon execution and authentication of the relevant Definitive Bearer Notes, shall be binding and valid obligations of the Issuer. The Receipts, the Coupons and the Talons shall not be signed. No Definitive Bearer Note and none of the Receipts, Coupons or Talons appertaining to such Definitive Bearer Note shall be binding or valid until such Definitive Bearer Note shall have been executed and authenticated as aforesaid.

(D)	Facsimile signatures:

The Issuer may use the facsimile signature of any person who at the date such signature is affixed to a Note is duly authorised by the relevant Issuer notwithstanding that at the time of issue of any of the Notes he may have ceased for any reason to be so authorised.

(E)	Persons to be treated as Noteholders:

Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Guarantors, the Trustee, the Principal Paying Agent, the other Paying Agents, the Registrar and the Transfer Agents (notwithstanding any notice to the contrary and whether or not it is overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) may (i)(a) for the purpose of making payment thereon or on account thereof deem and treat the bearer of any Bearer Global Note, Definitive Bearer Note, Receipt, Coupon or Talon and the registered holder of any Definitive Registered Note and (b) for the purpose of making payment thereon or on account thereof deem and treat the registered holder of any Registered Global Note, as the absolute owner thereof and of all rights thereunder free from all encumbrances, and shall not be required to obtain proof of such ownership or as to the identity of the bearer or, as the case may be, registered holder, and (ii) for all other purposes deem and treat:

(a)	the bearer of any Definitive Bearer Note, Receipt, Coupon or Talon and the registered holder of any Definitive Registered Note; and

(b)	each person for the time being shown in the records of Euroclear or Clearstream, Luxembourg or, as the case may be, the registered holder of a Registered Global Note, or such other additional or alternative clearing system approved by the Issuer, the Principal Paying Agent and the Trustee, as having a particular nominal amount of Notes credited to his securities account, as the absolute owner thereof free from all encumbrances and shall not be required to obtain proof of such ownership or as to the identity of the bearer of any Bearer Global Note, Definitive Bearer Note, Receipt, Coupon or Talon or of the registered holder of any Registered Global Note or Definitive Registered Note.

(F)	Certificates of Euroclear, Clearstream, Luxembourg etc.:

The Trustee may call for and, except in the case of manifest error, shall be at liberty to accept and place full reliance on as sufficient evidence thereof a letter of confirmation issued on behalf of Euroclear, Clearstream, Luxembourg or the registered holder of any relevant Global Note or any form of record made by any of them or such other evidence and/or information and/or certification as it shall, in its absolute discretion, think fit to the effect that at any particular time or throughout any particular period any particular person is, was, or will be, shown in its records as the holder of a particular nominal amount of Notes represented by a Global Note and if it does so rely, such letter of confirmation, form of record, evidence, information or certification shall be conclusive and binding on all concerned.

4.	FEES, DUTIES AND TAXES

THE Issuer will pay any stamp, issue, registration, documentary and other fees, duties or taxes (if any), including interest and penalties (but excluding any interest or penalties arising by reason of any act or omission of the Trustee or any Noteholder, Receiptholder or Couponholder that is done or omitted to be done other than pursuant to the terms of these presents), payable on or in connection with (i) the execution and delivery of these presents, (ii) the constitution and original issue of the Notes, the Receipts and the Coupons and (iii) any action taken by or on behalf of the Trustee or (where permitted under these presents so to do) any Noteholder, Receiptholder or Couponholder to enforce these presents or to resolve any doubt concerning, or for any other purpose in relation to, these presents.

5.	COVENANT OF COMPLIANCE

EACH of the Issuer and the Guarantors covenants with the Trustee that it will comply with and perform and observe all the provisions of these presents which are expressed to be binding on it. The Notes, the Receipts and the Coupons shall be held subject to the provisions contained in these presents and the Conditions shall be binding on the Issuer, the Guarantors, the Trustee, the Noteholders, the Receiptholders and the Couponholders and all persons claiming through or under them. The Trustee shall be entitled to enforce the obligations of the Issuer and the Guarantors under the Notes, the Receipts, the Coupons and the Conditions in the manner therein provided as if the same were set out and contained in this Trust Deed, which shall be read and construed as one document with the Notes, the Receipts and the Coupons. The Trustee shall hold the benefit of this covenant upon trust for itself and the Noteholders, the Receiptholders and the Couponholders according to its and their respective interests.

6.	CANCELLATION OF NOTES AND RECORDS

(A)	THE issuer shall procure that all Notes issued by it which are (i) redeemed or (ii) purchased by or on behalf of the issuer, any Guarantor or any Subsidiary of the Issuer or any Guarantor and surrendered for cancellation or (iii) which, being mutilated or defaced, have been surrendered and replaced pursuant to Condition 13 or (iv) exchanged as provided in these presents (together in each case, in the case of Definitive Bearer Notes, with all unmatured Receipts and Coupons attached thereto or delivered therewith) and, in the case of Definitive Bearer Notes all relative Receipts and Coupons paid in accordance with the relevant Conditions or which, being mutilated or defaced, have been surrendered and replaced pursuant to Condition 13 shall forthwith be cancelled by or on behalf of the Issuer and a certificate stating:

(a)	the aggregate nominal amount of Notes which have been redeemed and the amounts paid in respect thereof and the aggregate amounts in respect of Receipts and Coupons which have been paid;

(b)	the serial numbers of such Notes in definitive form and Receipts distinguishing between Bearer Notes and Registered Notes;

(c)	the total numbers (where applicable, of each denomination) by maturity date of such Receipts and Coupons;

(d)	the aggregate amount of interest paid (and the due dates of such payments) on Global Notes and/or on Definitive Registered Notes;

(e)	the aggregate nominal amount of Notes (if any) which have been purchased by or on behalf of the Issuer, any Guarantor or any Subsidiary of the Issuer or any Guarantor and cancelled and the serial numbers of such Notes in definitive form and, in the case of Definitive Bearer Notes, the total number (where applicable, of each denomination) by maturity date of the Receipts, Coupons and Talons attached thereto or surrendered therewith;

(f)	the aggregate nominal amounts of Notes and Receipts and the aggregate amounts in respect of Coupons which have been so exchanged or surrendered and replaced and the serial numbers of such Notes in definitive form and the total number (where applicable, of each denomination) by maturity date of such Coupons and Talons;

(g)	the total number (where applicable, of each denomination) by maturity date of the unmatured Coupons missing from Definitive Bearer Notes bearing interest at a fixed rate which have been redeemed or exchanged or surrendered and replaced and the serial numbers of the Definitive Bearer Notes to which such missing unmatured Coupons appertained; and

(h)	the total number (where applicable, of each denomination) by maturity date of Talons which have been exchanged for further Coupons shall be given to the Trustee by or on behalf of the Issuer as soon as possible and in any event within four months after the date of such redemption, purchase, payment, exchange or replacement (as the case may be). The Trustee may accept such certificate as conclusive evidence of redemption, purchase, exchange or replacement pro tanto of the Notes, Receipts or Coupons or payment of interest on the Notes or exchange of the relative Talons respectively and of cancellation of the relative Notes, Receipts and Coupons.

(B)	The Issuer shall procure (i) that the Principal Paying Agent shall keep a full and complete record of all Notes, Receipts, Coupons and Talons issued by it (other than serial numbers of Receipts and Coupons) and of their redemption or purchase by or on behalf of the Issuer, any Guarantor or any Subsidiary of the Issuer or any Guarantor and cancellation and of all replacement Notes, Receipts, Coupons or Talons issued in substitution for lost, stolen, mutilated, defaced or destroyed Notes, Receipts, Coupons or Talons (ii) that the Principal Paying Agent shall in respect of the Coupons of each maturity retain (in the case of Coupons other than Talons) until the expiry of 10 years from the Relevant Date in respect of such Coupons and (in the case of Talons indefinitely) either all paid or exchanged Coupons of that maturity or a list of the serial numbers of Coupons of that maturity still remaining unpaid or unexchanged and (iii) that such records and Coupons (if any) shall be made available to the Trustee at all reasonable times during normal business hours.

Notwithstanding the foregoing, the Issuer shall not be required to procure the keeping of a record of serial numbers and maturity dates of Receipts and Coupons except as regards unmatured Receipts and Coupons not attached to or surrendered with Definitive Bearer Notes presented for redemption or purchased and presented for cancellation, matured Coupons that remain unpaid and Receipts and Coupons in place of which replacement Receipts and Coupons have been issued and replacement Receipts and Coupons.

7.	GUARANTEE AND INDEMNITY

(A)	Each of the Guarantors (i) hereby unconditionally and irrevocably guarantees the due and punctual payment of all moneys payable by the Issuer under or pursuant to these presents or the Notes, the Receipts or the Coupons and (ii) as an independent and separate liability, hereby unconditionally indemnifies and agrees to keep indemnified the Trustee and the Noteholders, the Receiptholders and the Couponholders against any loss, damage, expense, claim or obligation which any of the Trustee or the Noteholders, the Receiptholders or the Couponholders have or may suffer or incur by reason of the non-payment of any moneys expressed to be payable by the Issuer under or pursuant to these presents or the Notes, the Receipts or the Coupons. The Guarantors jointly and severally covenant with the Trustee that this guarantee and indemnity constitutes a direct, unconditional and unsecured obligation of each of the Guarantors.

(B)	If the Issuer shall default in the payment on the due date of any moneys payable under these presents or under or pursuant to any of the Notes, Receipts or Coupons, the Guarantors shall forthwith unconditionally pay, or procure to be paid unconditionally, to or to the order of or for the account of the Trustee in London in the relevant currency in immediately available funds, the amount in respect of which such default has been made and anything so paid by the Guarantors or any of them in accordance with the Agency Agreement shall have the same effect as if it had been paid thereunder by the Issuer.

(C)	The guarantee and indemnity is a continuing guarantee and indemnity and shall remain in full force and effect until all amounts due as principal, interest or otherwise on or in respect of the Notes or under these presents shall have been paid in full.

(D)	The Guarantors or any of them shall not in respect of any payment due to be made under these presents or under any of the Notes. Receipts or Coupons be released from their obligations in any circumstances (notwithstanding anything which, but for these provisions, would release the Guarantors or any of them or would affect their liability in respect of such payment) other than the receipt by or for the account of the Trustee or the Noteholders, the Receiptholders or the Couponholders in accordance with these presents of the full amount of such payment from the Issuer or any of the Guarantors in the currency, at the place and in the manner provided for in these presents and in the Conditions.

(E)	If any payment received by the Trustee or the Principal Paying Agent or any Noteholder, Receiptholder or Couponholder pursuant to the provisions of these presents or the Conditions shall, on the subsequent bankruptcy, insolvency, corporate reorganisation or other similar event of or affecting the Issuer or any of the Guarantors, be avoided or set aside under any laws relating to bankruptcy, insolvency, corporate reorganisation or other such similar events, such payment shall not be considered as discharging or diminishing the liability of any of the Guarantors whether as guarantor, principal debtor or indemnifier and this guarantee and indemnity shall continue to apply as if such payment had at all times remained owing by the Issuer, and the Guarantors shall jointly and severally indemnify and keep indemnified the holders of the Notes and the Coupons in respect thereof on the terms of the guarantee and indemnity contained in sub-clause (A) of this Clause.

(F)	Without prejudice to the generality of the foregoing provisions of this Clause, the Guarantors hereby agree that their obligations hereunder shall be unconditional and the Guarantors furthermore accept liability as if they were each the principal obligor and not merely a surety. Accordingly, each of the Guarantors shall be fully liable in respect of the guarantee and indemnity hereunder irrespective of the validity, regularity or enforceability against the Issuer or any other Guarantor of the provisions of these presents or the Notes, the Receipts or the Coupons, whether or not any action has been taken to enforce the same or any judgment obtained against the Issuer or any other Guarantor, whether any time or indulgence has been granted to the Issuer or any other Guarantor by or on behalf of the Trustee or the Noteholders, the Receiptholders or the Couponholders, or there have been any other like dealings or transactions between the Issuer or any other Guarantor and the Trustee or any of the Noteholders, the Receiptholders or the Couponholders, whether the obligations of the Issuer or any other Guarantor under these presents or the Notes, the Receipts or the Coupons have ceased to exist pursuant to the provisions of any applicable law relating to bankruptcy, insolvency, corporate reorganisation or other similar event, whether the Issuer or any other Guarantor has been dissolved, liquidated, merged, consolidated or made bankrupt or has changed or lost its separate corporate identity, status, functions, control or ownership and whether or not any other circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor or indemnifier.

(G)	Subject to the provisions of these presents and the Conditions, the Trustee may determine from time to time whether it will enforce this guarantee and indemnity against all or any of the Guarantors which it may do without making any demand of or taking any proceedings against the Issuer or any Guarantor and may from time to time make any arrangements or compromise with the Issuer or any of the Guarantors (without prejudice to the rights and obligations of the Issuer and the Guarantors inter se) in relation to this guarantee and indemnity which the Trustee may consider expedient in the interests of the Noteholders, the Receiptholders or the Couponholders.

(H)	Each of the Guarantors hereby waives presentment, demand of payment, filing of claims with a court in the event of dissolution, liquidation, merger, consolidation, moratorium or bankruptcy of the Issuer or any other Guarantor, any right to require proceedings first against the Issuer or any other Guarantor, protest or notice with respect to the Notes or the indebtedness evidenced thereby and all demands whatsoever.

(I)

If any moneys shall become payable by a Guarantor under this guarantee and indemnity such Guarantor shall not, in respect of any amounts paid by them under this guarantee and indemnity, exercise any right of subrogation, contribution or any other right or remedy which may accrue to them in respect of or as a result of any such payment including claiming in respect thereof the benefit of any security or, on the liquidation or winding-up of the Issuer or any other Guarantor, proving in competition with the Trustee before payment in full of all principal of, and interest on, the Notes shall have been made to the Noteholders, the Receiptholders and the Couponholders and payment shall have been made of any other sums payable by the Issuer under these presents. In the event that, notwithstanding the foregoing, upon the liquidation or winding-up of the Issuer or any other Guarantor, any payment or distribution of assets of the Issuer or any other Guarantor of any kind or character, whether in cash, property, securities or otherwise, shall be received by any of the Guarantors pursuant to any such right as aforesaid before payment in full of all principal of, and premium (if any) and interest on, the Notes shall have been made to the Noteholders, the Receiptholders and the Couponholders and payment shall have been made of any other sums payable by the Issuer under these presents, such payment or distribution shall be paid over by the relevant Guarantors to the Trustee for application in or towards the payment of all sums remaining unpaid and payable under these presents (and, for the avoidance of doubt, Clause 10 shall apply to any such payment or distribution paid over by any of the Guarantors to the Trustee). Provided that this sub-clause shall have effect only to the extent that it does not constitute or create and is not deemed to constitute or create any mortgage, charge, encumbrance or other security interest over any such payment or distribution.

(J)	Subject to sub-clause (L) of this Clause TCNZ hereby undertakes that it will from time to time and with all reasonable expedition after any company becomes a Material Subsidiary procure that such Material Subsidiary shall become a Guaranteeing Subsidiary. TCNZ may at its own volition (without being under any obligation to do so) procure any Subsidiary which is not a Material Subsidiary to become a Guaranteeing Subsidiary.

(K)	Pursuant to sub-clause (J) of this Clause any Material Subsidiary or Subsidiary that is to become a Guaranteeing Subsidiary shall do so by executing and delivering to the Trustee a supplemental deed in or substantially in the form set out in the Fourth Schedule or in such other form as may be approved by the Trustee, whereby such Material Subsidiary or, as the case may be, Subsidiary agrees to be bound as a Guaranteeing Subsidiary hereunder. TCNZ undertakes to procure that all such acts and things are done as may be necessary or desirable to ensure the due execution and delivery of such supplemental deed by each Material Subsidiary or, as the case may be, Subsidiary and that each such Material Subsidiary or, as the case may be, Subsidiary becomes bound by the provisions of these presents expressed to be assumed by it in such supplemental deed. The Trustee shall not be bound to enquire into the financial condition of any such Material Subsidiary or, as the case may be, Subsidiary or to make any investigation into, or to satisfy itself in any way in relation to the valid existence, of any such Material Subsidiary or, as the case may be, Subsidiary, its power or capacity to enter into such supplemental deed or to perform its obligations under these presents, the due authorisation, execution or delivery of such supplemental deed or performance of any such obligations by such Material Subsidiary or, as the case may be, Subsidiary, the due execution and delivery of such supplemental deed, the obtaining of any necessary consents or authorisations for such execution, delivery or performance, the taking of any action (including any necessary registration or filing) required to ensure the enforceability as against such Material Subsidiary or, as the case may be, Subsidiary or any obligations expressed to be assumed by it under these presents or as to any other matter or thing whether or not similar to any of the foregoing.

(L)	Notwithstanding sub-clause (J) of this Clause a Guaranteeing Subsidiary shall be released from its guarantee and covenants as a Guaranteeing Subsidiary or a Material Subsidiary shall be permitted to remain a non-Guaranteeing Subsidiary (as the case may be) provided that the Trustee does not have actual knowledge or express notice that any Event of Default or Potential Event of Default has occurred and is continuing, upon the Trustee receiving a certificate of two Directors of TCNZ stating either:

(i)	that there are sound commercial reasons why a Guaranteeing Subsidiary should cease to be a Guaranteeing Subsidiary or a Material Subsidiary should not be obliged to become a Guaranteeing Subsidiary; or

(ii)	that a Guaranteeing Subsidiary has ceased to be a Material Subsidiary;

and (in any such case) that either releasing such Guaranteeing Subsidiary from its guarantee and covenants hereunder or permitting such Material Subsidiary to remain a non-Guaranteeing Subsidiary (as the case may be) will not in their opinion have a materially adverse effect on the Noteholders generally in the reasonably foreseeable future. The Trustee shall be bound to accept any such certificate as sufficient evidence of the matters referred to therein and shall not be bound or entitled to call for any further evidence thereof.

(M)	At the request of TCNZ the Trustee shall execute a supplemental deed in or substantially in the form set out in the Fifth Schedule hereto or in such other form as may be approved by the Trustee evidencing the release of a Guaranteeing Subsidiary from its guarantee pursuant to sub-clause (L) of this Clause.

(N)	No release of any Guaranteeing Subsidiary from its guarantee or any of its covenants under these presents shall release any other Guarantor from any of its obligations under these presents.

(O)	The guarantees, indemnities, covenants and obligations of the Guarantors under these presents shall be joint and several guarantees, indemnities, covenants and obligations of each of the Guarantors.

8.	ENFORCEMENT

(A)	AT any time after the Notes shall have become immediately due and repayable and have not been repaid, the Trustee may at its discretion and without further notice take such proceedings as it may think fit against the Issuer to enforce repayment thereof together with accrued interest (if any) and any other moneys payable pursuant to these presents and may, in order to enforce the obligations of the Guarantors under the Notes or these presents, at its discretion and without further notice take such proceedings as it may think fit against the Guarantors.

(B)	Proof that as regards any specified Note, Receipt or Coupon the Issuer or, as the case may be, a Guarantor has made default in paying any amount due in respect of such Note, Receipt or Coupon shall (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Notes. Receipts or Coupons (as the case may be) in respect of which the relevant amount is due and payable.

9.	PROCEEDINGS, ACTION AND INDEMNIFICATION

(A)	The Trustee shall not be bound to take any proceedings mentioned in Clause 8(A) or any other action in relation to these presents unless respectively directed or requested to do so (i) by an Extraordinary Resolution or (ii) in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding and in either case then only if it shall be indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may thereby render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

(B)	Only the Trustee may enforce the provisions of these presents. No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or any Guarantor to enforce the performance of any of the provisions of these presents unless the Trustee having become bound as aforesaid to take proceedings fails to do so within a reasonable time and such failure is continuing.

10.	APPLICATION OF MONEYS

ALL moneys received by the Trustee under these presents from the Issuer or, as the case may be, the Guarantors shall, unless and to the extent attributable, in the opinion of the Trustee, to a particular Series of the Notes, be apportioned pari passu and rateably between each Series of the Notes, and all moneys received by the Trustee under these presents from the Issuer or, as the case may be, the Guarantors to the extent attributable in the opinion of the Trustee to a particular Series of the Notes or which are apportioned to such Series as aforesaid, be held by the Trustee upon trust to apply them (subject to Clause 12):

FIRST in payment or satisfaction of all amounts then due and unpaid under Clauses 15 and/or 16(J) to the Trustee and/or any Appointee;

SECONDLY in or towards payment pari passu and rateably of all principal and interest then due and unpaid in respect of the Notes of that Series;

THIRDLY in or towards payment pari passu and rateably of all principal and interest then due and unpaid in respect of the Notes of each other Series; and

FOURTHLY in payment of the balance (if any) to the Issuer or, as the case may be, the Guarantors (without prejudice to, or liability in respect of, any question as to how such payment to the Issuer shall be dealt with as between the Issuer or, as the case may be, the Guarantors and any other person),

PROVIDED ALWAYS that any payment required to be made by the Trustee pursuant to these presents shall only be made subject to any applicable laws and regulations.

Without prejudice to this Clause 10, if the Trustee holds any moneys which represent principal or interest in respect of Notes, Receipts or Coupons which have become void or in respect of which claims have been prescribed under Condition 11, the Trustee will pay the same to the Issuer or, as the case may be, the Guarantors.

11.	NOTICE OF PAYMENTS

THE Trustee shall give notice to the relevant Noteholders in accordance with Condition 16 of the day fixed for any payment to them under Clause 10. Such payment may be made in accordance with Condition 8 and any payment so made shall be a good discharge to the Trustee.

12.	INVESTMENT BY TRUSTEE

(A)	IF the amount of the moneys at any time available for the payment of principal and interest in respect of the Notes under Clause 10 shall be less than 10 per cent, of the nominal amount of the Notes then outstanding the Trustee may at its discretion invest such moneys in some or one of the investments authorised below. The Trustee at its discretion may vary such investments and may accumulate such investments and the resulting income until the accumulations, together with any other funds for the time being under the control of the Trustee and available for such purpose, amount to at least 10 per cent, of the nominal amount of the Notes then outstanding and then such accumulations and funds shall be applied under Clause 10.

(B)	Any moneys which under the trusts of these presents ought to or may be invested by the Trustee may be invested in the name or under the control of the Trustee in any investments for the time being authorised by law for the investment by trustees of trust moneys or in any other investments whether similar to the aforesaid or not which may be selected by the Trustee or by placing the same on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may think fit. If that bank or institution is the Trustee or a subsidiary, holding or associated company of the Trustee, it need only account for an amount of interest equal to the amount of interest which would, at then current rates, be payable by it on such a deposit to an independent customer. The Trustee may at any time vary any such investments for or into other investments authorised by law for the investment by trustees of trust moneys or convert any moneys so deposited into any other currency and shall not be responsible for any loss resulting from any such investments or deposits, whether due to depreciation in value, fluctuations in exchange rates or otherwise.

13.	PARTIAL PAYMENTS

UPON any payment under Clause 10 (other than payment in full against surrender of a Note, Receipt or Coupon) the Note, Receipt or Coupon in respect of which such payment is made shall be produced to the Trustee, the Registrar or the Paying Agent by or through whom such payment is made and the Trustee shall or shall cause the Registrar or, as the case may be, such Paying Agent to enface thereon a memorandum of the amount and the date of payment but the Trustee may in any particular case or generally in relation to Registered Notes dispense with such production and enfacement upon such indemnity being given as it shall think sufficient.

14.	COVENANTS BY THE ISSUER AND TCNZ

EACH of the Issuer and TCNZ hereby covenants with the Trustee that, so long as any of the Notes remains outstanding, it will:

(i)	at all times carry on and conduct its affairs and in the case of TCNZ procure that each Subsidiary carries on and conducts its affairs (so long as they carry on business) in a proper and efficient manner;

(ii)	at all times keep, and in the case of TCNZ procure that each Subsidiary keeps, proper books of account and allow the Trustee and any person appointed by it free access to the same at all reasonable times during normal business hours and to discuss the same with responsible officers of the Issuer and TCNZ or such Subsidiary, as the case may be;

(iii)	procure that no Event of Default or Potential Event of Default shall occur and give notice in writing to the Trustee forthwith upon becoming aware thereof of the occurrence of any Event of Default or Potential Event of Default and without waiting for the Trustee to take any further action;

(iv)	give notice to the Trustee as soon as practicable after it or any Subsidiary has formed the intention to create or permit to arise or subsist any Charge or becomes aware of the existence of any such Charge, the creation or existence of which (in any of the foregoing cases), would or might oblige security to be extended to the Notes pursuant to Condition 4;

(v)	provide to the Trustee, within 10 days of any request by the Trustee, and within 14 days of the signature by or on behalf of TCNZ’s Directors of the annual audited consolidated and non-consolidated statement of financial position and statement of financial performance of TCNZ, a certificate, signed by two Directors of TCNZ, certifying that up to a specified date not earlier than seven days prior to the date of such certificate (the “Certified Date”) the Issuer or TCNZ and each of the other Guarantors has complied with its obligations under these presents or (if such is not the case) giving details of the circumstances of such non-compliance and that as at such date there did not exist nor had there existed at any time prior thereto since the Certified Date in respect of the previous such certificate (or, in the case of the first such certificate, since the date of this Trust Deed) any Event of Default or Potential Event of Default or (if such is not the case) specifying the same;

(vi)	ensure that such accounts are prepared as may be necessary to determine which Subsidiaries are Material Subsidiaries and procure that the Auditors prepare and deliver to the Trustee at the time of issue of every audited consolidated statement of financial position of TCNZ and at any other time upon the request of the Trustee a certificate or report specifying the Material Subsidiaries at the date of such statement of financial position or, as the case may be, request;

(vii)	give to the Trustee, as soon as reasonably practicable after the acquisition of any company which thereby becomes a Material Subsidiary or after any transfer is made to any Subsidiary which thereby becomes a Material Subsidiary or for any other reason a company becomes a Material Subsidiary, a certificate signed by two Directors of TCNZ to such effect;

(viii)	so far as permitted by applicable law or the rules of any relevant Stock Exchange, at all times give to the Trustee such other information as it shall reasonably require for the purpose of the discharge of the duties, powers, trusts, authorities and discretions vested in it under these presents or by operation of law;

(ix)	not more than four months after the end of TCNZ’s financial year), furnish to the Trustee and to the Principal Paying Agent three copies of the Issuer’s and TCNZ’s audited consolidated and non-consolidated statement of financial position, statement of financial performance and report;

(x)	promptly after issuing any document to its shareholders in their capacity as such or to its creditors generally, furnish the Trustee with copies thereof;

(xi)	so far as permitted by applicable law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times in the reasonable opinion of the Trustee to give effect to the terms and conditions of these presents;

(xii)	use all reasonable endeavours to procure that the Principal Paying Agent notifies the Trustee forthwith in the event that it does not, on or before the due date for payment of principal and/or interest on the Notes or any of them, receive unconditionally the full amount in the relevant currency of the moneys payable on such due date on all such Notes;

(xiii)	send to the Trustee a copy of the form of any notice to be given to the Noteholders in accordance with Condition 16 and, upon publication, one copy of such notice, such notice being in the form approved by the Trustee;

(xiv)	in the event of the unconditional payment to the Principal Paying Agent or the Trustee of any sum due in respect of principal and/or interest on the Notes or any of them being made after the due date for payment thereof, forthwith give notice to the Noteholders in accordance with Condition 16 that such payment has been made;

(xv)	not less than the number of days specified in the relevant Condition prior to the redemption or repayment date in respect of any Note, give to the Trustee notice in writing of the amount of such redemption or repayment pursuant to Condition 9(c);

(xvi)	observe and comply with its obligations, and use all reasonable endeavours to procure that the Paying Agents, the Registrar, the Australian Registrar and the Transfer Agents observe and comply with all their obligations, under the Agency Agreement and the Registry Services Agreement;

(xvii)	give notice to the Noteholders of any appointment, resignation or removal of a Paying Agent, the Registrar, the Australian Registrar or any Transfer Agent or change in any Paying Agent’s, the Registrar’s, the Australian Registrar’s or any Transfer Agent’s specified office in accordance with Condition 16;

(xviii)	if the Issuer or any of the Guarantors shall become subject generally to the taxing jurisdiction of any territory or any political sub-division thereof or any authority therein or thereof having power to tax other than or in addition to New Zealand or (in the case of TCNZ Australia) Australia or any such authority therein or thereof, immediately upon becoming aware thereof notify the Trustee of such event and (unless the Trustee otherwise agrees) enter forthwith into a trust deed supplemental hereto and procure each of the other Guarantors so to do, giving to the Trustee an undertaking or covenant in form and manner satisfactory to the Trustee in terms corresponding to the terms of Condition 10 with the substitution for (or, as the case may be, the addition to) the references therein to New Zealand or (in the case of TCNZ Australia) Australia or any authority therein or thereof having power to tax of references to that other or additional territory or any political sub-division thereof or any authority therein or thereof having power to tax to whose taxing jurisdiction the Issuer or any of the Guarantors shall have become subject as aforesaid, such supplemental trust deed also to modify Condition 9(b) so that such Condition shall make reference to the other or additional territory, any political sub-division thereof and any authority therein or thereof having power to tax and to the supplemental trust deed;

(xix)	in order to enable the Trustee to ascertain the nominal amount of the Notes for the time being outstanding for any of the purposes referred to in the provisos to the definition of “outstanding” contained in Clause I, deliver to the Trustee forthwith upon being so requested in writing by the Trustee a certificate of TCNZ (signed on its behalf by a duly authorised officer) setting out the total number of Notes of each Series which at the date of such certificates are held by the Issuer, TCNZ or any Subsidiaries;

(xx)

at all times use all reasonable endeavours to maintain the listing of the Notes on the relevant Stock Exchange or on such other stock exchange on which the Notes are initially quoted or listed or, if the Issuer and the Guarantors are unable to do so having used all reasonable endeavours or if the maintenance of such listing is agreed by the Trustee to be unduly burdensome or impractical, use all reasonable endeavours to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as the Issuer and TCNZ on behalf of the Guarantors may (with the approval of the Trustee) decide and shall also use all reasonable endeavours to procure that there will at all times be furnished to any such stock exchange or securities market such information as such stock exchange or securities market may require to be furnished in accordance with its requirements and shall also upon obtaining a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets enter into a Trust Deed supplemental hereto to effect such consequential amendments to these presents as the Trustee may require or as shall be requisite to comply with the requirements of any such stock exchange or securities market;

(xxi)	if, in accordance with the provisions of the Conditions, interest in respect of the Notes becomes payable at the specified office of any Paying Agent in the United States of America promptly give notice thereof to the relative Noteholders in accordance with Condition 16;

(xxii)	promptly provide the Trustee with copies of all supplements and/or amendments and/or restatements of the Programme Agreement; and

(xxiii)	give to the Trustee, not less than seven days prior to the relevant Issue Date, notice of any proposed issue of Australian Domestic Notes and, prior to the issue of any Australian Domestic Notes, a written confirmation from Clayton Utz or such other firm of Australian lawyers acceptable to the Trustee as to whether since 17th March, 2000 anything has occurred which would alter any of the contents of the legal opinion addressed to the Trustee by Blake Dawson Waldron dated 17th March, 2000 or any legal opinion given by Clayton Utz dealing with the same matter (whichever is the later).

15.	REMUNERATION AND INDEMNIFICATION OF TRUSTEE

(A)	THE Issuer shall pay to the Trustee remuneration for its services as trustee of these presents such amount as shall be agreed from time to time by exchange of letters between the Issuer and the Trustee. Such remuneration shall accrue from day to day and be payable (in priority to payments to Noteholders, Receiptholders and Couponholders) up to and including the date when, all the Notes having become due for redemption, the redemption moneys and interest thereon to the date of redemption have been paid to the Principal Paying Agent or the Trustee PROVIDED THAT if upon due presentation of any Note, Receipt or Coupon or any cheque payment of the moneys due in respect thereof is improperly withheld or refused, remuneration will commence again to accrue until payment to such Noteholder, Receiptholder or Couponholder is duly made.

(B)	In the event of the occurrence of an Event of Default or a Potential Event of Default or the Trustee considering it necessary or being requested by the Issuer or TCNZ to undertake duties which the Trustee and the Issuer agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents the Issuer shall pay to the Trustee such additional remuneration as shall be agreed between them.

(C)	The Issuer shall in addition pay to the Trustee an amount equal to the amount of any applicable value added tax against production of a valid invoice for VAT purposes or similar tax chargeable in respect of its remuneration under these presents.

(D)	In the event of the Trustee and the issuer failing to agree:

(1)	(in a case to which sub-clause (A) above applies) upon the amount of the remuneration; or

(2)

(in a case to which sub-clause (B) above applies) upon whether such duties shall be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents, or upon such additional remuneration, such matters shall be determined by a merchant or investment bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by the issuer or, failing such approval, nominated (on the application of the Trustee) by the President for the time being of The Law Society of England and Wales (the expenses involved in such nomination and the fees of such merchant or investment bank being payable by the Issuer) and the determination of any such merchant or investment bank shall be final and binding upon the Trustee, the Issuer and the Guarantors.

(E)	The Issuer shall also pay or discharge all costs, charges, liabilities and expenses which the Trustee may properly incur in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, these presents, including but not limited to travelling expenses.

(F)	All amounts payable pursuant to sub-clause (E) above and/or Clause 16(J) shall be payable by the Issuer on the date specified in a demand by the Trustee and in the case of payments actually made by the Trustee prior to such demand shall (if not paid within three days after such demand and the Trustee so requires) carry interest at the rate of two per cent, per annum above the Base Rate from time to time of National Westminster Bank Plc from the date specified in such demand, and in all other cases shall (if not paid on the date specified in such demand or, if later, within three days after such demand and, in either case, the Trustee so requires) carry interest at such rate from the date specified in such demand. All remuneration payable to the Trustee shall carry interest at such rate from the due date therefor.

(G)	Unless otherwise specifically stated in any discharge of these presents the provisions of this Clause and Clause 16(J) shall continue in full force and effect notwithstanding such discharge.

(H)	The Trustee shall be entitled in its absolute discretion to determine in respect of which Series of Notes any costs, charges, expenses or liabilities incurred under these presents have been incurred or to allocate any such costs, charges, expenses or liabilities between the Notes of any Series.

16.	SUPPLEMENT TO TRUSTEE ACTS

WHERE there are any inconsistencies between the Trustee Acts and the provisions of these presents, the provisions of these presents shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000 of Great Britain, the provisions of these presents shall constitute a restriction or exclusion for the purposes of that Act. The Trustee shall have all the powers conferred upon trustees by the Trustee Acts and by way of supplement thereto, but subject to Clause 17, it is expressly declared as follows:

(A)	The Trustee may in relation to these presents act on the advice or opinion of or any information obtained from any lawyer, valuer, accountant, surveyor, banker, broker, auctioneer or other expert whether obtained by the Issuer, the Guarantors, the Trustee or otherwise and shall not be responsible for any loss occasioned by so acting.

(B)	Any such advice, opinion or information may be sent or obtained by letter, telex, telegram, facsimile transmission or cable and the Trustee shall not be liable for acting on any advice, opinion or information purporting to be conveyed by any such letter, telex, telegram, facsimile transmission or cable although the same shall contain some error or shall not be authentic.

(C)

The Trustee may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate signed by two Directors of the Issuer or by two Directors of TCNZ, and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any loss that may be occasioned by it or any other person acting on such certificate.

(D)	The Trustee shall be at liberty to hold or to place these presents and any other documents relating thereto or to deposit them in any part of the world with any banker or banking company or company whose business includes undertaking the safe custody of documents or lawyer or firm of lawyers considered by the Trustee to be of good repute and the Trustee shall not be responsible for or required to insure against any loss incurred in connection with any such holding or deposit and may pay all sums required to be paid on account of or in respect of any such deposit.

(E)	The Trustee shall not be responsible for the receipt or application of the proceeds of the issue of any of the Notes by the Issuer, the exchange of any Global Note for another Global Note or Definitive Notes or the delivery of any Global Note or Definitive Notes to the person(s) entitled to it or them.

(F)	The Trustee shall not be bound to give notice to any person of the execution of any documents comprised or referred to in these presents or to take any steps 10 ascertain whether any Event of Default or any Potential Event of Default has occurred and, until it shall have actual knowledge or express notice pursuant to these presents to the contrary, the Trustee shall be entitled to assume that no Event of Default or Potential Event of Default has occurred and that each of the Issuer and the Guarantors is observing and performing all its obligations under these presents.

(G)	Save as expressly otherwise provided in these presents, the Trustee shall have absolute and uncontrolled discretion as to the exercise or non-exercise of its trusts, powers, authorities and discretions under these presents (the exercise or non-exercise of which as between the Trustee and the Noteholders, the Receiptholders and the Couponholders shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders) and shall not be responsible for any costs, charges, damages, expenses and liabilities which may result from their exercise or non-exercise.

(H)	The Trustee shall not be liable to any person by reason of having acted upon any Extraordinary Resolution in writing or any Extraordinary Resolution or other resolution purporting to have been passed at any meeting of the holders of Notes of all or any Series in respect whereof minutes have been made and signed even though subsequent to its acting it may be found that there was some defect in the constitution of the meeting or the passing of the resolution, (in the case of an Extraordinary Resolution in writing) that not all such holders had signed the Extraordinary Resolution or that for any reason the resolution was not valid or binding upon such holders and the relative Receiptholders and Couponholders.

(I)	The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any Note, Receipt or Coupon purporting to be such and subsequently found to be forged or not authentic.

(J)

Without prejudice to the right of indemnity by law given to trustees, each of the Issuer and the Guarantors shall indemnify the Trustee and every Appointee and keep it or him indemnified against all liabilities and expenses incurred by it or him in the execution or purported execution of any of its or his trusts, powers, authorities and discretions under these presents or its or his functions under any such appointment, against all liabilities and expenses incurred by the Trustee as a result of or in relation to any untrue or misleading (or allegedly untrue or misleading) statement in, or any omission (or alleged omission) from, the Information Memorandum and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted in any way relating to these presents or any such appointment or the Information Memorandum.

(K)	Any consent or approval given by the Trustee for the purposes of these presents may be given on such terms and subject to such conditions (if any) as the Trustee thinks fit and notwithstanding anything to the contrary in these presents may be given retrospectively.

(L)	The Trustee shall not (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Noteholder, Receiptholder or Couponholder any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to the Trustee by the Issuer, any Guarantor or any other person in connection with the trusts of these presents and no Noteholder, Receiptholder or Couponholder shall be entitled to take any action to obtain from the Trustee any such information.

(M)	Where it is necessary or desirable for any purpose in connection with these presents to convert any sum from one currency to another it shall (unless otherwise provided by these presents or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be agreed by the Trustee in consultation with the Issuer and any rate, method and date so agreed shall be binding on the Issuer, the Guarantors, the Noteholders, the Receiptholders and the Couponholders.

(N)	The Trustee as between itself and the Noteholders, the Receiptholders and the Couponholders may determine all questions and doubts arising in relation to any of the provisions of these presents. Every such determination, whether or not relating in whole or in part to the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee and the Noteholders, the Receiptholders and the Couponholders.

(O)	In connection with the exercise by it of any of its trusts, powers, authorities or discretions under these presents (including, without limitation, any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the relevant Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, the Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition thereto or in substitution therefor under these presents.

(P)	Any trustee of these presents being a lawyer, accountant, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his firm in connection with the trusts of these presents and also his reasonable charges in addition to disbursements for all other work and business done and all time spent by him or his firm in connection with matters arising in connection with these presents.

(Q)	The Trustee may whenever it thinks fit delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons (whether being a joint trustee of these presents or not) all or any of its trusts, powers, authorities and discretions vested in the Trustee by these presents. Such delegation may be made upon such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Noteholders think fit. Provided that the Trustee shall have exercised reasonable care in the selection of any such delegate the Trustee shall not be under any obligation to supervise the proceedings or acts of any such delegate or sub-delegate or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. The Trustee shall within a reasonable time after any such delegation or any renewal, extension or termination thereof give notice thereof to the relevant Issuer.

(R)	The Trustee may in the conduct of the trusts of these presents instead of acting personally employ and pay an agent (whether being a lawyer or other professional person) to transact or conduct, or concur in transacting or conducting, any business and to do, or concur in doing, all acts required to be done in connection with these presents. Provided that the Trustee shall have exercised reasonable care in selecting any such agent the Trustee shall not be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such agent or be bound to supervise the proceedings or acts of any such agent.

(S)	The Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of these presents or any other document relating or expressed to be supplemental thereto and shall not be liable for any failure to obtain any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of these presents or any other document relating or expressed to be supplemental thereto.

(T)	The Trustee may call for any document and/or evidence and/or information and/or certification to be issued or given by Euroclear, Clearstream, Luxembourg or the registered holder of any Registered Global Note as to the nominal amount of Notes represented by a Global Note standing to the account of any person. Any such certificate or other document shall be conclusive and binding for all purposes. The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any document and/or evidence and/or information and/or certification to such effect purporting to be issued or given by Euroclear, Clearstream, Luxembourg or the registered holder of any Registered Global Note and subsequently found to be forged or not authentic.

(U)	The Trustee may act, or not act and rely on (and shall have no liability to Noteholders or Couponholders for doing so) certificates or reports provided by the Auditors whether or not addressed to the Trustee and whether or not any such report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

17.	TRUSTEE’S LIABILITY

NOTHING in these presents shall in any case in which the Trustee has failed to show the degree of care and diligence required of it as trustee having regard to the provisions of these presents conferring on it any trusts, powers, authorities or discretions exempt the Trustee from or indemnify it against any liability for negligence, default, breach of duty or breach of trust of which it may be guilty in relation to its duties under these presents.

18.	TRUSTEE CONTRACTING WITH THE ISSUER AND THE GUARANTORS

NEITHER the Trustee (which for the purpose of this Clause shall include the holding company of any corporation acting as trustee hereof or any subsidiary of such holding company) nor any director or officer or holding company, subsidiary or associated company of a corporation acting as a trustee under these presents shall by reason of its or his fiduciary position be in any way precluded from:

(i)	entering into or being interested in any contract or financial or other transaction or arrangement with the Issuer or any Guarantor or any person or body corporate associated with the Issuer or any Guarantor (including without limitation any contract, transaction or arrangement of a banking or insurance nature or any contract, transaction or arrangement in relation to the making of loans or the provision of financial facilities or financial advice to, or the purchase, placing or underwriting of or the subscribing or procuring subscriptions for or otherwise acquiring, holding or dealing with, or acting as paying agent in respect of, the Notes or any other notes, bonds, stocks, shares, debenture stock, debentures or other securities of, the Issuer or any Guarantor or any person or body corporate associated as aforesaid); or

(ii)	accepting or holding the trusteeship of any other trust deed constituting or securing any other securities issued by or relating to the Issuer or any Guarantor or any such person or body corporate so associated or any other office of profit under the Issuer or any Guarantor or any such person or body corporate so associated, and each shall be entitled to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such contract, transaction or arrangement as is referred to in (i) above or, as the case may be, any such trusteeship or office of profit as is referred to in (ii) above without regard to the interests of the Noteholders and notwithstanding that the same may be contrary or prejudicial to the interests of the Noteholders and shall not be responsible for any loss occasioned to the Noteholders thereby and shall be entitled to retain and shall not be in any way liable to account for any profit made or share of brokerage or commission or remuneration or other amount or benefit received thereby or in connection therewith.

Where any holding company, subsidiary or associated company of the Trustee or any director or officer of the Trustee acting other than in his capacity as such a director or officer has any information, the Trustee shall not thereby be deemed also to have knowledge of such information and, unless it shall have actual knowledge of such information, shall not be responsible for any loss suffered by Noteholders resulting from the Trustee’s failing to take such information into account in acting or refraining from acting under or in relation to these presents.

19.	WAIVER, AUTHORISATION AND DETERMINATION

(A)

THE Trustee may without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders and without prejudice to its rights in respect of any subsequent breach, Event of Default or Potential Event of Default from time to time and at any time but only if and in so far as in its opinion the interests of the Noteholders shall not be materially prejudiced thereby waive or authorise any breach or proposed breach by the Issuer or any Guarantor of any of the covenants or provisions contained in these presents or determine that any Event of Default or Potential Event of Default shall not be treated as such for the purposes of these presents PROVIDED ALWAYS THAT the Trustee shall not exercise any powers conferred on it by this Clause in contravention of any express direction given by Extraordinary Resolution or by a request under Condition 12 but so that no such direction or request shall affect any waiver, authorisation or determination previously given or made. Any such waiver, authorisation or determination may be given or made on such terms and subject to such conditions (if any) as the Trustee may determine, shall be binding on the Noteholders, the Receiptholders and the Couponholders and, if, but only if, the Trustee shall so require, shall be notified by the Issuer to the Noteholders in accordance with Condition 16 as soon as practicable thereafter.

MODIFICATION

(B)	The Trustee may without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders at any time and from time to time concur with the Issuer and TCNZ in making any modification (i) to these presents which in the opinion of the Trustee it may be proper to make PROVIDED THAT the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders or (ii) to these presents if in the opinion of the Trustee such modification is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of applicable law. Any such modification may be made on such terms and subject to such conditions (if any) as the Trustee may determine, shall be binding upon the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified by the Issuer to the Noteholders in accordance with Condition 16 as soon as practicable thereafter.

BREACH

(C)	Any breach of or failure by the Issuer or a Guarantor to comply with any such terms and conditions as are referred to in sub-clauses (A) and (B) of this Clause shall constitute a default by the Issuer or, as the case may be, the relevant Guarantor in the performance or observance of a covenant or provision binding on it under or pursuant to these presents.

20.	HOLDER OF DEFINITIVE BEARER NOTE ASSUMED TO BE RECEIPTHOLDER AND COUPONHOLDER

(A)	WHEREVER in these presents the Trustee is required or entitled to exercise a power, trust, authority or discretion under these presents, except as ordered by a court of competent jurisdiction or as required by applicable law, the Trustee shall, notwithstanding that it may have express notice to the contrary, assume that each Noteholder is the holder of all Receipts and Coupons appertaining to each Definitive Bearer Note of which he is the holder.

NO NOTICE TO RECEIPTHOLDERS OR COUPONHOLDERS

(B)	Neither the Trustee nor the relevant Issuer shall be required to give any notice to the Receiptholders or Couponholders for any purpose under these presents and the Receiptholders or Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with Condition 16.

21.	CURRENCY INDEMNITY

EACH of the Issuer and the Guarantors shall severally indemnify the Trustee, every Appointee, the Noteholders, the Receiptholders and the Couponholders and keep them indemnified against:

(a)

any loss or damage incurred by any of them arising from the non-payment by the issuer or any Guarantor of any amount due to the Trustee or the holders of the Notes issued by the Issuer or the Guarantor and the relative Receiptholders or Couponholders under these presents by reason of any variation in the rates of exchange between those used for the purposes of calculating the amount due under a judgment or order in respect thereof and those prevailing at the date of actual payment by the Issuer or any Guarantor; and

(b)	any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the local currency equivalent of the amounts due or contingently due under these presents (other than this Clause) is calculated for the purposes of any bankruptcy, insolvency or liquidation of the Issuer or any Guarantor and (ii) the final date for ascertaining the amount of claims in such bankruptcy, insolvency or liquidation. The amount of such deficiency shall be deemed not to be reduced by any variation in rates of exchange occurring between the said final date and the date of any distribution of assets in connection with any such bankruptcy, insolvency or liquidation.

The above indemnities shall constitute obligations of the Issuer and the Guarantors separate and independent from their other obligations under the other provisions of these presents and shall apply irrespective of any indulgence granted by the Trustee or the Noteholders, the Receiptholders or the Couponholders from time to time and shall continue in full force and effect notwithstanding the judgment or filing of any proof or proofs in any bankruptcy, insolvency or liquidation of the Issuer or any of the Guarantors for a liquidated sum or sums in respect of amounts due under these presents (other than this Clause). Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Noteholders, the Receiptholders and the Couponholders and no proof or evidence of any actual loss shall be required by the Issuer or the Guarantor or its liquidator or liquidators.

22.	NEW TRUSTEE

(A)	THE power to appoint a new trustee of these presents shall be vested in the Issuer but no person shall be appointed who shall not previously have been approved by an Extraordinary Resolution. One or more persons may hold office as trustee or trustees of these presents but such trustee or trustees shall be or include a Trust Corporation. Whenever there shall be more than two trustees of these presents the majority of such trustees shall be competent to execute and exercise all the duties, powers, trusts, authorities and discretions vested in the Trustee by these presents provided that a Trust Corporation shall be included in such majority. Any appointment of a new trustee of these presents shall as soon as practicable thereafter be notified by the Issuer to the Principal Paying Agent, the Registrar, the Australian Registrar and the Noteholders.

SEPARATE AND CO-TRUSTEES

(B)	Notwithstanding the provisions of sub-clause (A) above, the Trustee may, upon giving prior notice to the Issuer but without the consent of the Issuer, the Guarantors, the Noteholders, the Receipthoiders or the Couponholders, appoint any person established or resident in any jurisdiction (whether a Trust Corporation or not) to act either as a separate trustee or as a co- trustee jointly with the Trustee:

(i)	if the Trustee considers such appointment to be in the interests of the Noteholders;

(ii)	for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or

(iii)	for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of these presents against the Issuer or any Guarantor.

The Issuer irrevocably appoints the Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of these presents) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by these presents) and such duties and obligations as shall be conferred or imposed by the instrument of appointment. The Trustee shall have power in like manner to remove any such person. Such reasonable remuneration as the Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of these presents be treated as costs, charges and expenses incurred by the Trustee.

23.	TRUSTEE’S RETIREMENT AND REMOVAL

A trustee of these presents may retire at any time on giving not less than three months’ prior written notice to the Issuer and TCNZ without giving any reason and without being responsible for any costs incurred by reason of such retirement. The Noteholders shall have the power exerciseable by Extraordinary Resolution to remove any trustee or trustees for the time being of these presents. The Issuer undertakes that in the event of the only trustee of these presents which is a Trust Corporation giving notice under this Clause or being removed by Extraordinary Resolution it will use all reasonable endeavours to procure that a new trustee of these presents being a Trust Corporation is appointed as soon as reasonably practicable thereafter. The retirement or removal of any such trustee shall not become effective until a successor trustee being a Trust Corporation is appointed.

24.	TRUSTEE’S POWERS TO BE ADDITIONAL

THE powers conferred upon the Trustee by these presents shall be in addition to any powers which may from time to time be vested in the Trustee by the general law or as a holder of any of the Notes, Receipts or Coupons.

25.	SUBSTITUTION

(A)	THE Trustee may from time to time agree, without the consent of the Noteholders, Receiptholders or Couponholders, with the Issuer and TCNZ to the substitution, in place of the Issuer (or of any previous Substitute Issuer under this Clause) as a principal debtor under these presents, of (a) a successor company or (b) any Subsidiary of TCNZ (in this Clause called the “Substitute Issuer”) PROVIDED THAT:

(i)	a trust deed is executed or some other form of undertaking is given by the Substitute Issuer in form and manner satisfactory to the Trustee, agreeing to be bound by the terms of these presents, with any consequential amendments which the Trustee may deem appropriate, as fully as if the Substitute Issuer had been named in these presents and on the Notes, Receipts and Coupons as the principal debtor in place of the Issuer (or of any previous Substitute Issuer under this Clause);

(ii)	(a) except where the Substitute Issuer is a successor company, the Issuer unconditionally and irrevocably guarantees all amounts payable by the Substitute Issuer under these presents and (b) the Guarantors or (where the Substitute Issuer is a Guarantor) the other Guarantors unconditionally and irrevocably guarantee all amounts payable by the Substitute Issuer under these presents;

(iii)

if the directors of the Substitute Issuer or other officers acceptable to the Trustee shall certify that the Substitute Issuer is solvent at the time at which the said substitution is proposed to be effected, the Trustee may rely absolutely on such certification and shall not be bound to have regard to the financial condition, profits or prospects of the Substitute Issuer or to compare the same with those of the Issuer;

(iv)	without prejudice to the rights of reliance of the Trustee under paragraph (iii) hereof, the Trustee is satisfied that the said substitution is not materially prejudicial to the interests of the Noteholders;

(v)	(without prejudice to the generality of paragraph (i) hereof) the Trustee may in the event of such substitution agree, without the consent of the Noteholders, Receiptholders or Couponholders, to a change in the law governing these presents provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders; and

(vi)	where the Substitute Issuer is incorporated or resident in, or subject generally to the taxing jurisdiction of, a territory other than or in addition to that in which the Issuer is incorporated or resident for taxation purposes or any political sub-division or any authority therein or thereof having power to tax, undertakings or covenants shall be given to the Trustee by the Substitute Issuer in terms corresponding to the provisions of Condition 10 with the substitution for (or, as the case may be, the addition to) the references to such territory of incorporation or residence for taxation purposes of references to that other or additional territory in which the Substitute Issuer is incorporated or resident or to whose taxing jurisdiction it is subject generally and (where applicable) Condition 9(b) shall be modified accordingly.

(B)	Any such agreement by the Trustee shall, if so expressed, operate to release the Issuer or any such previous Substitute Issuer from any or all of its obligations under these presents. Not later than 14 days after the execution of any such documents as aforesaid and after compliance with the said requirements of the Trustee, the Issuer or any such previous Substitute Issuer shall give notice thereof in a form previously approved by the Trustee to the Noteholders in the manner provided in Condition 16.

(C)	The Trustee may at any time or times without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders agree to the addition of another company as an issuer of Notes under the Programme and these presents (any such issuer as aforesaid being hereinafter in this sub-clause referred to as an “Additional Issuer”) PROVIDED THAT:

(i)	an undertaking is given by the Additional Issuer in a form and manner satisfactory to the Trustee to be bound by the terms of these presents with any consequential amendments which the Trustee may deem appropriate as fully as if the Additional Issuer had been a party to these presents and named herein; and

(ii)	the Issuer, the Guarantors and the Additional Issuer shall comply with such other requirements in the interests of the Noteholders as the Trustee may direct and such modification to these presents shall be made as the Trustee may require.

Upon the execution of such documents and compliance with such requirements, the Additional Issuer shall be deemed to be named in these presents as an Issuer. As soon as practicable after the execution of any such undertaking and after compliance with the said requirements of the Trustee, the Additional Issuer shall give notice thereof to the Noteholders in accordance with Condition 16.

26.	NOTICES

ANY notice or demand to the Issuer, the Guarantors or the Trustee required to be given, made or served for any purposes under these presents shall be given, made or served by sending the same by pre-paid post (first class if inland, first class airmail if overseas) or facsimile transmission or by delivering it by hand as follows:

to the Issuer:	Telecom @ Jervois Quay
68 Jervois Quay
Wellington
New Zealand

(Attention: General Manager Finance)
Facsimile No. +64 4 473 5468

to TCNZ and the	Telecom @ jervois Quay
other Guarantors:	68 Jervois Quay
Wellington
New Zealand

(Attention: General Manager Finance)
Facsimile No. +64 4 473 5468

to the Trustee:	Fifth Floor
100 Wood Street
London EC2V 7EX
England

(Attention: The Manager, Trust Management)

Telex No. 888347
Facsimile No. +44 (020) 7696 5261

or to such other address or facsimile number as shall have been notified (in accordance with this Clause) to the other parties hereto and any notice or demand sent by post as aforesaid shall be deemed to have been given, made or served 48 hours in the case of inland post or five days in the case of overseas post after despatch and any notice or demand sent by facsimile transmission as aforesaid shall be deemed to have been given, made or served 24 hours after the time of despatch provided that in the case of a notice or demand given by facsimile transmission such notice or demand shall forthwith be confirmed by post. The failure of the addressee to receive such confirmation shall not invalidate the relevant notice or demand given by facsimile transmission.

27.	GOVERNING LAW

THESE presents are governed by, and shall be construed in accordance with, English law except that the Deed Poll, the Australian Domestic Notes and the Conditions appertaining thereto are governed by, and shall be construed in accordance with, the law of the State of New South Wales, Australia.

28.	SUBMISSION TO JURISDICTION

(A)

EACH of to the Issuer and the Guarantors irrevocably agrees for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with these presents and that accordingly any suit, action or proceedings arising out of or in connection with these presents (together referred to as “Proceedings”) may be brought in the courts of England.

In the case of Australian Domestic Notes, each of the Issuer and the Guarantors has irrevocably agreed for the benefit of Noteholders that the courts of New South Wales, Australia and courts of appeal from them are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with such Notes, the Deed Poll or the Registry Services Agreement and that accordingly any suit, action or proceedings arising out of or in connection with such Notes, the Deed Poll or the Registry Services Agreement (together referred to as “Australian Proceedings”) may be brought in such courts. Each of the Issuer and the Guarantors irrevocably and unconditionally waives and agrees not to raise any objection which it may have now or subsequently to the laying of the venue of any Proceedings (or any Australian Proceedings) in the courts of England and any claim that any Proceedings (or Australian Proceedings) have been brought in an inconvenient forum and further irrevocably and unconditionally agrees that a judgment in any Proceedings (or Australian Proceedings) brought in the courts of England shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction. Nothing in this Clause shall limit any right to take Proceedings (or Australian Proceedings) against the issuer and the Guarantors in any other court of competent jurisdiction, nor shall the taking of Proceedings (or Australian Proceedings) in one or more jurisdictions preclude the taking of Proceedings (or Australian Proceedings) in any other jurisdiction, whether concurrently or not.

(B)	Each of the Issuer and the Guarantors irrevocably and unconditionally appoints TCNZ (UK) Securities Limited at its registered office for the time being (presently at 51 Lafone Street, London SE1 2LX, England) and in the event of its ceasing so to act will appoint such other person as the Trustee may approve and as the Issuer and the Guarantors may nominate in writing to the Trustee for the purpose to accept service of process on its behalf in England in respect of any Proceedings. Each of the Issuer and the Guarantors agrees that for so long as any Australian Domestic Notes are outstanding, it will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales in respect of any Australian Proceedings. The initial agent will be specified in the applicable Pricing Supplement. Each of the Issuer and the Guarantors (in respect of any Proceedings or Australian Proceedings):

(i)	agrees to procure that, so long as any of the Notes issued by it remains liable to prescription, there shall be in force an appointment of such a person approved by the Trustee with an office in London (in respect of any Proceedings) or New South Wales (in respect of any Australian Proceedings) with authority to accept service as aforesaid;

(ii)	agrees that failure by any such person to give notice of such service of process to the Issuer or any Guarantor (in respect of any Proceedings or Australian Proceedings) shall not impair the validity of such service or of any judgment based thereon; and

(iii)	agrees that nothing in these presents shall affect the right to serve process in any other manner permitted by law.

29.	COUNTERPARTS

THIS Trust Deed and any trust deed supplemental hereto may be executed and delivered in any number of counterparts, all of which, taken together, shall constitute one and the same deed and any party to this Trust Deed or any trust deed supplemental hereto may enter into the same by executing and delivering a counterpart.

30.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Trust Deed or any trust deed supplemental hereto has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Trust Deed or any trust deed supplemental hereto, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS whereof this Trust Deed has been executed as a deed by the Issuer, the Original Guarantors and the Trustee and delivered on the date first stated on page 1.

THE FIRST SCHEDULE

TERMS AND CONDITIONS OF THE NOTES

This Note is one of a Series (as defined below) of Notes issued by TCNZ Finance Limited (the “Issuer”) acting through its principal office in New Zealand or its Australian branch as specified in the applicable Pricing Supplement (as defined below) and (unless it is an Australian Domestic Note (as defined below)) constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or reseated from time to time, the “Trust Deed”) dated 17 March, 2000 and made between the Issuer, Telecom Corporation of New Zealand (“TCNZ”), Telecom Investments Limited, Telecom New Zealand Limited, Telecom Pacific Limited and TCNZ Australia Investments Pty Limited (ABN 39 087 384 825) (the “Initial Guaranteeing Subsidiaries”) and The Law Debenture Trust Corporation p.l.c. (the “Trustee”, which expression shall include any successor trustee) as trustee of the Noteholders (as defined below). These terms and conditions (these “Terms and Conditions”) include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Registered Notes, Receipts, Coupons and Talons referred to below.

Australian Domestic Notes are constituted by a Deed Poll (as referred to in Condition 1) executed by the Issuer in favour of the Noteholders and the Trustee.

References herein to:

“Group means TCNZ and its Subsidiaries from time to time, and “Group Member” means any of them;

“Guarantee” means the guarantee referred to in Condition 5(a) and more fully set out in the Trust Deed, pursuant to which the Guarantors jointly and severally guarantee to the Trustee and the Noteholders the due and punctual payment of all sums which may be payable in respect of the Notes and under the Trust Deed and (in the case of Australian Domestic Notes) under the Deed Poll;

“Guaranteeing Subsidiary” means, at any time and from time to time, each Initial Guaranteeing Subsidiary and each other Subsidiary which has become a Guaranteeing Subsidiary in accordance with Condition 5(b) but does not include any Subsidiary which has been released from its obligations as a Guaranteeing Subsidiary in accordance with Condition 5(c) and “Guaranteeing Subsidiaries” shall be construed accordingly;

“Guarantors” means TCNZ and the Guaranteeing Subsidiaries;

“Notes” shall be references to the Notes of this Series and shall mean:

(i)	in relation to any Notes represented by a global Note in bearer form (a “Bearer Global Note”) or a global Note in registered form (a “Registered Global Note” and, together with a Bearer Global Note, a “Global Note”), units of the lowest Specified Denomination in the Specified Currency;

(ii)	any Global Note;

(iii)	any definitive Notes in bearer form (“Bearer Notes”, which expression includes Notes that are specified to be exchangeable for Registered Notes (“Exchangeable Bearer Notes”)) issued in exchange for a Bearer Global Note;

(iv)	definitive Notes in registered form (“Registered Notes”) (whether or not issued in exchange for a Registered Global Note or Exchangeable Bearer Notes); and

“Subsidiary” means any company which is a Subsidiary of TCNZ in the terms of Section 5 of the Companies Act 1993 of New Zealand (in the case of a New Zealand company) or in terms of Section 9 of the Australian Corporations Act 2001 (in the case of an Australian company).

The Notes (other than the Australian Domestic Notes), the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the “Agency Agreement”) dated 17 March, 2000 and made between the Issuer, TCNZ, the Initial Guaranteeing Subsidiaries, Citibank, N.A. as issuing and principal paying agent and agent bank (the “Principal Paying Agent”, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the “Paying Agents”, which expression shall include any additional or successor paying agents). Citibank, N.A. as registrar (the “Registrar”, which expression shall include any successor registrar) and as a transfer agent and the other transfer agents named therein (together with the Registrar, the “Transfer Agents”, which expression shall include any additional or successor transfer agents) and the Trustee.

Interest bearing definitive Bearer Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons (“Coupons”) and, if indicated in the applicable Pricing Supplement, talons for further Coupons (“Talons”) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Bearer Notes repayable in instalments have receipts (“Receipts”) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the “applicable Pricing Supplement” are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference to “Noteholders” or “holders” in relation to any Notes shall mean (in the case of Bearer Notes) the holders of the Notes and (in the case of Registered Notes) the persons in whose name the Notes are registered and shall, in relation to any Notes represented by a Global Note, be construed as provided below. Any reference herein to “Receiptholders” shall mean the holders of the Receipts and any reference herein to “Couponholders” shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, “Tranche” means Notes which are identical in all respects (including as to listing) and “Series” means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the specified office of each of the Principal Paying Agent, the Registrar, the other Paying Agents and the Transfer Agents (such Agents and the Registrar being together referred to as the “Agents”) and at the registered office for the time being of the Trustee (being at 30 November, 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX). Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement, the Deed Poll (if applicable) and the applicable Pricing Supplement which are applicable to them.

Words and expressions defined in the Trust Deed or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1.	FORM, DENOMINATION AND TITLE

The Notes are in bearer form, exchangeable bearer form or in registered form as specified in the applicable Pricing Supplement and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest Specified Denomination of Exchangeable Bearer Notes.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the Guarantors, the Trustee and any Agent will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note or, as the case may be, the registered holder of the Registered Global Note shall be treated by the Issuer, the Guarantors, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions “Noteholder” and “holder of Notes” and related expressions; shall be construed accordingly

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Guarantors, the Principal Paying Agent and the Trustee (whether specified in the applicable Pricing Supplement or otherwise).

In the case of Notes denominated in Australian dollars and issued in the Australian domestic capital markets under this Programme and not under the A$ Programme as specified in the applicable Pricing Supplement (“Australian Domestic Notes”), the following provisions of this Condition 1 shall apply in lieu of the foregoing provisions of this Condition 1 in the event of any inconsistency. Australian Domestic Notes are debt obligations of the Issuer owing under a separate Deed Poll dated 17 March, 2000 (the “Deed Poll”) and take the form of entries in a register (the “Australian Register”) to be maintained by Computershare Registry Services Pty Limited (the “Australian Registrar”) appointed by the Issuer under a Registry Services Agreement (as referred to in Condition 8) as specified in the applicable Pricing Supplement. Although Australian Domestic Notes will not be constituted by the Trust Deed, Australian Domestic Notes will have the benefit of the guarantee from the Guarantors and the other provisions of the Trust Deed. The Agency Agreement is not applicable to Australian Domestic Notes.

Australian Domestic Notes will not be serially numbered. Each entry in the Australian Register constitutes a separate and individual acknowledgement to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder. No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to an Australian Domestic Note unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

No Australian Domestic Note will be registered in the name of more than four persons. Such Note registered in the name of more than one person is held by those persons as joint tenants. Australian Domestic Notes will be registered by name only without reference to any trusteeship. The person registered in the Australian Register as a holder of an Australian Domestic Note will be treated by the Issuer, the Guarantors, the Trustee and the Australian Registrar as the absolute owner of that Australian Domestic Note and none of the Issuer, the Guarantors, the Trustee or the Australian Registrar will, except as ordered by a court or as required by statute, be obliged to take notice of any other claim to an Australian Domestic Note.

2.	TRANSFERS OF REGISTERED NOTES AND EXCHANGES OF EXCHANGEABLE BEARER NOTES

(a)	Transfers of interests in Registered Global Notes

Transfers of beneficial interests in Registered Global Notes will be effected by Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement and only in accordance with the rules and operating procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Agency Agreement.

(b)	Transfers of Registered Notes in definitive form

A Registered Note in definitive form may, upon the terms and subject to the conditions set forth in the Trust Deed, be transferred in whole or in part (in the authorised denominations set out in the applicable Pricing Supplement). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorney’s duly authorised in writing and

(b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe. Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations) authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent to the transferor.

(c)	Exchange of Exchangeable Bearer Notes for Registered Notes

Subject to the provisions of Condition 2(e), at the option of the holder thereof, upon presentation to the Principal Paying Agent of a duly completed and signed request for exchange (in the form for the time being obtainable from the specified office of the Registrar or the Principal Paying Agent (a “Registration Request”)) together with the relevant Exchangeable Bearer Note(s) and payment of any sum in respect of any such stamp duty, tax or other governmental charge as is referred to, and subject as otherwise provided, in Condition 2(d), and subject to the terms of the Agency Agreement, Exchangeable Bearer Notes are exchangeable in whole but not in part for the same aggregate principal amount of Registered Notes, provided that all unmatured Coupons (which expression, for the avoidance of doubt, shall include Coupons falling to be issued on exchange of matured Talons) relating thereto are attached thereto or are surrendered therewith. Registration Requests may not be presented during the period commencing on the fifth Business Day (as defined in Condition 7) in London prior to the Record Date (as defined in Condition 8) in respect of any Interest Payment Date (as defined in Condition 7) and ending on such Interest Payment Date (both inclusive). Interest on the Registered Notes issued on exchange will accrue, and interest on the corresponding Exchangeable Bearer Notes presented for exchange will cease to accrue, as from the Interest Payment Date immediately preceding the date of presentation or, if none, as from the Interest Commencement Date. Registration Requests may only be presented, and Exchangeable Bearer Notes may only be presented for exchange for Registered Notes, at the specified office of the Principal Paying Agent. The Registrar will, within seven Business Days in London of the date of presentation to the Principal Paying Agent of any Registration Request together with the relevant Exchangeable Bearer Note(s) and unmatured Coupons and any requisite payment as aforesaid, deliver at its specified office to the Noteholder or (at the risk and, if mailed at the request of the Noteholder otherwise than by ordinary uninsured mail, at the expense of the Noteholder) send by mail to such address, other than an address in the United States, as may be specified by the Noteholder in the Registration Request a Registered Note with the same aggregate principal amount as that of the Exchangeable Bearer Note(s) exchanged. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(d)	Costs of registration

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e)	Closed Periods

The Issuer shall not be required:

(i) in the event of a partial redemption of Notes under Column 9

(A)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes during the period beginning on the 65th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of Notes called (in whole or in part) for redemption (both inclusive); or

(B)	to register the transfer of any Registered Note, or part of a Registered Note, called for redemption; or

(C)	to exchange any Exchangeable Bearer Note called for redemption;

except that an Exchangeable Bearer Note called for redemption may be exchanged for a Registered Note which is simultaneously surrendered not later than the relevant Record Date; or

(ii)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes (A) during the period of 10 Business Days in London immediately prior to any Record Date in respect of that Note or (B) during the period commencing on the Record Date in respect of the final Interest Payment Date in respect of that Note and ending on such Interest Payment Date.

(f)	Transfers of Australian Domestic Notes

Conditions 2(a), (b) and (c) above do not apply to Australian Domestic Notes. Australian Domestic Notes may be transferred in whole but not in part. Australian Domestic Notes will be transferred by duly completed and (if applicable) stamped transfer and acceptance forms in the form specified by, and obtainable from, the Australian Registrar or by any other manner approved by the Issuer and the Australian Registrar. Notes entered in the Austraclear System (as defined below) will be transferable only in accordance with the Austraclear Regulations (as defined below).

Unless the Australian Domestic Notes are lodged in the Austraclear System, application for the transfer of Australian Domestic Notes must be made by the lodgement of a transfer and acceptance form with the Australian Registrar. Each transfer and acceptance form must be accompanied by such evidence (if any) as the Australian Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Australian Domestic Notes and must be signed by both the transferor and the transferee.

A transfer of Australian Domestic Notes must comply with all applicable laws and regulations and, if the transfer is between persons in a jurisdiction or jurisdictions other than Australia, the transfer and acceptance form must be signed outside Australia. A transfer to an unincorporated association is not permitted.

In this Condition 2(f):

“Austraclear” means Austraclear Limited (ABN 002 060 773);

“Austraclear Regulations” means the regulations known as the “Regulations and Operating Manual” established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System; and

“Austraclear System” means the system operated by Austraclear for holding securities and the electronic recording and settling of transactions in those securities between members of that system.

3.	STATUS OF THE NOTES AND THE GUARANTEES

(a)	Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank pari passu among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b)	Status of the Guarantees

The obligations of each Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of that Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of that Guarantor, from time to time outstanding.

4.	NEGATIVE PLEDGE

(a)	Save as provided herein and in paragraph (b) below, so long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer, TCNZ and the Guaranteeing Subsidiaries will not create or permit to exist any Charge over any of their respective Assets to secure any indebtedness or liabilities (direct or contingent) for Borrowed Moneys Indebtedness unless the Issuer or the relevant Guarantor, as the case may be, shall simultaneously with or prior to the creation of such Charge, take or procure to be taken any and all action necessary to procure that the benefit of the Charge is extended equally and rateably to the Notes, provided that this covenant shall not apply to, and accordingly the Issuer and any of the Guarantors shall be at liberty to create or permit to exist without breach hereof, any Charge:

(i)	arising by operation of law or statute in the ordinary course of business or securing taxes or other governmental or regulatory levies, duties or imposts, or any Charge in the nature of a contractor’s, supplier’s or vendor’s lien, so long as (in each of the foregoing cases) the payment of the money secured thereby is not in default or the liability therefor of the Issuer or the relevant Guarantor is being contested by appropriate proceedings; or

(ii)	created over any Asset acquired, constructed, repaired, maintained or improved, for the sole purpose of financing or refinancing the cost of such acquisition, construction, repair, maintenance or improvement, or over the land upon which such Asset is situated; or

(iii)	over any Assets of any Subsidiary which becomes a Guaranteeing Subsidiary after the date of the Trust Deed, which existed, or which such Subsidiary was contractually bound to enter into, at the date it became a Guaranteeing Subsidiary and which was not created in anticipation of such Subsidiary becoming a Guaranteeing Subsidiary; or

(iv)	over any Assets acquired by the Issuer or the relevant Guarantor after the date of the Trust Deed, which existed at the date of, and was not created in anticipation of, the acquisition thereof by the Issuer or the relevant Guarantor concerned; or

(v)	created or permitted to exist over the whole or any part of its right, title or interest (whether by way of shareholding, partnership share or otherwise) in, or in the Assets of, any joint venture, partnership or similar venture (whether or not incorporated) the sole purpose of which is the development or exploitation of a project (a “Project Venture”), to secure Borrowed Moneys indebtedness incurred by the Issuer or the relevant Guarantor in connection with its interest in such Project Venture and created or permitted to exist in favour of a participant or participants therein; or

(vi)	over Assets of the Issuer or a Guarantor:

(a)	of or relating to a specific project; or

(b)	comprising cash, deposits, financial instruments or other monetary Assets,

where (in either such case) such Charge does not extend to other Assets of the Issuer or the relevant Guarantor and is created to secure (in the case of sub-paragraph (a)) indebtedness incurred in respect of that project or (in the case of sub-paragraph (b)) new borrowings or indebtedness undertaken or incurred to raise or acquire such cash, deposits, instruments or other monetary Assets and (in either case) the giving of such Charge is consistent with ordinary banking or business principles or practices then current and applicable in the relevant market and/or jurisdiction in relation to indebtedness of that nature; or

(vii)	created in discharge of an obligation to supplement any Charge permitted under paragraphs (i) to (vi) hereof; or

(viii)	created in substitution for any Charge otherwise permitted hereunder; or

(ix)	in favour of the Issuer or a Guarantor provided that the Issuer or such Guarantor, as the case may be, in whose favour it is created retains at all times the sole beneficial ownership of and all rights, powers and benefits in relation to such Charge; or

(x)	created with the prior written consent of the Trustee after, if the Trustee so requires, approval by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b)	Notwithstanding the provisions of paragraph (a) above, the Issuer/Guarantors(s) may, in addition to and separately from the Charges permitted under paragraph (a) above, create or permit to exist any Charge of any nature over any of its or their Assets to secure any Borrowed Moneys Indebtedness if and to the extent that the aggregate principal amount of the Borrowed Moneys Indebtedness so secured by all such Charges created or permitted to subsist by this paragraph (b) (but other than any Charges attaching only to Assets which are not included in the Total Tangible Assets of the Group) does not exceed five per cent of the Total Tangible Assets of the Group.

(c)	For the purposes hereof:

“Asset” shall include an interest in, or in the assets of, any joint venture, partnership or similar venture (whether or not incorporated) in which any one or more of the Issuer and the Guarantors are participant(s);

“Borrowed Moneys Indebtedness” means:

(i)	indebtedness for moneys borrowed;

(ii)	indebtedness in respect of guarantees or similar indemnities;

(iii)	acceptance credits;

(iv)	indebtedness in respect of negotiable instruments;

(v)	money owing in respect of interest rate and cross-currency swaps; and

(vi)	payments under rental or lease arrangements entered into primarily for the purpose of raising or obtaining finance;

“Charge” means any lien, pledge, charge, mortgage, hypothecation or other encumbrance or security interest, but (for the avoidance of doubt) does not include:

(i)	leases, bailments or reservations of title; or

(ii)	the rights of resumption conferred by Sections 27 to 27D of the State-Owned Enterprises Act 1986 of New Zealand (as inserted by the Treaty of Waitangi (State Enterprises) Act 1988) or any memorial recording such rights; or

(iii)	any rights or obligations (whether arising by operation of law, by contract or otherwise) of or in the nature of set-off, netting, combination of accounts, bankers’ lien or analogous rights or obligations in relation to or affecting any credit balances or other financial obligations owing to any one or more of TCNZ and the Guaranteeing Subsidiaries; and

“Total Tangible Assets” means at any time, in respect of the Group or any particular Subsidiary, as the case may be, the aggregate of the book values (determined in accordance with the principles and practices applied in TCNZ’s then most recent audited consolidated statement of financial position with only such changes (if any) thereto as may have been approved by the Auditors (as defined in the Trust Deed)) of the tangible assets of the Group or any particular Subsidiary (and, in the case of the Group, on a consolidated basis) as at any time and from time to time valued and disclosed in the then most recent audited statement of financial position, using, in the case of the Group, the consolidated statement of financial position of TCNZ and, in the case of a Subsidiary, the unconsolidated statement of financial position of such Subsidiary.

5.	GUARANTEES, JOINING AND RELEASING OF GUARANTEEING SUBSIDIARIES

(a)	The due payment of principal and interest (if any) in respect of the Notes and all other moneys payable by the Issuer under or pursuant to the Trust Deed and (in the case of Australian Domestic Notes) the Deed Poll is unconditionally and irrevocably guaranteed, on a joint and several basis, by the Guarantors in the Trust Deed.

(b)	Subject to paragraph (c) below, TCNZ (i) undertakes that it will from time to time and with all reasonable expedition after any company becomes a Material Subsidiary procure that such Material Subsidiary shall become a Guaranteeing Subsidiary; and (ii) may of its own volition (without being under any obligation to do so) procure any Subsidiary which is not a Guaranteeing Subsidiary to become a Guaranteeing Subsidiary.

(c)	Notwithstanding paragraph (b) above, upon receipt by the Trustee of a certificate of two Directors of TCNZ that:

(i)	there are sound commercial reasons why a Guaranteeing Subsidiary should cease to be a Guaranteeing Subsidiary or a Material Subsidiary should not be obliged to become a Guaranteeing Subsidiary; or

(ii)	that a Guaranteeing Subsidiary is not or has ceased to be a Material Subsidiary,

and (in any such case) that either releasing such Guaranteeing Subsidiary from its guarantee and covenants under the Trust Deed or permitting such Material Subsidiary not to become a Guaranteeing Subsidiary (as the case may be) will not in their opinion have a materially adverse effect on the interests of the Noteholders under the Guarantee generally in the reasonably foreseeable future, the Trustee shall (by the execution of appropriate release documentation to that effect) forthwith release such Guaranteeing Subsidiary from such Guarantee or (as the case may be) release TCNZ from its obligation to procure that Subsidiary to become a Guaranteeing Subsidiary. The Trustee and the Noteholders shall be deemed to be aware of and be bound by, and take their rights subject to, the provisions of this clause and any such release or permission.

(d)	A Material Subsidiary shall become a Guaranteeing Subsidiary by executing and delivering to the Trustee a supplemental deed in or substantially in the form scheduled to the Trust Deed (or in such other form as may be approved by the Trustee) whereby such Material Subsidiary agrees to be bound as a Guaranteeing Subsidiary under the Trust Deed, all as more fully set out in the Trust Deed.

(e)	In these Terms and Conditions a “Material Subsidiary” means a Subsidiary all of the shares of which are beneficially owned by the Issuer and/or any of the Guarantors, but excluding:

(i)	any Subsidiary in respect of which both (A) the profits, before tax and extraordinary items, are not greater than 20 per cent, of the consolidated profits, before tax and extraordinary items, of the Group and (B) the Total Tangible Assets represent not more than 20 per cent, of the Total Tangible Assets of the Group, in both cases determined by reference to the most recently published annual audited financial statements (consolidated if applicable) of the relevant Subsidiary or, if none, the most recent annual financial statements of such Subsidiary prepared for the purposes of the New Zealand Financial Reporting Act 1993 and the most recently published annual audited consolidated financial statements of the Group; or

(ii)	any Subsidiary whose principal business is restricted to the business of a bank, finance company or other financial intermediary or insurance company, or (in the case of a Subsidiary incorporated outside New Zealand) the business of raising and/or investing funds, or any subsidiary of any such company.

6.	REDENOMINATION

(a)	Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders, the Couponholders or the Trustee, on giving prior notice to the Principal Paying Agent, Euroclear, Clearstream, Luxembourg and the Trustee and at least 30 days’ prior notice to the Noteholders in accordance with Condition 16, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

(b)	The election will have effect as follows:

(i)	the Notes and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Principal Paying Agent and the Trustee, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be-listed and the Agents of such deemed amendments;

(ii)	save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(iii)	if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Principal Paying Agent may approve) euro 0.01 and such other denominations as the Principal Paying Agent shall determine and notify to the Noteholders;

(iv)	if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the “Exchange Notice”) that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes. Receipts and Coupons denominated in the Specified Currency in such manner as the Principal Paying Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v)

after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi)	if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction (as defined in Condition 7), and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention; and

(vii)	if the Notes are Floating Rate Notes, the applicable Pricing Supplement will specify any relevant changes to the provisions relating to interest.

(c)	In these Terms and Conditions, the following expressions have the following meanings:

“Established Rate” means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 109/(4) of the Treaty;

“euro” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

“Redenomination Date” means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union; and

“Treaty” means the Treaty establishing the European Community, as amended.

7.	INTEREST

(a)	Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

If interest is required to be calculated for a period ending other than on an Interest Payment Date, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

“Day Count Fraction” means, in respect of the calculation of an amount of interest in accordance with this Condition 7(a):

(i)	if “Actual/Actual (ISMA)” is specified in the applicable Pricing Supplement:

(a)	in the case of Notes where the number of days in the relevant period from and including the most recent Interest Payment Date for the Interest Commencement Date to

but excluding the relevant payment date (the “Accrual Period”) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b)	in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1)	the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2)	the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii)	if “30/360” is specified in the applicable Pricing Supplement, the number of days in the period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date (such number of days being calculated on the basis of 12 30-day months) divided by 360.

In these Terms and Conditions:

“Determination Period” means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the Final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

“sub-unit” means with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b)	Interest on Floating Rate Notes and Index Linked Interest Notes

(i)	Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from and including the Interest Commencement Date and such interest will be payable in arrear on either:

(A)	the Specified Interest Payment Date(s) (each an “Interest Payment Date”) in each year specified in the applicable Pricing Supplement; or

(B)	if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an “Interest Payment Date”) which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from and including an Interest Payment Date (or the Interest Commencement Date) to but excluding the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day then, if the Business Day Convention specified is

(1)	in any case where Specified Periods are specified in accordance with Condition (b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date; or

(2)	the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3)	the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4)	the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, “Business Day” means a day which is both:

(A)	a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B)	either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the “TARGET System”) is open.

(ii)	Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A)	ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), “ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as amended and updated as at the Issue Date of the first Tranche of the Notes, published by the International Swaps and Derivatives Association, Inc. (the “ISDA Definitions”) and under which:

(1)	the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2)	the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3)	the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (“LIBOR”) or on the Euro-zone inter-bank offered rate (“EURIBOR”) for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity” and “Reset Date” have the meanings given to those terms in the ISDA Definitions.

(B)	Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1)	the offered quotation; or

(2)	the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii)	Minimum and/or maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the evens that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of interest, the Rate of Interest for such Interest Period shall he such Maximum Rate of Interest.

(iv)	Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the “Interest Amount”) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

“Day Count Fraction” means, in respect of the calculation of an amount of interest for any Interest Period:

(i)	if “Actual/365” or “Actual/Actual” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii)	if “Actual/365 (Sterling)” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv)	if “Actual/360” is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v)	if “30/360”, “360/360” or “Bond Basis” is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi)	if “30E/360” or “Eurobond Basis” is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of an Interest Period ending on but excluding the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v)	Notification of Rate of Interest and Interest Amounts

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, to the Paying Agents and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 16 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 16. For the purposes of this paragraph, the expression “London Business Day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

(vi)	Determination or Calculation by Trustee

If for any reason the Principal Paying Agent or, as the case may be, the Calculation Agent does not at any time determine the Rate of Interest or calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv), as the case may be, above, the Trustee shall determine the Rate of Interest at such rate plus or minus (as appropriate) the relevant Margin (if any) as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 7(b) but subject always to sub-paragraph (iii) above), it shall deem fair and reasonable in all the circumstances and/or, as the case may be, the Trustee shall calculate the Interest Amount in the manner referred to in sub-paragraph (iv) above and such determination and/or calculation shall be deemed to have been made by the Principal Paying Agent or, as the case may be, the Calculation Agent.

(vii)	Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 7(b), whether by the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantors, the Trustee, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantors, the Trustee, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent, the Trustee or the Calculation Agent (as applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c)	Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d)	Interest on Partly Paid Notes

In the case of Partly Paid Noses (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement

(e)	Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

8.	PAYMENTS

(a)	Method of payment

Subject as provided below:

(i)	payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively); and

(ii)	payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10.

(b)	Presentation of definitive Bearer Notes, Receipts and Coupons

Payments of principal in respect of definitive Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons failing which the amount of any missing unmatured Coupon for, in the Case of payment not being made in tall same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 11) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A “Long Maturity Note” is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Fixed Interest Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from and including the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

(c)	Payments in respect of Bearer Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Bearer Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note in bearer form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it is presented and such record shall be prima facie evidence that the payment in question has been made.

(d)	Payments in respect of Registered Notes

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the “Register”) at the close of business on the fifteenth day (being for the purpose of this paragraph (d) a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date (the “Record Date”). Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the nominal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, “Designated Account” means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and “Designated Bank” means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified

Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the Record Date at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Note.

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

None of the Issuer, the Guarantors, the Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e)	Payments in respect of Australian Domestic Notes

The Australian Registrar will act (through its office in Sydney) as principal paying agent for Australian Domestic Notes pursuant to a Registry Services Agreement (such Registry Services Agreement as amended and/or supplemented and/or restated from time to time, the “Registry Services Agreement”) dated 17 March, 2000 and entered into between the Issuer, the Guarantors and the Australian Registrar.

Payments of principal and interest will be made in Sydney in Australian dollars to the persons registered at the close of business on the relevant Domestic Record Date (as defined below) as the holders of such Notes, subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made by cheque drawn on the Sydney branch of an Australian bank despatched by post on the relevant payment date at the risk of the Noteholder or, at the option of the Noteholder, by the Australian Registrar giving in Sydney irrevocable instructions for the effecting of a transfer of the relevant funds to an Australian dollar account in Australia specified by the Noteholder to the Australian Registrar, or in any other manner in Sydney which the Australian Registrar and the Noteholder agree.

In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Australian Registrar gives irrevocable instructions in Sydney for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder and, in the case of accounts maintained in Australia, reaching the account on the same day as the day on which the instructions are given

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Australian Registrar is shown, to the satisfaction of the Australian Registrar, not to have reached the Noteholder and the Australian Registrar is able to recover the relevant funds, the Australian Registrar may make such other arrangements as it thinks fit for the effecting of the payment in Sydney.

Interest will be payable, in the manner specified in Condition 7 above, to the persons who are registered as Noteholders at the close of business in Sydney on the relevant Domestic Record Date and cheques will be made payable to the Noteholder (or, in the case of joint Noteholders, to the first-named) and sent to his registered address, unless instructions to the contrary are given by the Noteholder (or, in the case of joint Noteholders, by all the Noteholders) in such form as may be prescribed by the Australian Registrar. Payments of principal will be made to, or to the order of, the persons who are registered as Noteholders at the close of business in Sydney on the relevant Domestic Record Date, subject, if so directed by the Australian Registrar, to receipt from them of such instructions as the Australian Registrar may require.

In this Condition 8(e), “Domestic Record Date” means, in the case of payments of principal or interest, the date which is the fifteenth day (being for the purpose a day on which banks are open for business in the city where the specified office of the Australian Registrar is located) before the due date of the relevant payment of principal or interest.

(f)	General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantors will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantors to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i)	the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(ii)	payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii)	such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantors, adverse tax consequences to the Issuer or any Guarantor.

(g)	Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, “Payment Day” means any day which (subject to Condition 11) is:

(i)	a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A)	the relevant place of presentation;

(B)	London; and

(C)	any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii)	either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(h)	Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i)	any additional amounts which may be payable with respect to principal under Condition 10 or any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii)	the Final Redemption Amount of the Notes;

(iii)	the Early Redemption Amount of the Notes;

(iv)	the Optional Redemption Amount(s) (if any) of the Notes;

(v)	in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi)	in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 9(e)); and

(vii)	any premium and any other amounts which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

9.	REDEMPTION AND PURCHASE

(a)	Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b)	Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days’ notice to the Principal Paying Agent and in accordance with

Condition 16, the Noteholders (which notice shall be irrevocable), if the Issuer or any Guarantor satisfies the Trustee immediately prior to the giving of such notice that:

(i)	on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 10 or the relevant Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be required to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 10) or any political subdivision of, or any authority in, or of, a Tax Jurisdiction having power to lax, or any change in the application or official interpretation of such laws or regulations (including, without limitation, any increase in the amount of the Approved Issuer Levy payable pursuant to Section 86J of the Stamp and Cheque Duties Act 1971 of New Zealand), which change or amendment becomes effective on or after the date, on which agreement is reached to issue the first Tranche of the Notes; and

(ii)	such obligation cannot be avoided by the Issuer or, as the case may be, the relevant Guarantor taking reasonable measures available to it (but not including paying the Approved Issuer Levy at the aforementioned increased rate), provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, the relevant Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, two Directors of the relevant Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred.

Notes redeemed pursuant to this Condition 9(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to but excluding the date of redemption.

(c)	Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i)	not less than 15 nor more than 30 days’ notice to the Noteholders in accordance with Condition 16; and

(ii)	not less than 15 days before the giving of the notice referred to in (i), notice to the Principal Paying Agent and the Trustee and, in the case of a redemption of Registered Notes, the Registrar;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to but excluding the relevant Optional Redemption Date. Any such redemption must be of a nominal amount equal to the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed (“Redeemed Notes”) will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the “Selection Date”). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 16 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 16 at least five days prior to the Selection Date.

(d)	Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 16 not less than 15 nor more than 30 days’ notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not, in the case of a Bearer Note in definitive form, in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to but excluding the Optional Redemption Date. Registered Notes may be redeemed under this Condition 9(d) in any multiple of their lowest Specified Denomination.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a “Put Notice”) and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable.

(e)	Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 12, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i)	in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii)	in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii)	in the case of a Zero Coupon Note, at an amount (the “Amortised Face Amount”) equal to the sum of:

(A)	the Reference Price; and

(B)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from and including the Issue Date of the first Tranche of the Notes to but excluding the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made on the basis of a 360-day year consisting of 12 months of 30 days each or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f)	Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g)	Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h)	Purchases

The Issuer and any of the Guarantors may at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts. Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer or the Guarantors, surrendered to any Paying Agent and/or the Registrar for cancellation.

(i)	Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be reissued or resold.

(j)	Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 12 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i)	the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii)	five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Principal Paying Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 16.

10.	TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or, as the case may be, the Guarantors will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be the

Guarantors will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

(i)	by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon (including, where the Tax Jurisdiction is New Zealand, his being resident in New Zealand or having a fixed establishment in New Zealand for New Zealand income tax purposes or where the Tax Jurisdiction is the Commonwealth of Australia, his being resident in Australia or having a permanent establishment in Australia);

(ii)	more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming (whether or not such is in fact the case) that day to have been a Payment Day (as defined in Condition 8(g));

(iii)	by or on behalf of a holder who is able to avoid such withholding or deduction by making a declaration of non-residence or similar claim for exemption to the relevant tax authority;

(iv)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000, or any relevant subsequent meetings, (the “Directive”) or any law implementing or complying with, or introduced in order to conform to, the Directive;

(v)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union;

(vi)	by, or on behalf of a holder who is a resident of the Commonwealth of Australia and who is liable to such taxes or duties of whatever nature in respect of such Notes, Receipts or Coupons where no such additional amounts would have been required to be paid had a tax file number been quoted to the Issuer in respect of the relevant Notes, receipts or Coupons before the date for payment in respect of the relevant Notes, Receipts or Coupons; or

(vii)	on account of taxes which are payable by reason of the holder being an associate of the Issuer for the purposes of Section 128F(6) of the Australian Income Assessment Act 1936 (as amended).

As used herein:

(i)	“Tax Jurisdiction” means New Zealand, the Commonwealth of Australia and any other jurisdiction of incorporation of a Guarantor, or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax to which the Issuer or any Guarantor, as the case may be, is or becomes subject in respect of payments made by it of principal and interest on the Notes, Receipts and Coupons;

(ii)	the “Relevant Date” means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Trustee, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 16; and

(iii)	“resident”, “tax file number” and “associate” have the same meanings for the purposes of this Condition 10 as they have under the Australian Income Tax Assessment Act 1936 (as amended).

The Issuer or the Guarantors (as applicable) are required by law to deduct New Zealand resident withholding tax from the payment of interest to the holder of any Note on any Interest Payment Date or the Maturity Date, if:

(a)	the holder is a resident of New Zealand for income tax purposes or the holder is engaged in business in New Zealand, through a fixed establishment in New Zealand (a “New Zealand Holder”); and

(b)	at the time of such payment the New Zealand Holder does not hold a valid certificate of exemption for New Zealand resident withholding tax purposes.

Prior to any Interest Payment Date or Maturity Date any New Zealand Holder:

(a)	must notify the Issuer or the Guarantor (as applicable) or any Paying Agent that the New Zealand Holder is the holder of a Note; and

(b)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent of any circumstances, and provide the Issuer or the Guarantors (as applicable) or the relevant Paying Agent with any information, that may enable the Issuer or the Guarantors (as applicable) to make the payment of interest to the New Zealand Holder without deduction on account of a New Zealand resident withholding tax.

The New Zealand Holder must notify the Issuer or the Guarantors (as applicable), prior to any Interest Payment Date or the Maturity Date, of any change in the New Zealand Holder’s circumstances from those previously notified that could affect the Issuer’s or the Guarantors’ payment or withholding obligations in respect of any Note. By accepting payment of the full face amount of a Note or any interest thereon on any Interest Payment Date or Maturity Date, the New Zealand Holder indemnifies the Issuer or the Guarantors (as applicable) for all purposes in respect of any liability the Issuer or the Guarantors (as applicable) may incur for not deducting any amount from such payment on account of New Zealand resident withholding tax.

Only a New Zealand Holder will be obliged to make the notification referred to above and no other holder will be required to make any certification that it is not a New Zealand Holder.

11.	PRESCRIPTION

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 10) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 8(b) or any Talon which would be void pursuant to Condition 8(b).

12.	EVENTS OF DEFAULT

The Trustee, at its discretion may, and if so requested in writing by the holders of at least one quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), shall (but, in the case of the happening of any of the events mentioned in sub-paragraphs (iii), (iv), (v), (vii) and (in the case of any event having an analogous effect to any of the foregoing) (viii) below, only if the Trustee shall have certified in writing to the Issuer and the Guarantors that such event is, in its opinion, materially prejudicial to the interests of the Noteholders, give notice to the Issuer and the Guarantors that the Notes are and they shall accordingly forthwith become, immediately due and repayable at their Early Redemption Amount plus accrued interest as provided in the Trust Deed, if any of the following events shall occur:

(i)	default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 14 days; or

(ii)	the Issuer or any Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except in any case where the failure is incapable of remedy when no such continuation or notice as is hereinafter mentioned will be required) the failure continues for the period of 30 days next following the service by the Trustee on the Issuer or the relevant Guarantor (as the case may be) of notice requiring the same to be remedied; or

(iii)	any Borrowed Moneys Indebtedness of the Issuer or any Guarantor exceeding NZ$10,000,000 (in aggregate) or its equivalent in any other currency is not repaid on its original maturity date (or within any applicable grace periods), or becomes due and payable by reason of default before its original maturity date, other than where contested in good faith by appropriate proceedings; or

(iv)	a moratorium is declared in respect of Borrowed Moneys Indebtedness of the Issuer or any Guarantor in excess of NZ$10,000,000 (in aggregate) or its equivalent in any other currency; or

(v)	the Issuer or any Guarantor is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its general indebtedness or a material part thereof, or makes a general assignment for the benefit of or an arrangement or composition with or for the benefit of its creditors; or

(vi)	any order is made by any competent court or an effective resolution is passed or legislation is enacted for the liquidation, winding up or dissolution without winding up of the Issuer or any Guarantor, or a statutory manager is appointed of the Issuer or any Guarantor under the Corporations (Investigations and Management) Act 1989 of New Zealand or any analogous or replacement legislation, or any analogous proceedings are taken in respect of the Issuer or any Guarantor, or the Issuer or any Guarantor ceases or threatens in writing to cease to carry on the whole or a substantial part of its business, except:

(a)	for the purposes of a voluntary reorganisation on a solvent basis the terms of which, in the case of the reorganisation of the Issuer or TCNZ only, have previously been approved in writing by the Trustee; or

(b)	in the case of a Guaranteeing Subsidiary, where such Guaranteeing Subsidiary is solvent at the relevant date and its Assets are to be distributed to another Guarantor; or

(vii)	an encumbrancer takes possession or a receiver is appointed of the whole or any material part of the Assets or undertaking of the Issuer or any Guarantor, or a distress or execution in an amount exceeding NZ$10,000,000 (or its equivalent in any other currency) is levied or enforced upon or sued out against all or any material part of the Assets or undertaking of the Issuer or any Guarantor, except where the same is discharged or stayed within 30 days of commencement or is contested by the Issuer or such Guarantor in good faith by appropriate proceedings; or

(viii)	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in the foregoing paragraphs.

13.	REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes. Receipts or

Coupons) or the Registrar (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14.	AGENTS

The names of the initial Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(i)	there will at all times be a Principal Paying Agent and a Registrar; and

(ii)	so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange.

The Issuer undertakes that if the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 are implemented, it will ensure that it maintains a Paying Agent in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 8(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days’ prior notice thereof shall have been given to the Noteholders in accordance with Condition 16.

In acting under the Agency Agreement and the Registry Services Agreement, respectively, the Agents and the Australian Registrar act solely as agents of the Issuer and the Guarantors and, in certain circumstances under the Agency Agreement, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

15.	EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to and including the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 11.

16.	NOTICES

All notices regarding the Bearer Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London, and (ii) if and for so long as the Bearer Notes are listed on the Luxembourg Stock Exchange, a daily newspaper of general circulation in Luxembourg. It is expected that such publication will be made in the Financial Times in London and the Luxemburger Wort in Luxembourg. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any other stock exchange on which the Bearer Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange. In addition, notices regarding Australian Domestic Notes shall also be published in a leading daily newspaper of general circulation in Australia. It is expected that such notices will normally be published in The Australian Financial Review. Any such notice will be deemed to have been given on the date of such publication or, if published more than once, on the date of first publication.

If the giving of notice as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes), the Registrar (in the case of Registered Notes) or the Australian Registrar (in the case of Australian Domestic Notes). Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent, the Trustee, the Registrar and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

17.	MEETINGS OF NOTEHOLDERS; MODIFICATION; WAIVER; SUBSTITUTION

(a)	The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer, by any Guarantor or by Noteholders holding not less than ten per cent, in nominal amount of the Notes for the time being outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of these Terms and Conditions, the Notes, the Receipts or the Coupons and the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of nominal or the rate of interest payable in respect of the Notes, altering the currency of payment of the Notes, the Receipts or the Coupons or modifying the provisions concerning the quorum required at any meeting of the Noteholders or the majority required to pass an Extraordinary Resolution) the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

(b)	The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders. The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of any of these Terms and Conditions or any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed which, in the opinion of the Trustee, is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of applicable law.

(c)	The Trustee may, without the consent of the Noteholders, Receiptholders or Couponholders, agree with the Issuer and the Guarantors to the substitution in place of the Issuer (or any previous substitute under this Condition) as principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed of another company being either (i) a successor company (as defined in the Trust Deed) of the Issuer or (ii) any other Subsidiary of TCNZ. Such agreement shall be subject to the relevant provisions of the Trust Deed and such other conditions as the Trustee may require, including (except where a successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by the Issuer and the Notes being unconditionally and irrevocably guaranteed by the Guarantors or (where the new principal debtor is a Guarantor) by the other Guarantors. The Trustee may also agree without the consent of Noteholders, Receiptholders or Couponholders to the addition of another company as an issuer of Notes under the Programme and the Trust Deed. Any such addition shall be subject to the relevant provisions of the Trust Deed and to such amendment thereof and such other conditions as the Trustee may require. In the case of any proposed substitution or addition, the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed, provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

(d)	In connection with the exercise of any of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation, determination or substitution as aforesaid) the Trustee shall have regard to the general interests of the Noteholders as a class, but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantors or the Trustee or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or in any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

(e)	Any such modification, waiver, authorisation, determination or substitution shall be binding on the Noteholders, Receiptholders and the Couponholders and, unless the Trustee otherwise requires, any such modification or substitution shall be notified by the Issuer to the Noteholders in accordance with Condition 16 as soon as practicable thereafter.

18.	FURTHER ISSUES

The Issuer shall be at liberty from time to time, without the consent of the Noteholders, Receiptholders or Couponholders, to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a Single Series with the outstanding Notes.

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

20.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a)	Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law, except that Australian Domestic Notes, the Deed Poll and the Registry Services Agreement are governed by, and shall be construed in accordance with, the laws in force in New South Wales, Australia.

(b)	Submission to jurisdiction

The Issuer and each of the Guarantors agrees, for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection with the Notes, the Receipts and the Coupons may be brought in such courts.

In the case of Australian Domestic Notes, the Issuer and each of the Guarantors agrees, for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders. that the courts of New South Wales, Australia and courts of appeal therefrom are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Australian Domestic Notes, the Deed Poll or the Registry Services Agreement and that accordingly any suit, action or proceedings (together referred to as “Australian Proceedings”) arising out of or in connection with the Australian Domestic Notes, the Deed Poll or the Registry Services Agreement may be brought in such courts.

The Issuer and each of the Guarantors hereby irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings or Australian Proceedings in any such court and any claim that any such Proceedings or Australian Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any such Proceedings or Australian Proceedings brought in the English courts (or the courts of New South Wales, Australia and courts of appeal therefrom) shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition 19 shall limit any right to take Proceedings or Australian Proceedings against the Issuer or any of the Guarantors in any other court of competent jurisdiction, nor shall the taking of Proceedings or Australian Proceedings in one or more jurisdictions preclude the taking of Proceedings or Australian Proceedings in any other jurisdiction, whether concurrently or not.

(c)	Appointment of Process Agent

The Issuer and each of the Guarantors appoints TCNZ (UK) Securities Limited at its registered office at 51 Lafone Street, London SEI 2LX England as its agent for service of process, and undertakes that, in the event of TCNZ (UK) Securities Limited ceasing so to act or ceasing to be registered in England, it will appoint another person as its agent for service of process in England in respect of any Proceedings.

For so long as any Australian Domestic Notes are outstanding, the Issuer will ensure that there is an agent appointed to accept service of process on its behalf in Australia in respect of any Australian Proceedings The initial agent shall be specified in the applicable Pricing Supplement.

Nothing herein shall affect the right to serve Proceedings or Australian Proceedings in any other manner permitted by law.

(d)	Waiver of immunity

The Issuer and each of the Guarantors hereby irrevocably and unconditionally waives with respect to the Notes, the Receipts and the Coupons any right to claim sovereign or other immunity from jurisdiction or execution and any similar defence and irrevocably and unconditionally consents to the giving of any relief or the issue of any process, including without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment made or given in connection with any proceedings.

PRINCIPAL PAYING AGENT, AGENT BANK AND TRANSFER AGENT

Citibank, N.A.

5 Carmelite Street

London EC4Y 0PA

REGISTRAR

Citibank, N.A.

5 Carmelite Street

London EC4Y 0PA

OTHER PAYING AGENT AND TRANSFER AGENT

Banque Générate du Luxembourg S.A.

50 Avenue J F Kennedy

L-2951 Luxembourg

THE SECOND SCHEDULE

FORMS OF GLOBAL AND DEFINITIVE NOTES, RECEIPTS, COUPONS AND TALONS

PART I

FORM OF TEMPORARY GLOBAL NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

[THIS NOTE CONSTITUTES [COMMERCIAL PAPER/[A SHORTER/LONGER) TERM DEBT SECURITY]2 ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. THE ISSUER OF THIS NOTE IS NOT AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997). REPAYMENT OF THE PRINCIPAL AND PAYMENT OF ANY INTEREST OR PREMIUM IN CONNECTION WITH THIS NOTE HAS BEEN GUARANTEED BY TELECOM CORPORATION OF NEW ZEALAND LIMITED AND CERTAIN OF ITS SUBSIDIARIES, NONE OF WHICH IS AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION.]3

TCNZ FINANCE LIMITED

(the “Issuer”)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian branch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantors”)

(incorporated with limited liability’ in New Zealand or Australia)

TEMPORARY GLOBAL NOTE

This Note is a Temporary Global Note in respect of a duly authorised issue of Notes of the Issuer (the “Notes”) of the Nominal Amount, Specified Currency(ies) and Specified Denomination(s) as are specified in the Pricing Supplement applicable to the Notes (the “Pricing Supplement”), a copy of which is annexed hereto. References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented,

[1]	Delete where the original maturity of the Notes is 365 days or less.

[2]	Include “commercial paper” if Notes must be redeemed before their first anniversary Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary include “longer” if Notes may not be redeemed before their third anniversary

[3]	Unless otherwise permitted text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted in the U.K. before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, the Pricing Supplement will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The issuer, subject as hereinafter provided and subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on each Instalment Date (if the Notes are repayable in instalments) and on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Principal Paying Agent at 5 Carmelite Street, London EC4Y OPA, England or such other specified office as may be specified for this purpose in accordance with the Conditions or at the specified office of any of the other Paying Agents located outside the United States, its territories and possessions (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes. On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an instalment or purchase and cancellation the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled or the amount of such instalment. The nominal amount from time to time of this Global Note and of the Notes represented by this Global Note following any such redemption, payment of an instalment or purchase and cancellation as aforesaid or any exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II, III or IV of Schedule One hereto or in Schedule Two hereto.

Payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will only be made to the bearer hereof to the extent that there is presented to the Principal Paying Agent by Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) a certificate in or substantially in the form set out in Part VII of the Second Schedule to the Trust Deed to the effect that it has received from or in respect of a person entitled to a particular nominal amount of the Notes represented by this Global Note (as shown by its records) a certificate in or substantially in the form of Certificate “A” as set out in Part VII of the Second Schedule to the Trust Deed. The bearer of this Global Note will not (unless upon due presentation of this Global Note for exchange, delivery of the appropriate number of Definitive Notes (together, if applicable, with the Receipts, Coupons and Talons appertaining thereto in or substantially in the forms set out in Parts III, IV, V and VI of the Second Schedule to the Trust Deed) or, as the case may be, issue and delivery (or, as the case may be, endorsement) of the Permanent Global Note is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment hereon due on or after the Exchange Date.

On or after the date (the “Exchange Date”) which is 40 days after the Issue Date, this Global Note may be exchanged (free of charge) in whole or in part for, as specified in the Pricing Supplement, either Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or Definitive

Registered Notes (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, on the face of such Definitive Registered Notes and the relevant information supplementing, replacing or modifying the Conditions appearing in the Pricing Supplement has been endorsed on or attached to such Definitive Bearer Notes or, as the case may be, Definitive Registered Notes) or a Permanent Global Note in or substantially in the form set out in Part II of the Second Schedule to the Trust Deed (together with the Pricing Supplement attached thereto) upon notice being given by Euroclear and/or Clearstream, Luxembourg acting on the instructions of any holder of an interest in this Global Note and subject, in the case of Definitive Notes, to such notice period as is specified in the Pricing Supplement. If Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, Definitive Registered Notes have already been issued in exchange for all the Notes represented for the time being by the Permanent Global Note, then this Global Note may only thereafter be exchanged for Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, Definitive Registered Notes pursuant to the terms hereof. Presentation of this Global Note for exchange shall be made by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the office of the Principal Paying Agent specified above. The Issuer shall procure that Definitive Notes or (as the case may be) the Permanent Global Note shall be so issued and delivered in exchange for only that portion of this Global Note in respect of which there shall have been presented to the Principal Paying Agent by Euroclear or Clearstream, Luxembourg a certificate in or substantially in the form set out in Part VII of the Second Schedule to the Trust Deed to the effect that it has received from or in respect of a person entitled to a particular nominal amount of the Notes represented by this Global Note (as shown by its records) a certificate in or substantially in the form of Certificate “A” as set out in Part VII of the Second Schedule to the Trust Deed. On an exchange of the whole of this Global Note, this Global Note shall be surrendered to the Principal Paying Agent. On an exchange of part only of this Global Note, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two hereto and the relevant space in Schedule Two hereto recording such exchange shall be signed by or on behalf of the Issuer whereupon the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of this Global Note so exchanged. On any exchange of this Global Note for a Permanent Global Note, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two to the Permanent Global Note and the relevant space in Schedule Two thereto recording such exchange shall be signed by or on behalf of the Issuer.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall (subject as provided in the next paragraph) in all respects (except as otherwise provided herein) be entitled to the same benefits as if he were the bearer of Definitive Notes and the relative Receipts, Coupons and/or Talons (if any) in the form(s) set out in Parts III, IV, V and VI (as applicable) of the Second Schedule to the Trust Deed.

Each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee, the Principal Paying Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such nominal amount of such Notes, the right to which shall be vested, as against the Issuer and the Guarantors, solely in the bearer of this Global Note in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

Issued as of [                     ].

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Principal Paying Agent.

By:
Authorised Officer

Schedule One

PART I

INTEREST PAYMENTS

Date made	Interest Payment Date	Total amount of interest payable	Amount of interest paid	Confirmation of payment by or on behalf of the issuer
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PART II

PAYMENT OF INSTALMENT AMOUNTS

Date made	Total amount of Instalment Amounts payable	Amount of Instalment Amounts paid	Remaining nominal amount of this Global Note following such payment *	Confirmation of payment by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
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*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART III

REDEMPTIONS

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
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*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

PART IV

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount.

Schedule Two

EXCHANGES

FOR DEFINITIVE BEARER NOTES, DEFINITIVE REGISTERED NOTES OR

PERMANENT GLOBAL NOTE

The following exchanges of a part of this Global Note for Definitive Bearer Notes, Definitive Registered Notes or a part of a Permanent Global Note have been made:

Date made	Nominal amount of this Global Note exchanged for Definitive Bearer Notes, Definitive Registered Notes or a part of a Permanent Global Note	Remaining nominal amount of this Global Note following such exchange*	Notation made by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV of Schedule One or in this Schedule Two in order to determine this amount.

PART II

FORM OF PERMANENT GLOBAL NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

[THIS NOTE CONSTITUTES (COMMERCIAL PAPER/[A SHORTER/LONGER) TERM DEBT SECURITY]2 ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. THE ISSUER OF THIS NOTE IS NOT AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997). REPAYMENT OF THE PRINCIPAL AND PAYMENT OF ANY INTEREST OR PREMIUM IN CONNECTION WITH THIS NOTE HAS BEEN GUARANTEED BY TELECOM CORPORATION OF NEW ZEALAND LIMITED AND CERTAIN OF ITS SUBSIDIARIES, NONE OF WHICH IS AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION.]3

TCNZ FINANCE LIMITED

(the “Issuer”)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian brunch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantors”)

(incorporated with limited liability in New Zealand or Australia)

PERMANENT GLOBAL NOTE

This Note is a Permanent Global Note in respect of a duly authorised issue of Notes of the Issuer (the “Notes”) of the Nominal Amount, Specified Currency(ies) and Specified Denomination(s) as are specified in the Pricing Supplement applicable to the Notes (the “Pricing Supplement”), a copy of which is annexed hereto. References herein to the Conditions shall be to the Terms and Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented, replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, the Pricing Supplement will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or

[1]	Delete where the original maturity of the Notes is 365 days or less.

[2]	Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.

[3]	Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted in the U.K before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force.

restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on each Instalment Date (if the Notes are repayable in instalments) and on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Principal Paying Agent at 5 Carmelite Street, London EC4Y OPA, England, or such other specified office as may be specified for this purpose in accordance with the Conditions or at the specified office of any of the other Paying Agents located outside the United States, its territories and possessions (except as provided in the Conditions) from time to time appointed by the Issuer in respect of the Notes. On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in Schedule One hereto and the relevant space in Schedule One hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption, payment of an instalment or purchase and cancellation the nominal amount of this Global Note and the Notes represented by this Global Note shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled or the amount of such instalment. The nominal amount from time to time of this Global Note and of the Notes represented by this Global Note following any such redemption, payment of an instalment or purchase and cancellation as aforesaid or any exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II, III or IV of Schedule One hereto or in Schedule Two hereto.

If the Notes represented by this Global Note were, on issue, represented by a Temporary Global Note then on any exchange of such Temporary Global Note for this Global Note or any part hereof, details of such exchange shall be entered by or on behalf of the Issuer in Schedule Two hereto and the relevant space in Schedule Two hereto recording such exchange shall be signed by or on behalf of the Issuer, whereupon the nominal amount of this Global Note and the Notes represented by this Global Note shall be increased by the nominal amount of the Temporary Global Note so exchanged.

This Global Note may be exchanged (free of charge) in whole, but not in part, as specified in the Pricing Supplement, for Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or Definitive Registered Notes in or substantially in the forms set out in Parts III, IV, V and VI of the Second Schedule to the Trust Deed (on the basis that all the appropriate details have been included on the face of such Definitive Bearer Notes and (if applicable) Receipts, Coupons and/or Talons or, as the case may be, on the face of such Definitive Registered Notes and the relevant information supplementing, replacing or modifying the Conditions appearing in the Pricing Supplement has been endorsed on or attached to such Definitive Bearer Notes or, as the case may be, Definitive Registered Notes) either, as specified in the applicable Pricing Supplement:

(i)	in the case of exchange for Definitive Registered Notes, upon not less than 60 days’ written notice being given to the Principal Paying Agent by Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (acting on the instructions of any holder of an interest in this Global Note); or

(ii)	in the case of exchange for Definitive Bearer Notes, only upon the occurrence of an Exchange Event.

An “Exchange Event” means:

(1)	an Event of Default has occurred and is continuing;

(2)	the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system satisfactory to the Trustee is available; or

(3)	the Issuer or any Guarantor has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes in definitive form.

Upon the occurrence of an Exchange Event:

(i)	the Issuer will promptly give notice to Noteholders in accordance with Condition 16 of the occurrence of such Exchange Event; and

(ii)	Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in this Global Note) or the Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (3) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange.

Any such exchange shall occur on a date specified in the notice not later than 60 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

The first notice requesting exchange in accordance with the above provisions shall give rise to the issue of Definitive Notes for the total nominal amount of Notes represented by this Global Note.

Any such exchange as aforesaid will be made upon presentation of this Global Note by the bearer hereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the office of the Principal Paying Agent specified above.

The aggregate nominal amount of Definitive Notes issued upon an exchange of this Global Note will be equal to the aggregate nominal amount of this Global Note. Upon exchange of this Global Note for Definitive Notes, the Principal Paying Agent shall cancel it or procure that it is cancelled.

Until the exchange of the whole of this Global Note as aforesaid, the bearer hereof shall (subject as provided in the next paragraph) in all respects be entitled to the same benefits as if he were the bearer of Definitive Notes and the relative Receipts, Coupons and/or Talons (if any) in the form(s) set out in Parts III, IV, V and VI (as applicable) of the Second Schedule to the Trust Deed.

Each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee, the Principal Paying Agent and any

other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such nominal amount of such Notes, the right to which shall be vested, as against the Issuer and the Guarantors, solely in the bearer of this Global Note in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

Issued as of [ ].

By:
Duly Authorised

Authenticated by
Citibank, N.A., London office, as Principal Paying Agent

By:
Authorised Officer

Schedule One

PART I

INTEREST PAYMENTS

Date made	Interest Payment Date	Total amount of interest payable	Amount of interest paid	Confirmation of payment by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________

PART II

PAYMENT OF INSTALMENT AMOUNTS

Date made	Total amount of Instalment Amounts payable	Amount of Instalment Amounts paid	Remaining nominal amount of this Global Note following such payment*	Confirmation of payment by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

PART III

REDEMPTION

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

PART IV

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV or Schedule Two in order to determine this amount

Schedule Two

EXCHANGES

(only applicable where the Notes represented by this Global Note were, on issue, represented by a Temporary Global Note)

Date made	Nominal amount of Temporary Global Note exchanged for this Global Note	Increased nominal amount of this Global Note following such exchange*	Notation made by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

*	See most recent entry in Part II, III or IV of Schedule One or in this Schedule Two in order to determine this amount.

PART III

FORM OF DEFINITIVE BEARER NOTE

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

[THIS NOTE CONSTITUTES [COMMERCIAL PAPER/[A SHORTER/LONGER] TERM DEBT SECURITY]2 ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. THE ISSUER OF THIS NOTE IS NOT AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997). REPAYMENT OF THE PRINCIPAL AND PAYMENT OF ANY INTEREST OR PREMIUM IN CONNECTION WITH THIS NOTE HAS BEEN GUARANTEED BY TELECOM CORPORATION OF NEW ZEALAND LIMITED AND CERTAIN OF ITS SUBSIDIARIES, NONE OF WHICH IS AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION.]3

TCNZ FINANCE LIMITED

(the “Issuer”)

(incorporated with limited liability in New Zealand acting through its New Zealand or Australian branch)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its subsidiaries

(the “Guarantors”)

(incorporated with limited liability in New Zealand or Australia)

[Specified Currency and Nominal Amount of Tranche]

NOTES DUE

[Year of Maturity]

This Note is one of a Series of Notes of [Specified Currency(ies) and Specified Denomination(s)] each of the Issuer (“Notes”). References herein to the Conditions shall be to the Terms and Conditions [endorsed hereon/set out in the First Schedule to the Trust Deed (as defined below) which shall be incorporated by reference herein and have effect as if set out herein] as supplemented, replaced and modified by the relevant information (appearing in the Pricing Supplement (the “Pricing Supplement”)) endorsed hereon but, in the event of any conflict between the provisions of the said Conditions and such information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Note. This Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th

[1]	Delete where the original maturity of the Notes is 365 days or less.

[2]	Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.

[3]	Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted in the U.K. before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force

March, 2000 and made between (inter alias) the issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, promises to pay to the bearer hereof on [each Instalment Date and] the Maturity Date or on such earlier date as this Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable on redemption of this Note and to pay interest (if any) on the nominal amount of this Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed.

This Note shall not be valid unless authenticated by Citibank, N.A., London office, as Principal Paying Agent.

IN WITNESS whereof this Note has been executed on behalf of the Issuer.

Issued as of [                ].

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by
Citibank, N.A., London office,
as Principal Paying Agent.

By:
Authorised Officer

[Conditions]

[Conditions to be as set out in the First Schedule to this Trust Deed or such other form as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), but shall not be endorsed if not required by the relevant Stock Exchange]

Pricing Supplement

[Here to be set out the text of the relevant information supplementing,

replacing or modifying the Conditions which appears in the Pricing

Supplement relating to the Notes]

PART IV

FORM OF RECEIPT

TCNZ FINANCE LIMITED

[Specified Currency and Nominal Amount of Tranche]

NOTES DUE

[Year of Maturity]

Series No. [        ]

Receipt for the sum of [        ] being the instalment of principal payable in accordance with the Terms and Conditions applicable to the Note to which this Receipt appertains (the “Conditions”) on [        ].

This Receipt is issued subject to and in accordance with the Conditions which shall be binding upon the holder of this Receipt (whether or not it is for the time being attached to such Note) and is payable at the specified office of any of the Paying Agents set out on the reverse of the Note to which this Receipt appertains (and/or any other or further Paying Agents and/or specified offices as may from time to time be duly appointed and notified to the Noteholders).

This Receipt must be presented for payment together with the Note to which it appertains. The Issuer shall have no obligation in respect of any Receipt presented without the Note to which it appertains or any unmatured Receipts.

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]1

[1]	Delete where the original maturity of the Notes is 365 or less

PART V

FORM OF COUPON

TCNZ FINANCE LIMITED

[Specified Currency and Nominal Amount of Tranche]

NOTES DUE

[Year of Maturity)

Series No. [        ]

[Coupon appertaining to a Note in the denomination of [Specified Currency and Specified Denomination]].1

Part A

[For Fixed Rate Notes:

This Coupon is payable to bearer, separately negotiable and subject to the Terms and Conditions of the said Notes.	Coupon for [ ] due on [ ], [ ]]

Part B

[For Floating Rate Notes or Index Linked Interest Notes:

Coupon for the amount due in accordance with the Terms and Conditions endorsed on, attached to or incorporated by reference into the said Notes on [the Interest Payment Date falling in [ ] [ ]/[ ]].

This Coupon is payable to bearer, separately negotiable and subject to such Terms and Conditions, under which it may become void before its due date.]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]2

[1]	Delete where the Notes are all of the same denomination.

[2]	Delete where the original maturity of the Notes is 365 days or less.

PART VI

FORM OF TALON

On the front:

TCNZ FINANCE LIMITED

[Specified Currency and Nominal Amount of Tranche]

NOTES DUE

[Year of Maturity]

Series No. [        ]

[Talon appertaining to a Note in the denomination of [Specified Currency and Specified Denomination]]1.

On and after [            ] further Coupons [and a further Talon]2 appertaining to the Note to which this Talon appertains will be issued at the specified office of any of the Paying Agents set out on the reverse hereof (and/or any other or further Paying Agents and/or specified offices as may from time to time be duly appointed and notified to the Noteholders) upon production and surrender of this Talon.

This Talon may, in certain circumstances, become void under the Terms and Conditions endorsed on the Note to which this Talon appertains.

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]3

[1]	Delete where the Notes are all of the same denomination.

[2]	Not required on last Coupon sheet.

[3]	Delete where the original maturity of the Notes is 365 days or less.

On the back of Receipts, Coupons and Talons:

PRINCIPAL PAYING AGENT

Citibank, N.A.

5 Carmelite Street

London EC4Y 0PA

OTHER PAYING AGENT

Banque Générale du Luxembourg S.A

50 Avenue J F Kennedy

L-2951 Luxembourg

PART VII

FORM OF CERTIFICATE TO BE PRESENTED BY

EUROCLEAR OR CLEARSTREAM, LUXEMBOURG

TCNZ FINANCE LIMITED

[Title of Notes]

(the “Securities”)

This is to certify that, based solely on certifications we have received in writing, by tested telex or by electronic transmission from member organisations appearing in our records as persons being entitled to a portion of the nominal amount set forth below (our “Member Organisations”) substantially to the effect set forth in the temporary Global Note representing the Securities, as of the date hereof, [            ] nominal amount of the above-captioned Securities (i) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States persons”), ii is owned by United States persons that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Sections 1.165-12(c)(1)(v) (“financial institutions”) purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the Issuer or the Issuer’s agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986. as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in Clause (iii) above (whether or not also described in Clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

If the Securities are of the category contemplated in Section 230.903(c)(3) of Regulation S under the Securities Act of 1933, as amended, then this is also to certify with respect to such principal amount of Securities set forth above that, except as set forth below, we have received in writing, by tested telex or by electronic transmission, from our Member Organisations entitled to a portion of such principal amount, certifications with respect to such portion, substantially to the effect set forth in the temporary Global Note representing the Securities.

We further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary Global Note excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our Member Organisations to the effect that the statements made by such Member Organisations with respect to any portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings or official enquiries are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings or enquiries.

Dated:                 , 200[    ] 1

Yours faithfully,

[Euroclear Bank S.A./N.V.

as operator of the Euroclear

System]

or

Clearstream Banking, société anonyme

By:

[1]	To be dated no earlier than the date to which this certification relates, namely (a) the payment date or (b) the Exchange Date.

CERTIFICATE “A”

TCNZ FINANCE LIMITED

[Title of Notes]

(the “Securities”)

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States person(s)”), (ii) are owned by United States person(s) that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v)) (“financial institutions”) purchasing for their own account or for resale, or (b) acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise the Issuer or the Issuer’s agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and in addition if the owner of the Securities is a United States or foreign financial institution described in Clause (iii) above (whether or not also described in Clause (i) or (ii)) this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

If the Securities are of the category contemplated in Section 230.903(c)(2) of Regulation S under the Securities Act of 1933, as amended, (the “Act”) then this is also to certify that, except as set forth below, the Securities are beneficially owned by (a) non-U.S. person(s) or (b) U.S. person(s) who purchased the Securities in transactions which did not require registration under the Act. As used in this paragraph, the term “U.S. person” has the meaning given to it by Regulation S under the Act.

As used herein, “United States” means the United States of America (including the States and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certification excepts and does not relate to [            ] of such interest in the above Securities in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Securities (or, if relevant, exercise of any right or collection of any interest) cannot be made until we do so certify.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings or official enquiries are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings or enquiries.

Dated: , 200[ ] [1]

Name of person making certification

By:

[1]	To be dated no earlier than fifteenth day prior to the date to which this certification relates, namely (a) the payment date or (b) the Exchange Date

PART VIII

FORMS OF REGISTERED GLOBAL NOTE

[THIS NOTE CONSTITUTES [COMMERCIAL PAPER/[A SHORTER/LONGER] TERM DEBT SECURITY]1 ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. THE ISSUER OF THIS NOTE IS NOT AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997). REPAYMENT OF THE PRINCIPAL AND PAYMENT OF ANY INTEREST OR PREMIUM IN CONNECTION WITH THIS NOTE HAS BEEN GUARANTEED BY TELECOM CORPORATION OF NEW ZEALAND LIMITED AND CERTAIN OF ITS SUBSIDIARIES, NONE OF WHICH IS AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION.]2

TCNZ FINANCE LIMITED

(incorporated with limited liability in New Zealand acting through its principal office in New Zealand or its Australian branch)

(the “Issuer”)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantor”)

(incorporated with limited liability in New Zealand or Australia)

GLOBAL NOTE

The Issuer hereby certifies that                      is, at the date hereof, entered in the Register as the holder of the aggregate Nominal Amount of                      of a duly authorised issue of Notes of the Issuer (the “Notes”) of the Specified Currency and Specified Denomination(s) specified in the Pricing Supplement applicable to the Notes (the “Pricing Supplement”), a copy of which is annexed hereto. References herein to the Conditions shall be to the Conditions of the Notes as set out in the First Schedule to the Trust Deed (as defined below) as supplemented, replaced and modified by the Pricing Supplement but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note. This Global Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

The Issuer, subject to and in accordance with the Conditions and the Trust Deed, agrees to pay to such registered holder on the Maturity Date and/or on such earlier date(s) as all or any of the Notes represented by this Global Note may become due and repayable in accordance with the Conditions and the Trust Deed, the amount payable under the Conditions in respect of such Notes on each such

[1]	Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary

[2]	Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted in the U.K. before Section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force.

date and to pay interest (if any) on the nominal amount of the Notes from time to time represented by this Global Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed, upon presentation and, at maturity, surrender of this Global Note at the specified office of the Registrar at 5 Carmelite Street, London EC4Y 0PA, England or such other specified office as may be specified for this purpose in accordance with the Conditions. On any redemption or payment of interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Global Note details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by or on behalf of the Issuer in the Schedule hereto and the relevant space in the Schedule hereto recording any such redemption, payment or purchase and cancellation (as the case may be) shall be signed by or on behalf of the Issuer. Upon any such redemption or purchase and cancellation the nominal amount of this Global Note and the Notes held by the registered holder hereof shall be reduced by the nominal amount of such Notes so redeemed or purchased and cancelled. The nominal amount of this Global Note and of the Notes held by the registered holder hereof following any such redemption or purchase and cancellation as aforesaid or any transfer or exchange as referred to below shall be the nominal amount most recently entered in the relevant column in Part II or III of the Schedule hereto.

This Global Note may be exchanged (free of charge) in whole, but not in part, for Definitive Registered Notes without Receipts, Coupons or Talons attached upon not less than 60 days’ written notice being given to the Registrar by the registered holder hereof.

Any such exchange shall occur not later than 10 days after the date of receipt of the notice by the Registrar.

Subject as provided in the following paragraph, until the exchange of the whole of this Global Note as aforesaid, the registered holder hereof shall in all respects be entitled to the same benefits as if he were the registered holder of Definitive Registered Notes in the form set out in Part IX of the Second Schedule to the Trust Deed.

Subject as provided in the Trust Deed, each person who is for the time being shown in the records of the registered holder hereof as entitled to a particular nominal amount of the Notes represented by this Global Note (in which regard any certificate or other document issued by such registered holder as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be deemed to be the holder of such nominal amount of the Notes for all purposes other than with respect to payments on such Notes for which purpose the registered holder of this Global Note shall be deemed to be the holder of such nominal amount of the Notes in accordance with and subject to the terms of this Global Note and the Trust Deed.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

This Global Note is governed by, and shall be construed in accordance with, English law.

This Global Note shall not be valid unless authenticated by Citibank, N.A., London office, as Registrar.

IN WITNESS whereof the Issuer has caused this Global Note to be signed manually or in facsimile by a person duly authorised on its behalf.

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Registrar

By:
Authorised Officer

Schedule

Part I

INTEREST PAYMENTS

Date made	Total amount payable	Amount of interest paid	Confirmation of payment by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

Part II

REDEMPTIONS

Date made	Total amount of principal payable	Amount of principal paid	Remaining nominal amount of this Global Note following such redemption*	Confirmation of redemption by or on behalf of the Issuer
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________	_______________

*	See most recent entry in Part II or III or Schedule Two in order to determine this amount

Part III

PURCHASES AND CANCELLATIONS

Date made	Part of nominal amount of this Global Note purchased and cancelled	Remaining nominal amount of this Global Note following such purchase and cancellation*	Confirmation of purchase and cancellation by or on behalf of the Issuer
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________
_______________	_______________	_______________	_______________

*	See most recent entry in Part II or III or Schedule Two in order to determine this amount.

PART IX

FORM OF DEFINITIVE REGISTERED NOTE

[THIS NOTE CONSTITUTES [COMMERCIAL PAPER/[A SHORTER/LONGER] TERM DEBT SECURITY]1 ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. THE ISSUER OF THIS NOTE IS NOT AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997). REPAYMENT OF THE PRINCIPAL AND PAYMENT OF ANY INTEREST OR PREMIUM IN CONNECTION WITH THIS NOTE HAS BEEN GUARANTEED BY TELECOM CORPORATION OF NEW ZEALAND LIMITED AND CERTAIN OF ITS SUBSIDIARIES, NONE OF WHICH IS AN AUTHORISED INSTITUTION OR A EUROPEAN AUTHORISED INSTITUTION.]2

TCNZ FINANCE LIMITED

(incorporated with limited liability in New Zealand acting through its principal office in New Zealand or its Australian branch)

(the “Issuer”)

Unconditionally and irrevocably guaranteed by

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and certain of its Subsidiaries

(the “Guarantors”)

(incorporated with limited liability in New Zealand or Australia)

This Note is one of a Series of Notes of [Specified Currency(ies) and Specified Denomination(s)] each of the Issuer. References herein to the Conditions shall be to the Terms and Conditions [endorsed hereon/set out in the First Schedule to the Trust Deed (as defined below) which shall be incorporated by reference herein and have effect as if set out hereon] as supplemented, replaced and modified by the relevant information (appearing in the Pricing Supplement (the “Pricing Supplement”)) endorsed hereon but, in the event of any conflict between the provisions of the said Conditions and the information in the Pricing Supplement, such information will prevail. Words and expressions defined in the Conditions shall bear the same meanings when used in this Note. This Note is issued subject to, and with the benefit of, the Conditions and a Trust Deed (as modified and/or supplemented and/or restated from time to time, the “Trust Deed”) dated 17th March, 2000 and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the holders of the Notes.

THIS IS TO CERTIFY that                                                               is/are the registered holder(s) of one of the above-mentioned Notes and is/are entitled on the Maturity Date or on such earlier date as this Note may become due and repayable in accordance with the Conditions and the Trust Deed, to the amount payable on redemption of this Note and to receive interest (if any) on the nominal amount of this Note calculated and payable as provided in the Conditions and the Trust Deed together with any other sums payable under the Conditions and the Trust Deed.

[1]	Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.

[2]	Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted in the U.K. before Section 19 (the general prohibition) of the financial Services and Markets Act 2000 is brought into force.

This Note shall not be valid unless authenticated by Citibank, N.A., London office, as Registrar.

IN WITNESS whereof this Note has been executed on behalf of the Issuer.

TCNZ FINANCE LIMITED

By:
Duly Authorised

Authenticated by Citibank, N.A., London office, as Registrar

By:
Authorised Officer

- FORM OF TRANSFER OF REGISTERED NOTE -

FOR VALUE RECEIVED the undersigned hereby sell(s), assign(s) and transfer(s) to

(Please print or type name and address (including postal code) of transferee)

[Specified Currency][            ] nominal amount of this Note and all rights hereunder, hereby irrevocably constituting and appointing                                                                                                                                         as attorney to transfer such nominal amount of this Note in the register maintained by TCNZ FINANCE LIMITED with full power of substitution.

Signature(s)

Date:

N.B.:	This form of transfer must be accompanied by such documents, evidence and information as may be required pursuant to the Conditions and must be executed under the hand of the transferor or, if the transferor is a corporation, either under its common seal or under the hand of two of its officers duly authorised in writing and, in such latter case, the document so authorising such officers must be delivered with this form of transfer.

[Conditions]

[Conditions to be as set out in the First Schedule to this Trust Deed or such other form as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), but shall not be endorsed if not required by the relevant Stock Exchange]

Pricing Supplement

[Here to be set out text of the relevant information supplementing, replacing or modifying the

Conditions which appear in the Pricing Supplement relating to the Notes]

THE THIRD SCHEDULE

PROVISIONS FOR MEETINGS OF NOTEHOLDERS

1. (A)	As used in this Schedule the following expressions shall have the following meanings unless the context otherwise requires:

(i)	“voting certificate” shall mean an English language certificate issued by a Paying Agent and dated in which it is stated:

(a)	that on the date thereof Bearer Notes (whether in definitive form or represented by a Bearer Global Note and not being Bearer Notes in respect of which a block voting instruction has been issued and is outstanding in respect of the meeting specified in such voting certificate or any adjourned such meeting) were deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control or blocked in an account with a clearing system and that no such Bearer Notes will cease to be so deposited or held or blocked until the first to occur of:

(1)	the conclusion of the meeting specified in such certificate or, if later, of any adjourned such meeting: and

(2)	the surrender of the certificate to the Paying Agent who issued the same; and

(b)	that the bearer thereof is entitled to attend and vote at such meeting and any adjourned such meeting in respect of the Bearer Notes represented by such certificate;

(ii)	“block voting instruction” shall mean an English language document issued by a Paying Agent and dated in which:

(a)	it is certified that Bearer Notes (whether in definitive form or represented by a Bearer Global Note and not being Bearer Notes in respect of which a voting certificate has been issued and is outstanding in respect of the meeting specified in such block voting instruction and any adjourned such meeting) have been deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control or blocked in an account with a clearing system and that no such Bearer Notes will cease to be so deposited or held or blocked until the first to occur of:

(1)	the conclusion of the meeting specified in such document or, if later, of any adjourned such meeting; and

(2)

the surrender to the Paying Agent not less than 48 hours before the time for which such meeting or any adjourned such meeting is convened of the receipt issued by such Paying Agent in respect of each such deposited Bearer Note which is to be released or (as the case may require) the Bearer Note or Bearer Notes ceasing with the agreement of the Paying Agent to be held to its order or under its control or so blocked and the giving of notice by the Paying Agent to the relevant Issuer in accordance with paragraph 17 hereof of the necessary amendment to the block voting instruction;

(b)	it is certified that each holder of such Bearer Notes has instructed such Paying Agent that the vote(s) attributable to the Bearer Note or Bearer Notes so deposited or held or blocked should be cast in a particular way in relation to the resolution or resolutions to be put to such meeting or any adjourned such meeting and that all such instructions are during the period commencing 48 hours prior to the time for which such meeting or any adjourned such meeting is convened and ending at the conclusion or adjournment thereof neither revocable nor capable of amendment;

(c)	the aggregate principal amount of the Bearer Notes so deposited or held or blocked are listed distinguishing with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution and those in respect of which instructions have been so given that the votes attributable thereto should be cast against the resolution; and

(d)	one or more persons named in such document (each hereinafter called a “proxy”) is or are authorised and instructed by such Paying Agent to cast the votes attributable to the Bearer Notes so listed in accordance with the instructions referred to in (c) above as set out in such document;

(iii)	“24 hours” shall mean a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business in all of the places as aforesaid; and

(iv)	“48 hours” shall mean a period of 48 hours including all or part of two days upon which banks are open for business both in the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of two days upon which banks are open for business in all of the places as aforesaid.

(B)

A holder of a Bearer Note (whether in definitive form or represented by a Bearer Global Note) may obtain a voting certificate in respect of such Note from a Paying Agent or require a Paying Agent to issue a block voting instruction in respect of such Note by depositing such Bearer Note with such Paying Agent or (to the satisfaction of such Paying Agent) by such Bearer Note being held to its order or under its control or being blocked in an account with a clearing system, in each case not less than 48 hours before the time fixed for the relevant meeting and on the terms set out in sub-paragraph (A)(i)(a) or (A)(ii)(a) above (as the case may be), and (in the case of a block voting instruction) instructing such Paying Agent to the effect set out in sub-paragraph (A)(ii)(b) above. The holder of any voting certificate or the proxies named in any block voting instruction shall for all purposes in connection with the relevant meeting or adjourned meeting of Noteholders be deemed to be the holder of the Bearer Notes to which such voting certificate or block voting instruction relates and the Paying Agent with which such Bearer Notes have been deposited or the person holding the same to the order or under the control of such Paying Agent or the clearing system in which such Bearer Notes have been blocked shall be deemed for such purposes not to be the holder of those Bearer Notes.

(C) (i)	A holder of Registered Notes (whether in definitive form or represented by a Registered Global Note) may, by an instrument in writing in the English language (a “form of proxy”) signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the specified office of the Registrar not less than 48 hours before the time fixed for the relevant meeting, appoint any person (a “proxy”) to act on his or its behalf in connection with any meeting of the Noteholders and any adjourned such meeting.

(ii)	Any holder of Registered Notes (whether in definitive form or represented by a Registered Global Note) which is a corporation may by resolution of its directors or other governing body authorise any person to act as its representative (a “representative”) in connection with any meeting of the Noteholders and any adjourned such meeting.

(iii)	Any proxy appointed pursuant to sub-paragraph (i) above or representative appointed pursuant to sub-paragraph (ii) above shall so long as such appointment remains in force be deemed, for all purposes in connection with the relevant meeting or adjourned meeting of the Noteholders, to be the holder of the Registered Notes to which such appointment relates and the holder of the Registered Notes shall be deemed for such purposes not to be the holder.

2.	The Issuer, TCNZ or the Trustee may at any time and the Issuer shall upon a requisition in writing in the English language signed by the holders of not less than ten per cent, in nominal amount of the Notes for the time being outstanding convene a meeting of the Noteholders and if the Issuer makes default for a period of seven days in convening such a meeting the same may be convened by the Trustee or the requisitionists. Whenever the Issuer or TCNZ is about to convene any such meeting the Issuer or TCNZ, as the case may be, shall forthwith give notice in writing to the Trustee of the day, time and place thereof and of the nature of the business to be transacted thereat. Every such meeting shall be held at such time and place as the Trustee may appoint or approve.

3.

At least 21 days’ notice (exclusive of the day on which the notice is given and the day on which the meeting is to be held) specifying the place, day and hour of meeting shall be given to the holders of the relevant Notes prior to any meeting of such holders in the manner provided by Condition 16. Such notice, which shall be in the English language, shall state generally the nature of the business to be transacted at the meeting thereby convened but (except for an Extraordinary Resolution) it shall not be necessary to specify in such notice the terms of any resolution to be proposed. Such notice shall include statements, if applicable, to the effect that (i) Bearer Notes may, not less than 48 hours before the time fixed for the meeting, be deposited with Paying Agents or (to their satisfaction) held to their order or under their control or blocked in an account with a clearing system for the purpose of obtaining voting certificates or appointing proxies and (ii) the holders of Registered Notes may appoint proxies by executing and delivering a form of proxy in the English language to the specified office of the Registrar not less than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution of their directors or other governing body. A copy of the notice shall be sent by post to the Trustee (unless the meeting is convened by the Trustee), to the Issuer (unless the meeting is convened by the Issuer) and to TCNZ (unless the meeting is convened by TCNZ).

4.	A person (who may but need not be a Noteholder) nominated in writing by the Trustee shall be entitled to take the chair at the relevant meeting or adjourned meeting but if no such nomination is made or if at any meeting or adjourned meeting the person nominated shall not be present within 15 minutes after the time appointed for holding the meeting or adjourned meeting the Noteholders present shall choose one of their number to be Chairman, failing which the relevant Issuer may appoint a Chairman. The Chairman of an adjourned meeting need not be the same person as was Chairman of the meeting from which the adjournment took place.

5.	At any such meeting one or more persons present holding Definitive Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than one-twentieth of the nominal amount of the Notes for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a Chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of the relevant business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present holding Definitive Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate a clear majority in nominal amount of the Notes for the time being outstanding PROVIDED THAT at any meeting the business of which includes any of the following matters (each of which shall, subject only to Clause 19(B)(ii), only be capable of being effected after having been approved by Extraordinary Resolution) namely:

(i)	reduction or cancellation of the amount payable or, where applicable, modification, except where such modification is in the opinion of the Trustee bound to result in an increase, of the method of calculating the amount payable or modification of the date of payment or, where applicable, of the method of calculating the date of payment in respect of any principal or interest in respect of the Notes;

(ii)	alteration of the currency in which payments under the Notes, Receipts and Coupons are to be made;

(iii)	alteration of the majority required to pass an Extraordinary Resolution;

(iv)	the sanctioning of any such scheme or proposal as is described in paragraph 18(1) below; and

(v)	alteration of this proviso or the proviso to paragraph 6 below;

the quorum shall be one or more persons present holding Definitive Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than two-thirds of the nominal amount of the Notes for the time being outstanding.

6.

If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any such meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present, the meeting shall if convened upon the requisition of Noteholders be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if such day is a public holiday the next succeeding business day) at the same time and place (except in the case of a meeting at which an Extraordinary Resolution is to be proposed in which case it shall stand adjourned for such period, being not less than 13 clear days nor more than 42 clear days, and to such place as may be appointed by the Chairman either at or subsequent to such meeting and approved by the Trustee). If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any adjourned meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present, the Chairman may either (with the approval of the Trustee) dissolve such meeting or adjourn the same for such period, being not less than 13 clear days (but without any maximum number of clear days), and to such place as may be appointed by the Chairman either at or subsequent to such adjourned meeting and approved by the Trustee, and the provisions of this sentence shall apply to all further adjourned such meetings. At any adjourned meeting one or more persons present holding Definitive Notes of the relevant one or more Series or voting certificates or being proxies or representatives (whatever the nominal amount of the Notes so held or represented by them) shall (subject as provided below) form a quorum and shall have power to pass any resolution and to decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had the requisite quorum been present PROVIDED THAT at any adjourned meeting the quorum for the transaction of business comprising any of the matters specified in the proviso to paragraph 5 above shall be one or more persons present holding Definitive Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than one-third of the nominal amount of the Notes for the time being outstanding.

7.	Notice of any adjourned meeting at which an Extraordinary Resolution is to be submitted shall be given in the same manner as notice of an original meeting but as if 10 were substituted for 21 in paragraph 3 above and such notice shall state the required quorum. Subject as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

8.	Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Noteholder or as a holder of a voting certificate or as a proxy or as a representative.

9.	At any meeting unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman, the Issuer, TCNZ, the Trustee or any person present holding a Definitive Note of the relevant Series or a voting certificate or being a proxy or representative (whatever the nominal amount of the Notes so held or represented by him) a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.	Subject to paragraph 12 below, if at any such meeting a poll is so demanded it shall be taken in such manner and subject as hereinafter provided either at once or after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the motion on which the poll has been demanded.

11.	The Chairman may with the consent of (and shall if directed by) any such meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully (but for lack of required quorum) have been transacted at the meeting from which the adjournment took place.

12.	Any poll demanded at any such meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13.	The Trustee and its lawyers and any director, officer or employee of a corporation being a trustee of these presents and any director or officer of the Issuer or, as the case may be, TCNZ and its or their lawyers and any other person authorised so to do by the Trustee may attend and speak at any meeting. Save as aforesaid, but without prejudice to the proviso to the definition of “outstanding” in Clause 1, no person shall be entitled to attend and speak nor shall any person be entitled to vote at any meeting of Noteholders or join with others in requesting the convening of such a meeting or to exercise the rights conferred on Noteholders by Condition 12 or 17 unless he either produces the Definitive Bearer Note or Definitive Bearer Notes of which he is the holder or a voting certificate or is a proxy or a representative or is the holder of a Definitive Registered Note or Definitive Registered Notes. No person shall be entitled to vote at any meeting in respect of Notes held by, for the benefit of, or on behalf of, the Issuer, any Guarantor or any Subsidiary or holding company of the Issuer or any Guarantor. Nothing herein shall prevent any of the proxies named in any block voting instruction or form of proxy from being a director, officer or representative of or otherwise connected with the Issuer or any Guarantor.

14.	Subject as provided in paragraph 13 hereof at any meeting:

(A)	on a show of hands every person who is present in person and produces a Definitive Bearer Note or voting certificate or is a holder of a Definitive Registered Note or is a proxy or representative shall have one vote; and

(B)	on a poll every person who is so present shall have one vote in respect of each U.S.$1 or such other amount as the Trustee may in its absolute discretion stipulate (or, in the case of meetings of holders of Notes denominated in another currency, such amount in such other currency as the Trustee in its absolute discretion may stipulate) in nominal amount of the Definitive Bearer Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy or representative or in respect of which (being a Definitive Registered Note) he is the registered holder.

Without prejudice to the obligations of the proxies named in any block voting instruction or form of proxy any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15.	The proxies named in any block voting instruction or form of proxy and representatives need not be Noteholders.

16.	Each block voting instruction together (if so requested by the Trustee) with proof satisfactory to the Trustee of its due execution on behalf of the relevant Paying Agent and each form of proxy shall be deposited by the relevant Paying Agent or (as the case may be) by the Registrar or the relevant Transfer Agent at such place as the Trustee shall approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the proxies named in the block voting instruction or form of proxy propose to vote and in default the block voting instruction or form of proxy shall not be treated as valid unless the Chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A notarially certified copy of each block voting instruction and form of proxy shall be deposited with the Trustee before the commencement of the meeting or adjourned meeting but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxies named in any such block voting instruction or form of proxy.

17.

Any vote given in accordance with the terms of a block voting instruction or form of proxy shall be valid notwithstanding the previous revocation or amendment of the block voting instruction or form of proxy or of any of the relevant Noteholders’ instructions pursuant to which it was executed provided that no intimation in writing of such revocation or amendment shall have been received from the relevant Paying Agent or in the case of a Registered Note from the holder thereof by the Issuer at its registered office (or such other place as may have been required or approved by the Trustee for the purpose) by the time being 24 hours and 48 hours respectively before the time appointed for holding the meeting or adjourned meeting at which the block voting instruction or form of proxy is to be used.

18.	A meeting of the Noteholders shall in addition to the powers hereinbefore given have the following powers exercisable only by Extraordinary Resolution (subject to the provisions relating to quorum contained in paragraphs 5 and 6 above) namely:

(A)	Power to sanction any compromise or arrangement proposed to be made between the Issuer, any Guarantor, the Trustee, any Appointee and the Noteholders, Receiptholders and Couponholders or any of them.

(B)	Power to sanction any abrogation, modification, compromise or arrangement in respect of the rights of the Trustee, any Appointee, the Noteholders, the Receiptholders, the Couponholders, the Issuer or any Guarantor against any other or others of them or against any of their property whether such rights shall arise under these presents or otherwise.

(C)	Power to assent to any modification of the provisions of these presents which shall be proposed by the Issuer, any Guarantor, the Trustee or any Noteholder.

(D)	Power to give any authority or sanction which under the provisions of these presents is required to be given by Extraordinary Resolution.

(E)	Power to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution.

(F)	Power, to approve of a person to be appointed a trustee and power to remove any trustee or trustees for the time being of these presents.

(G)	Power to discharge or exonerate the Trustee and/or any Appointee from all liability in respect of any act or omission for which the Trustee and/or such Appointee may have become responsible under these presents.

(H)	Power to authorise the Trustee and/or any Appointee to concur in and execute and do all such deeds, instruments, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution.

(I)	Power to sanction any scheme or proposal for the exchange or sale of the Notes for or the conversion of the Notes into or the cancellation of the Notes in consideration of shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer, any Guarantor or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Noteholders to execute an instrument of transfer of the Registered Notes held by them in favour of the persons with or to whom the Notes are to be exchanged or sold respectively.

19.

Any resolution passed at a meeting of the Noteholders duly convened and held in accordance with these presents shall be binding upon all the Noteholders whether present or not present at such meeting and whether or not voting and upon all Receiptholders and Couponholders and each of them shall be bound to give effect thereto accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justify the passing thereof. Notice of the result of the voting on any resolution duly considered by the Noteholders shall be published in accordance with Condition 16 by the Issuer within 14 days of such result being known PROVIDED THAT the non-publication of such notice shall not invalidate such result.

20.	The expression “Extraordinary Resolution” when used in these presents means (a) a resolution passed at a meeting of the Noteholders duly convened and held in accordance with these presents by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll is duly demanded by a majority consisting of not less than three-fourths of the votes cast on such poll; or (b) a resolution in writing signed by or on behalf of all the Noteholders, which resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the Noteholders.

21.	Minutes of all resolutions and proceedings at every meeting of the Noteholders shall be made and entered in books to be from time to time provided for that purpose by the Issuer and any such minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings transacted shall be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted thereat to have been duly passed or transacted.

22. (A)	If and whenever the Issuer shall have issued and have outstanding Notes of more than one Series the foregoing provisions of this Schedule shall have effect subject to the following modifications:

(i)	a resolution which in the opinion of the Trustee affects the Notes of only one Series shall be deemed to have been duly passed if passed at a separate meeting of the holders of the Notes of that Series;

(ii)	a resolution which in the opinion of the Trustee affects the Notes of more than one Series but does not give rise to a conflict of interest between the holders of Notes of any of the Series so affected shall be deemed to have been duly passed if passed at a single meeting of the holders of the Notes of all the Series so affected;

(iii)	a resolution which in the opinion of the Trustee affects the Notes of more than one Series and gives or may give rise to a conflict of interest between the holders of the Notes of one Series or group of Series so affected and the holders of the Notes of another Series or group of Series so affected shall be deemed to have been duly passed only if passed at separate meetings of the holders of the Notes of each Series or group of Series so affected; and

(iv)	to all such meetings all the preceding provisions of this Schedule shall mutatis mutandis apply as though references therein to Notes and Noteholders were references to the Notes of the Series or group of Series in question or to the holders of such Notes, as the case may be.

(B)

If the Issuer shall have issued and have outstanding Notes which are not denominated in U.S. dollars in the case of any meeting of holders of Notes of more than one currency the nominal amount of such Notes shall (i) for the purposes of paragraph 2 above be the equivalent in U.S. dollars at the spot rate of a bank nominated by the Trustee for the conversion of the relevant currency or currencies into U.S. dollars on the seventh dealing day prior to the day on which the requisition in writing is received by the Issuer and (ii) for the purposes of paragraphs 5, 6 and 14 above (whether in respect of the meeting or any adjourned such meeting or any poll resulting therefrom) be the equivalent at such spot rate on the seventh dealing day prior to the day of such meeting. In such circumstances, on any poll each person present shall have one vote for each U.S.$1 (or such other U.S. dollar amount as the Trustee may in its absolute discretion stipulate) in nominal amount of the Notes (converted as above) which he holds or represents.

23.	Subject to all other provisions of these presents the Trustee may without the consent of the Issuer, the Guarantors, the Noteholders, the Receiptholders or the Couponholder prescribe such further regulations regarding the requisitioning and/or the holding of meetings of Noteholders and attendance and voting thereat as the Trustee may in its sole discretion reasonably think fit.

THE FOURTH SCHEDULE

FORM OF SUPPLEMENTAL DEED INTRODUCING A NEW GUARANTOR

THIS SUPPLEMENTAL DEED is made this [            ] day of [            ], 20[    ]

BY:

1.	[ ] LIMITED, a duly incorporated company, having its registered office at [ ] (the “Subsidiary”); and

2.	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the “Trustee”).

WHEREAS:

(A)	This Supplemental Deed is supplemental to the trust deed dated 17th March, 2000 made between TCNZ Finance Limited (the “Issuer”), Telecom Corporation of New Zealand Limited (“TCNZ”) and certain of its Subsidiaries (together with TCNZ the “Guarantors”) and the Trustee (such trust deed, as from time to time modified or supplemented in accordance with its terms, being referred to herein as the “Trust Deed”).

(B)	The Subsidiary is a subsidiary, within the meaning of Section 5 of the Companies Act 1993 of New Zealand, of TCNZ.

(C)	At the request of TCNZ the Subsidiary wishes to execute this Supplemental Deed (being a deed supplemental to the Trust Deed) in order to become a Guaranteeing Subsidiary as defined in the Trust Deed pursuant to provisions therein contained.

(D)	The Directors of the Subsidiary, pursuant to the provisions of its Constitution, resolved on [ ], 20[ ] that the Subsidiary guarantees the due payment by the Issuer and each other Guarantor of all money from time to time owing under the Trust Deed and that this Supplemental Deed be accordingly executed.

NOW THEREFORE THIS SUPPLEMENTAL DEED WITNESSES as follows:

1.	Definitions and Interpretations

To the extent to which the same are applicable, the definitions and provisions contained in Clause 1 of the Trust Deed shall apply to and be incorporated in this Supplemental Deed.

2.	Acknowledgement by Subsidiary

The Subsidiary hereby appoints the Trustee (and the Trustee hereby accepts appointment) on the same terms as set out in the Trust Deed and the Subsidiary acknowledges that Notes have been and will henceforth be taken up by the Noteholders on the condition and in part consideration that the Subsidiary will give or has given to the Trustee the guarantee hereinafter contained by way of security for the obligations constituted by the Trust Deed or intended so to be.

3.	Guarantee

The Subsidiary hereby unconditionally and irrevocably guarantees, jointly and severally with each other Guarantor, to the Trustee the due and punctual payment of all moneys payable by the Issuer under or pursuant to the Trust Deed, the Schedules and the Notes, the Receipts and the Coupons as and when the same shall become due and payable in accordance with the terms and conditions of such Notes or under the Trust Deed and the Subsidiary hereby agrees that all of the provisions of Clause 7 of the Trust Deed shall be incorporated in this Supplemental Deed and shall have effect and shall apply to this guarantee.

4.	Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Deed all the covenants, undertakings, powers, obligations and other provisions of the Trust Deed and the Schedules thereto relating to or affecting the Guarantors in the same manner and to the same extent as if the same had been mutatis mutandis set out in full in this Supplemental Deed and made applicable to the Subsidiary, and the Subsidiary accordingly covenants, jointly and severally with each other Guarantor, in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and other provisions imposed on or relating to or affecting it by or under this Supplemental Deed or the Trust Deed or by the terms and conditions of any Notes.

5.	Governing Law

This Supplemental Deed is governed by, and shall be construed in accordance with, the laws of England.

6.	Jurisdiction

(A)	The Subsidiary irrevocably agrees for the benefit of the Trustee and the Noteholders, the Receiptholders and the Couponholders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Trust Deed or this Supplemental Deed (respectively, “Proceedings” and “Disputes”) and, for such purposes, irrevocably submits to the jurisdiction of such courts.

(B)	The Subsidiary agrees that the process by which any Proceedings are begun may be served on it by being delivered to [ ] or other its registered office for the time being.

(C)	The Subsidiary waives any objection which it might now or hereafter have to the courts referred to in Clause 6(A) being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that any such court is not a convenient or appropriate forum.

(D)	The submission to the jurisdiction of the courts referred to in Clause 6(A) shall not (and shall not be construed so as to) limit the right of the Trustee or any of the Noteholders or Couponholders to take Proceedings against the Subsidiary in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdiction preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

(E)	The Subsidiary hereby consents generally in respect of any Proceeds to the giving of any relief or the issue of any process in connection with such Proceedings including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

(F)	To the extent that the Subsidiary may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), the Subsidiary hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS whereof this Supplemental Deed has been executed in [                    ] as a deed by the parties hereto the day and year first above written.

EXECUTED as a deed	)
by [ ] Limited acting by	)
its authorised persons	)
in the presence of:	)

THE COMMON SEAL of
THE LAW DEBENTURE TRUST	)
CORPORATION p.l.c.	)
was affixed to this deed in the presence of:	)

Director

Authorised Signatory

THE FIFTH SCHEDULE

FORM OF SUPPLEMENTAL DEED RELEASING A GUARANTOR

THIS SUPPLEMENTAL DEED is made this [            ] day of [            ], 20[    ]

BY:

1.	[ ] LIMITED, a duly incorporated company, having its registered office at [ ] (the “Retiring Guaranteeing Subsidiary”); and

2.	THE LAW DEBENTURE TRUST CORPORATION p.l.c, a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the “Trustee”).

WHEREAS:

(A)	This Supplemental Deed is supplemental to the trust deed dated 17th March, 2000 made between TCNZ Finance Limited (the “Issuer”), Telecom Corporation of New Zealand Limited (“TCNZ”) and certain of its Subsidiaries and the Trustee (such trust deed, as from time to time modified or supplemented in accordance with its terms, being referred to herein as the “Trust Deed”).

(B)	Telecom delivered to the Trustee on [ ], 20[ ] (the “Effective Date”) a certificate pursuant to Clause 7(L) of the Trust Deed which had the effect of releasing the Retiring Guaranteeing Subsidiary from its guarantees and covenants under the Trust Deed and has requested that the Trustee shall forthwith confirm the said release of the Retiring Guaranteeing Subsidiary from the said guarantee and covenants under the Trust Deed.

NOW THEREFORE THIS SUPPLEMENTAL DEED WITNESSES as follows:

1.	To the extent to which the same are applicable, the definitions and provisions contained in Clause 1 of the Trust Deed shall apply to and be incorporated in this Supplemental Deed.

2.	At the request of TCNZ the Trustee hereby confirms that the Retiring Guaranteeing Subsidiary was released from its guarantee and covenants under the Trust Deed on the Effective Date.

3.	The release of the Retiring Guaranteeing Subsidiary shall not affect the guarantees and covenants of each of the other Guarantors pursuant to the Trust Deed.

4.	This Supplemental Deed is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof this Supplemental Deed has been executed in [            ] as a deed by the parties hereto the day and year first above written.

EXECUTED as a deed	)
by [ ] Limited	)
acting by its authorised persons	)
in the presence of:	)

THE COMMON SEAL of
THE LAW DEBENTURE TRUST	)
CORPORATION p.l.c.	)
was affixed to this deed in the presence of:	)

Director

Authorised Signatory

EXECUTED as a deed by	)
TCNZ FINANCE LIMITED	)
acting by its authorised persons	)
in the presence of:	)

Name of Witness:

Address:

SIGNED as a deed by	)
TELECOM CORPORATION OF	)
NEW ZEALAND LIMITED	)
acting by its authorised persons	)
in the presence of:	)

Name of Witness:

Address:

EXECUTED as a deed by	)
TELECOM INVESTMENTS LIMITED	)
acting by its authorised persons	)
in the presence of:	)

Name of Witness:

Address:

SIGNED as a deed by	)
TELECOM NEW ZEALAND LIMITED	)
acting by its authorised persons	)
in the presence of:	)

Name of Witness:

Address:

EXECUTED as a deed by	)
TELECOM PACIFIC LIMITED	)
acting by its authorised persons	)
in the presence of:	)

Name of Witness:

Address:

SIGNED as a deed by	)
TCNZ AUSTRALIA INVESTMENTS	)
PTY LIMITED, ACN 087 384 825)
in accordance with the Australian Corporations
Act 2001:	)

Signature of Director

Name of Director in full

Signature of Director/Secretary

Name of Director/Secretary in full

THE COMMON SEAL of THE LAW	)
DEBENTURE TRUST CORPORATION p.l.c.	)
was affixed to this deed in	)
the presence of:	)

DATED 17TH MARCH, 2000

TCNZ FINANCE LIMITED

(acting through its New Zealand

or Australian branch)

as Issuer

- and -

TELECOM CORPORATION OF NEW ZEALAND

LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

- and -

TCNZ AUSTRALIA INVESTMENTS PTY LIMITED

(ACN 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c.

TRUST DEED

relating to a

U.S.$2,000,000,000

Euro Medium Term Note Programme

For the Issuer and the Guarantors as to

New Zealand law:

RUSSELL MCVEAGH

Mobil on the Park

157 Lambton Quay

Wellington

New Zealand

For the Issuer as to Australian law:

CLAYTON UTZ

No. 1 O’Connell Street

Sydney NSW 2000

Australia

For the Trustee as to

English law:

ALLEN & OVERY

One New Change

London EC4M 9QQ

England

EXECUTED as a deed by )
TCNZ FINANCE LIMITED )		THERESA ELIZABETH GATTUNG
acting by its authorised persons )
in the presence of: )		PHILIP CAMERON

Name of Witness:		ANNE-MARIE HEATHER JORDAN

Address:		TELECOM@JERVOIS QUAY
68 JERVOIS QUAY
WELLINGTON
NEW ZEALAND

SIGNED as a deed by )
TELECOM CORPORATION OF )		THERESA ELIZABETH GATTUNG
NEW ZEALAND LIMITED )
acting by its authorised persons )		PHILIP CAMERON
in the presence of: )

Name of Witness:		ANNE-MARIE HEATHER JORDAN

Address:		TELECOM@JERVOIS QUAY
68 JERVOIS QUAY
WELLINGTON
NEW ZEALAND

EXECUTED as a deed by	)
TELECOM INVESTMENTS LIMITED	)	THERESA ELIZABETH GATTUNG
acting by its authorised persons	)
in the presence of:	)	PHILIP CAMERON

Name of Witness:		ANNE-MARIE HEATHER JORDAN

Address:		TELECOM@JERVOIS QUAY
68 JERVOIS QUAY
WELLINGTON
NEW ZEALAND

4

SIGNED as a deed by	)
TELECOM NEW ZEALAND LIMITED	)	THERESA ELIZABETH GATTUNG
acting by its authorised persons	)
in the presence of:	)	PHILIP CAMERON

Name of Witness:		ANNE-MARIE HEATHER JORDAN

Address:		TELECOM@JERVOIS QUAY
68 JERVOIS QUAY
WELLINGTON
NEW ZEALAND

EXECUTED as a deed by	)
TELECOM PACIFIC LIMITED	)	THERESA ELIZABETH GATTUNG
acting by its authorised persons	)
in the presence of:	)	PHILIP CAMERON

Name of Witness:		ANNE-MARIE HEATHER JORDAN

Address:		TELECOM@JERVOIS QUAY
68 JERVOIS QUAY
WELLINGTON
NEW ZEALAND

SIGNED as a deed by	)
TCNZ AUSTRALIA INVESTMENTS	)
PTY LIMITED, ACN 087 384 825)
in accordance with the Australian	)
Corporations Act 2001:	)
)

DAVID MATHEWS
Signature of Director

DAVID ALLAN MATHEWS
Name of Director in full

ANIL KANT SHARMA
Signature of Secretary

ANIL KANT SHARMA
Name of Secretary in full

5

THE COMMON SEAL of THE LAW	)
DEBENTURE TRUST CORPORATION p.l.c.	)	SEAL
was affixed to this deed in	)
the presence of:	)
HELENA DURR

TRUDI ELKINGTON-POOLE

6

CONFORMED COPY

DATED 30TH NOVEMBER, 2001

TCNZ FINANCE LIMITED

(acting through its principal office in New Zealand or its Australian branch)

- and -

TELECOM CORPORATION OF NEW ZEALAND LIMITED

TELECOM INVESTMENTS LIMITED

TELECOM NEW ZEALAND LIMITED

TELECOM PACIFIC LIMITED

- and -

TCNZ AUSTRALIA INVESTMENTS PTY LIMITED

(ACN 087 384 825)

as Guarantors

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c.

SECOND SUPPLEMENTAL TRUST DEED

further modifying and restating the provisions of the Trust Deed dated

17th March, 2000 (as previously modified by a First Supplemental

Trust Deed) relating to the

U.S.$1,000,000,000 (now U.S.$2,000,000,000)

Euro Medium Term Note Programme

For the Issuer and the Guarantors as to

New Zealand law:

RUSSELL MCVEAGH

Mobil on the Park

157 Lambton Quay

Wellington

New Zealand

For the Issuer as to Australian law:

CLAYTON UTZ

No. 1 O’Connell Street

Sydney NSW 2000

Australia

For the Trustee as to

English law:

ALLEN & OVERY

One New Change

London EC 4M 9QQ

England

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	31 August 2005